FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, ON M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: March 9, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

TECHNICAL REPORT ON
LIMON MINE, NICARAGUA
--------------------------------------------------------------------------------
PREPARED FOR
GLENCAIRN GOLD CORPORATION

NI 43-101 Report

Author:

Hrayr Agnerian M.Sc. (Applied), P. Geo.
Jason J. Cox, P.Eng

                                                               February 24, 2005
                                                    ROSCOE POSTLE ASSOCIATES INC
                                                               Toronto, Ontario.
                                                                 Vancouver, B.C.

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

TABLE OF CONTENTS
                                                                    PAGE

1    SUMMARY ........................................................1-1
     Executive Summary ..............................................1-1
     Technical Summary ..............................................1-9

2    INTRODUCTION AND TERMS OF REFERENCE ............................2-1

3    DISCLAIMER .....................................................3-1

4    PROPERTY DESCRIPTION AND LOCATION ..............................4-1

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
     AND PHYSIOGRAPHY ...............................................5-1

6    HISTORY ........................................................6-1

7    GEOLOGICAL SETTING .............................................7-1
     Regional Geology ...............................................7-1
     Local Geology ..................................................7-1

8    DEPOSIT TYPES ..................................................8-1

9    MINERALIZATION .................................................9-1

10   EXPLORATION ...................................................10-1

11   DRILLING ......................................................11-1

12   SAMPLING METHOD AND APPROACH ..................................12-1

13   SAMPLE PREPARATION, ANALYSES AND SECURITY .....................13-1

14   DATA VERIFICATION .............................................14-1

15   ADJACENT PROPERTIES ...........................................15-1

16   MINERAL PROCESSING AND METALLURGICAL TESTING ..................16-1

17   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES ................17-1

     Mineral Resources .............................................17-1
     Mineral Reserve Estimation Procedures .........................17-6

18   OTHER RELEVANT DATA AND INFORMATION ...........................18-1

     Mine Operations ...............................................18-1
     Life of Mine Plan ............................................18-12
     Environmental Considerations .................................18-13
     Capital And Operating Cost Estimates .........................18-16
     Economic Analysis ............................................18-19

19   CONCLUSIONS ...................................................19-1

                                       i

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

20   RECOMMENDATIONS ...............................................20-1

21   SOURCES OF INFORMATION ........................................21-1

22   SIGNATURE PAGE ................................................22-1

23   CERTIFICATE OF QUALIFICATIONS .................................23-1

24   APPENDIX ......................................................24-1

     Check Assay Results: Limon Laboratory v.s. ACME
     Laboratories, Diamond Drill Holes From Pozo 1 & 2,
     Santa Pancha Deposit ..........................................24-1

LIST OF TABLES

Table 1-1   Mineral Reserves and Mineral Resources ................1-2
Table 1-2   Cash Flow Model .......................................1-5
Table 1-3   Sensitivity Data ......................................1-6
Table 1-4   Production History ...................................1-18
Table 1-5   Limon Life of Mine Plan ..............................1-19
Table 4-1   Mineral Concessions List ..............................4-3
Table 6-1   Historical Production and Exploration on Other
            Concessions ...........................................6-4
Table 11-1  Statistics of 2004 Exploration Work ..................11-1
Table 14-1  RPA Independent Sampling Results .....................14-2
Table 17-1  Mineral Reserves and Mineral Resources ...............17-2
Table 17-2  Mineral Resources at 3.0 g/t Au Cut-Off Grade ........17-3
Table 17-3  Reserve Replacement .................................17-10
Table 17-4  2004 Resource to Reserve Conversion .................17-11
Table 17-5  Pozo 1 & 2 Probable Mineral Reserves ................17-12
Table 17-6  Santa Pancha Mineral Resources ......................17-13
Table 18-1  Historical Mine Production ...........................18-1
Table 18-2  2004 Mine Production Details .........................18-2
Table 18-3  Limon Mine, Life of Mine Plan .......................18-12
Table 18-4  LOMP Capital Costs ..................................18-17
Table 18-5  LOMP Unit Operating Costs ...........................18-18
Table 18-6  Limon Mine, Cash Flow Model .........................18-21
Table 18-7  Sensitivity Data ....................................18-22

                                       ii

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

LIST OF FIGURES

Figure 1-1    Cash Flow Sensitivity Graph                                 1-7
Figure 4-1    Limon Property, Location Map                                4-4
Figure 4-2    Limon Property, Mineral Concessions Map                     4-5
Figure 4-3    Surface Rights, Mina El Limon Concession                    4-7
Figure 7-1    General Geology of Nicaragua                                7-3
Figure 7-2    Limon Area, Local Geology                                   7-4
Figure 8-1    Limon Area, Geological Model of Gold Mineralization         8-3
Figure 9-1    Limon Area, Schematic cross Section                         9-3
Figure 9-2    Santa Pancha Vein System, Local Geology                     9-4
Figure 10-1   Limon Concession, Exploration Targets                      10-6
Figure 10-2   Talavera Southwest Exploration Results                     10-7
Figure 13-1   Sample Preparation and Assay Protocols,
              Limon Mine Laboratory                                      13-2
Figure 13-2   Check Assay Results, Santa Pancha Deposit                  13-6
Figure 13-3   Check Assay Data on Medium Grade Standard                  13-7
Figure 16-1   Limon Mine, General Site Plan                              16-3
Figure 16-2   Limon Mine, Mill Area Site Plan                            16-4
Figure 18-1   Limon Mine, Talavera Site Plan                             18-5
Figure 18-2   Talavera Mine Schematic                                    18-6
Figure 18-3   Santa Pancha Mine Development Plan                         18-9
Figure 18-4   Surface Plan of Limon Open Pit                            18-11
Figure 18-5   Cash Flow Sensitivity Graph                               18-23

LIST OF APPENDIX FIGURES

Figure 17-1   Talavera Deposit, Vein Geology Plan View, 150 Level .........24-2
Figure 17-2   Talavera II & Talavera Sur, Cross Section A-A' ..............24-3
Figure 17-3   Talavera Deposit, SEO & Ligia Structures,
              Cross Section B-B' ..........................................24-4
Figure 17-4   Talavera Deposit, Veta Nueva Vein, Cross
              Section C-C' ................................................24-5
Figure 17-5   Talavera Main Vein (East Half),
              Vertical Longitudinal Section ...............................24-6
Figure 17-6   Talavera Main Vein (West Half), Vertical
              Longitudinal Section Long Section ...........................24-7
Figure 17-7   Santa Pancha Deposit, Pozo 1 & 2 Veins, Plan
              View -30 m Level ............................................24-8
Figure 17-8   Santa Pancha Deposit, Pozo 1 & 2 Veins, Vertical
              Cross Section 13,768 N ......................................24-9
Figure 17-9   Santa Pancha Deposit, Pozo 1 & 2 Veins, Vertical
              Cross Section 13,910 N .....................................24-10
Figure 17-10  Santa Pancha Deposit, Pozo 1 & 2 Veins,
              Vertical Cross Section 14,081 N ............................24-11

                                      iii

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Figure 17-11  Santa Pancha Deposit, Pozo 1 & 2 Veins (Hangingwall),
              Vertical Longitudinal Section .............................24-12
Figure 17-12  Santa Pancha Deposit, Pozo 1 & 2 Veins (Footwall),
              Vertical Longitudinal Section .............................24-13
Figure 17-13  Santa Pancha Deposit, Pozo 1 & 2 HW2 Vein Vertical
              Longitudinal Section ......................................24-14
Figure 17-14  Santa Pancha Deposit, Pozo 1 & 2 P4-BT2 Vein
              Vertical Longitudinal Section .............................24-15
Figure 17-15  Santa Pancha Deposit, Pozo 4 & 5 Veins (Footwall),
              Composite Plan View  at Various Levels ....................24-16
Figure 17-16  Santa Pancha Deposit, Pozo 4 & 5 Veins, Vertical
              Cross Section 14,583 N ....................................24-17
Figure 17-17  Santa Pancha Deposit, Pozo 4 & 5 Veins, Vertical
              Cross Section 14,849 N ....................................24-18

                                       iv

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

1    SUMMARY

EXECUTIVE SUMMARY

     Roscoe Postle  Associates Inc. (RPA) was retained by Mr. Michael B. Gareau,
Vice-President,  Exploration  of  Glencairn  Gold  Corporation  (Glencairn),  to
prepare  an  independent  Technical  Report on the Limon  gold mine in  northern
Nicaragua.  The purpose of this report is to provide our independent  assessment of the Mineral  Resources and Mineral  Reserves of the Talavera and Santa Pancha
deposits and review the Company's Mine Plan. The Technical Report is required to be conformable to NI 43-101  Standards of Disclosure for Mineral  Projects.  RPA
visited the  property  from  November 2 to 4, 2004,  and from  January 18 to 20,
2005.

     Glencairn is a reporting issuer listed at the Toronto Stock Exchange (TSX).
The company,  through its 95% interest in Triton  Minera S.A.  (TMSA),  owns and operates the Mina El Limon mineral concession and 13  exploration-stage  mineral concessions,  including the past producing La India concession; all of which are located in northwestern Nicaragua. TMSA, through its 40% interest in Inversiones
La  India,  S.A.,  holds  a 40%  interest  in  the  Espinito-San  Pablo  mineral concession enclosed by the La India concession.

     This report discusses only the 12,000 ha Mina El Limon mineral  concession, including the Talavera  underground  mine,  the Santa Pancha  deposit,  and some small open pits. Table 1-1 below summarizes  Glencairn's estimate of the Mineral
Reserves and Mineral Resources at the Mina El Limon  concession,  as of December
31, 2004:

                                      1-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                TABLE 1-1 MINERAL RESERVES AND MINERAL RESOURCES
                          Glencairn Gold - Limon Mine

                                Mineral Reserves

Deposit             Category               Tonnes     Grade (g/t      Contained
                                                         (Au)         Ounces Au
---------------------------------------------------------------------------------
Talavera             Proven                177,600      5.88             33,600
                     Probable              510,000      5.60             91,780
Santa Pancha         Probable            1,064,000      4.94            169,050
Subtotal             Proven                177,600      5.88             33,600
Subtotal             Probable            1,574,000      5.15            260,830
---------------------------------------------------------------------------------
Total Underground    Proven & Probable   1,751,600      5.23            294,430

Limon Vein Open Pit  Probable               35,200      2.71              3,070

                          Additional Mineral Resources

Talavera             Measured               20,500      6.30              4,100
                     Indicated             109,300      6.22             21,900
Limon Vein Open Pit  Indicated              40,600      3.26              4,300
Santa Pancha         Indicated              32,400      8.52              8,900
Subtotal             Measured               20,500      6.30              4,100
Subtotal             Indicated             182,300      5.97             35,100
--------------------------------------------------------------------------------
Total                Measured & Indicated  202,800      6.00             39,200

Talavera             Inferred              339,000      7.29             79,500
Santa Pancha         Inferred              616,800      6.76            134,100
--------------------------------------------------------------------------------
Total                Inferred              955,800      6.95            213,600

Source: Glencairn, 2005

Notes:
1.   CIM definitions were followed for reserves & resources.
2.   Mineral  Reserves  are  estimated  at a  cutoff  grade  of 4.02  g/t Au for
     Talavera,  3.82 g/t Au for Santa Pancha,  and 1.8 g/t Au for the Limon open pit.  Additional  Mineral Resources are estimated at a cutoff grade of 4.50
     g/t Au for underground, and 1.8 g/t Au for the Limon open pit.
3.   Mineral  Reserves  &  Mineral  Resources  are  estimated  using an  average long-term gold price of US$375 per ounce.
4.   A minimum vein width of 2.4 m was used,  and a minimum  mining width of 3.0
     m.
5.   Ore density is 2.60 t/m3.

                                      1-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     RPA has audited the Glencairn  reserve and resource  estimates,  and in our opinion they are in keeping with industry practices and standards. RPA is of the opinion that the Glencairn  resource and reserve estimates at the higher cut-off grades  (4.02  g/t Au for  Talavera  and 3.82 g/t Au for  Santa  Pancha)  are in
accordance with the Mineral  Resource/Reserve  Classification  as recommended by the CIM  Committee on Mineral  Resources  and Mineral  Reserves,  as required by
NI-43-101.

ECONOMIC ANALYSIS

     Glencairn has prepared a Life of Mine Plan (LOMP) that schedules production of the Mineral Reserves (as of January 1, 2005). The mine life is forecast to be approximately five years, ending in the 1st quarter of 2010. RPA's projection of the pre-tax cash flow is shown in Table 1-2, expressed in US dollars (US$). The key input parameters are:

     o    Production of 1,100 tonnes per day (based on 304 days per annum).

     o    Reserve and Resource Base:  Mineral Reserves of 1.78 million tonnes at an average  grade of 5.2 g/t Au, and  Measured and  Indicated  Mineral
          Resources  of 203,000  tonnes at an  average  grade of 6.0 g/t Au. The
          Mineral Resources are additional to the Mineral Reserves.

     o    Total production: 1.78 million tonnes @ 5.2 g/t Au

     o    Annual gold production: 48,000 ounces, average.

     o    Metallurgical recovery of 86.6%

     o    Gold price of $375 per ounce.

     o    Silver revenue assumed to be not material

     o    Revenue is recognized at the time of production.

     o    Operating costs: $40 per tonne milled

     o    Capital costs: $9.1 million.

                                      1-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

GLOBAL MARKETS

     The principal  commodities at the Limon mine are freely  traded,  at prices that  are  widely  known,  so that  prospects  for  sale of any  production  are virtually assured. RPA used a gold price of US$375 per ounce for the Base Case.

     The Nicaraguan currency (Cordoba) has shown a steady decline against the US dollar over the past few years, as follows:

     o    February 2003 - 1 US dollar = 14.79 Cordobas

     o    February 2004 - 1 US dollar = 15.54 Cordobas

     o    February 2005 - 1 US dollar = 16.22 Cordobas

     For costs originally estimated in Cordobas (for example, labour), Glencairn applies an inflation factor of 6% per annum before converting to US dollars.

CASH FLOW ANALYSIS

     The undiscounted  pre-tax cash flow totals $8.8 million. The unit operating cost is $280 per ounce of gold. Capital  expenditures are estimated to total $36 per ounce, and royalties are forecast to total $22 per ounce, over the remaining mine life.  The total  cost of  production,  including  operating,  capital  and royalties,  is  estimated  to be $338 per  ounce.  All  costs  and  revenue  are expressed in US dollars (US$) unless otherwise noted.

     Glencairn's  physical  and cost data  underlying  RPA's cash flow model are consistent with operations during the past several years. In view of recent gold prices ranging from $400 per ounce to $440 per ounce, the Limon Mine is expected to  generate a positive  cash flow for the period  detailed  in the Life of Mine
Plan.

                                       1-4

ROSCOE POSTLE ASSOCIATES INC. *www.rpacan.com*

TABLE 1-2 CASH FLOW MODEL

Glencairn Gold - Limón Mine

			2005	2006	2007	2008	2009	2010	Total
PRODUCTION	Talavera Ore	tonnes	264,894	172,980	83,034	40,600	53,500	72,575	687,583
	Grade	g/t Au	5.65	5.28	5.73	5.22	5.40	7.07	5.67
	Santa Pancha Ore	tonnes		170,168	260,080	302,527	289,652		1,022,427
	Grade	g/t Au		5.33	5.01	4.71	4.89		4.94
	Open Pit Ore	tonnes	67,477						67,477
	Grade	g/t Au	3.64						3.64
	Mill Feed	tonnes	332,371	343,148	343,114	343,127	343,152	72,575	1,777,487
	Grade	g/t Au	5.24	5.30	5.18	4.77	4.97	7.07	5.17
REVENUE	Contained Gold	oz	56,009	58,525	57,189	52,625	54,827	16,497	295,671
	Recovery		85.0%	86.4%	87.1%	87.5%	87.4%	85.0%	86.6%
	Recovered Gold	oz	47,607	50,554	49,812	46,047	47,918	14,022	255,961
	Metal Price	$/oz	375	375	375	375	375	375	375
	Refining Cost	$ '000s	144	145	145	143	144	37	758
	Gross Revenue	$ '000s	17,709	18,812	18,535	17,125	17,825	5,221	95,227
		$/tonne	53	55	54	50	52	72	54
OPERATING COSTS	Mining	$ '000s	4,095	4,523	4,408	4,355	4,372	1,002	22,755
	Milling	$ '000s	2,113	2,131	2,131	2,131	2,131	451	11,087
	Maintenance	$ '000s	1,120	1,129	1,129	1,129	1,129	239	5,875
	Power	$ '000s	2,532	2,553	2,553	2,553	2,553	540	13,284
	G&A	$ '000s	3,554	3,582	3,582	3,582	3,583	758	18,641
	Total	$ '000s	13,414	13,918	13,803	13,750	13,767	2,989	71,641
	Mining	$/tonne	12.03	13.18	12.85	12.69	12.74	13.81	12.74
	Milling	$/tonne	6.21	6.21	6.21	6.21	6.21	6.21	6.21
	Maintenance	$/tonne	3.29	3.29	3.29	3.29	3.29	3.29	3.29
	Power	$/tonne	7.44	7.44	7.44	7.44	7.44	7.44	7.44
	G&A	$/tonne	10.44	10.44	10.44	10.44	10.44	10.44	10.44
	Total	$/tonne	39.42	40.56	40.23	40.07	40.12	41.19	40.30
	Operating Cash Flow	$ '000s	4,295	4,894	4,732	3,375	4,058	2,232	23,586
CAPITAL COSTS	Talavera		1,241	384	297	173	158	-	2,252
	Santa Pancha		2,027	869	923	282	95	-	4,195
	Infrastructure		787	141	685	-	-	-	1,613
	Reclamation							1,036	1,036
	Total	$ '000s	4,054	1,394	1,905	455	252	1,036	9,096
CASH FLOW	IAMGOLD Royalty	0.03	531	564	556	514	535	157	2,857
	State Royalty	0.03	531	564	556	514	535	157	2,857
	Net Cash Flow	$ '000s	(822)	2,372	1,714	1,893	2,737	883	8,777
	Cumulative	$ '000s	(822)	1,550	3,264	5,157	7,894	8,777	
	Cash Operating Cost	$/oz	282	275	277	299	287	213	280
	Capital/Royalty Cost	$/oz	107	50	61	32	28	96	58
	Total Cost	$/oz	389	325	338	331	315	309	338
	NPV	5%	7,210						
		10%	5,991						

1-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

SENSITIVITY ANALYSIS

     Variations  to the LOMP base case NPV  calculated at a 5% interest rate are detailed  in Table  1-3,  and  graphed  in  Figure  1-1.  The cash  flow is most sensitive to gold price,  followed by  operating  cost.  Downside  possibilities related to Santa Pancha  hangingwall  stability  (increased  costs and dilution)
have a lesser impact than the previously mentioned factors.

                           TABLE 1-3 SENSITIVITY DATA
                          Glencairn Gold - Limon Mine

Parameter Variables   Units        -20%       -10%     Base      +10%      +20%
--------------------------------------------------------------------------------
  Gold Price          $/oz          300       338       375       413       450
 Operating Cost      $/tonne       32.35     36.40     40.13     44.49     48.53
  Capital Cost      $millions       7.3       8.2       9.1      10.0      10.9
   Mine Life            Mt         1.42      1.60      1.78      1.96      2.13

      NPV             Units        -20%       -10%     Base      +10%      +20%
--------------------------------------------------------------------------------
  Gold Price        $millions      (8.5)     (0.8)     7.0       14.8      22.5
 Operating Cost     $millions      19.4      13.2      7.0        0.8      (5.4)
  Capital Cost      $millions       8.6       7.8      7.0        6.2       5.4
    Mine Life       $millions       3.9       5.0      7.0        8.0       8.7

                                      1-6

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                     FIGURE 1-1 CASH FLOW SENSITIVITY GRAPH

CONCLUSIONS

     Based on our review, RPA concludes that:

     o    The  procedures  used in  assaying,  and  Mineral  Reserve and Mineral
          Resource estimation,  are in keeping with industry standards,  and are appropriate for the deposit and mining methods.

     o    The resource and reserve blocks might be better  outlined by using the
          Contour  Method of estimating  Mineral  Resources,  in order to better represent grade distribution.

     o    RPA concurs with  Glencairn's  Life of Mine Plan (LOMP) for five years commencing  January 1, 2005, and believes that the production  targets are  achievable.  Annual  production  should average 48,000 ounces per year over the remaining five years of reserves.

     o    Maintaining   stability  of  the   hangingwall   will  be  crucial  to
          successfully mining the Santa Pancha deposit

     o    The LOMP cash flow is most sensitive to gold price and operating cost.

     o    Glencairn has identified a number of promising exploration targets. In
          RPA's view,  continued follow up drilling and surface  exploration are warranted.

                                      1-7

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    There is good  potential for the  discovery of  additional  gold veins with similar mineralization as at Talavera

     o    Some of the RPA check assay values are slightly  higher than the Limon laboratory  results.  The  differences are considered to be due to the variability  in gold  between the two halves of the core,  and are not cause for concern, in RPA's view.

RECOMMENDATIONS

     RPA recommends that:

     o    Ongoing exploration  efforts continue,  with the goal of extending the mine life by conversion of resources to reserves,  and by  delineating extensions to existing veins in the immediate mine area.

     o    Ongoing  exploration  efforts  continue  to test the  Santa  Rosa-Uval target and other target areas by drilling

     o    Glencairn  continue  with  detailed mine planning for the Santa Pancha
          deposit,   including   options  for  varying  amounts  of  hangingwall
          exposure, and evaluation of the impact on operating costs.

     o    Minimum mining width be investigated by measurement of existing stopes at Talavera, and that the results be incorporated into Mineral Reserve estimation procedures.

     o    A contingency be applied to Santa Pancha capital requirements. .

     o    A geomechanics expert be consulted when development provides access to the Santa Pancha hangingwall.

                                      1-8

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

TECHNICAL SUMMARY

PROPERTY STATUS

     Glencairn  holds  interests  in  14  mineral  concessions  in  northwestern
Nicaragua.  The Mineral  Concessions are located  approximately 100 km (straight line) northwest of Managua, the capital of Nicaragua.  Production from the Limon
Mine is subject to the following royalties:

     o    A 3% net smelter royalty (NSR) to IAMGOLD  Corporation  (IAMGOLD),  on the mineral  production  from the Limon Mine and any other  production revenue in the future, obtained from the Limon Mine Concession and the other mineral concessions, including La India, that were formerly part of the original El Limon-La India exploration concession.  The IAMGOLD royalty does not apply to the Espinito-San Pablo and the Soledad de la
          Cruz concessions.

     o    A royalty  equal to 5% of the net  profit of Triton  Mining  (USA) LLC
          (Triton USA) is due to Internacional  de Comercial S.A. (IDC).  Triton
          USA is a subsidiary of Glencairn  which holds a 47.5%  interest in the
          Limon Mine.

     o    A 3% NSR on gold production, payable to the Government of Nicaragua.

     The Talavera and Santa Pancha gold  deposits are located  within the 12,000 ha Mina El Limon  mineral  concession  that has a term of 25 years,  expiring in
2027. The property  straddles the boundary of the  municipalities  of Larreynaga and Telica of the  Department of Leon and the  municipalities  of Chinandega and
Villa Nueva of the Department of Chinandega.

     TMSA is the direct  owner of the surface  rights that  underlie  all of its current mining,  milling,  tailings and related facilities and infrastructure at the Limon Mine. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by the  Company.  RPA  understands  that permits  required  for current  mining and milling  operations,  and for  exploration  activities  are in place.  Glencairn reports  that an  Environmental  Impact  Study for  mining  of the Santa  Pancha deposit has been submitted and approved,  and an operating  permit was issued on
January 31, 2005.

                                      1-9

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     The  original  purchase  of the mineral  concessions  was made by Minera de
Occidente  S.A.,  (subsequently  renamed  TMSA).  TMSA is owned  47.5% by Triton
Mining Corporation (Triton),  47.5% by Triton USA, and 5% by Inversiones Mineras
S.A.  (IMISA),  a holding  company  representing  the unionized  mine workers of
Nicaragua.  Glencairn's  95%  interest  in the  concessions  is  from  its  100%
ownership  of Triton and Triton USA  acquired as a result of a merger with Black
Hawk Mining Inc. in October 2003.

     TMSA is not responsible for any type of  environmental  damage caused prior to the  time at which  it took  possession  of the  Limon  Mine in 1994,  but is required to implement the necessary changes to reduce any existing environmental problems.  According to the existing Central Bank  regulations,  TMSA may freely export and sell the gold  produced and the proceeds may be  repatriated  without restriction.

LOCATION AND ACCESS

     The Mina El Limon mineral  concession is situated  along the eastern margin of the  Nicaragua  Depression.  The  property  lies within the  relatively  flat lowlands of the depression itself, but contains hills with moderate relief.

     Access to the Limon mine area is by paved road  (approximately  125 km from
Managua) and  approximately 15 km by all-season gravel road to the Village of El
Limon. The total road distance from Managua is 140 km. The Talavera  underground mine is situated  approximately  4 km west of the  Village of El Limon,  and the
Santa Pancha deposit is situated  approximately 5 km east of that village.  Both areas are accessible by gravel roads from the Limon mine site.

     The climate in  northwestern  Nicaragua is tropical  with a hot, wet season from May through November and hotter, dry season from December through to April.
The mean annual temperature is 27(degree) C with an average annual precipitation of two metres.  The Limon Mine operates year round and is not normally  affected by the typical seasonal climatic variations.

                                      1-10

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Electrical  power  for the  Limon  Mine  operations  is  obtained  from the
Nicaraguan  national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

     The three  villages of Limon,  Santa Pancha and Minvah,  all located within the mine concession,  have a population of approximately 10,000 people including many of the mine  employees.  Transportation  to the  Limon  Mine is by  private vehicles and public and company buses.

     The  Mina El  Limon  mineral  concession  is in an area of low to  moderate relief that offers flat areas for mine  infrastructure.  Elevations  of the mine property range from 40 m to 300 m above mean sea level. The area is covered with sparse  vegetation  consisting  predominantly of grasslands and scrub brush with widely spaced trees.

HISTORY

     Historic  mining  and  prospecting  activities  in the  Limon  district  of northwestern Nicaragua, which hosts the Limon and other gold deposits, date back to the  late  1850s.  Modern  mining  and  exploration  started  in  1918.  Mine production was intermittent from the 1850s to 1941, and the exact amount of gold production is unknown for this period. Since 1941, continuous production over 63 years has  amounted  to more than 2.8 million  ounces of gold and an  unrecorded quantity of silver (as a by-product) has been produced.  Much of this production was when the mine was under the control of Noranda  Mines.  Production  rates in this period started at 200 tons per day and increased to 345 tons per day.

     Within  the Limon  Mine  concession  gold  production  has come from  three sources. These are:

     o    Limon vein system,

     o    Santa Pancha-Panteon vein system, and

     o    Talavera vein system.

                                      1-11

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Minor   production  has  also  come  from  three  other  sources,   namely;
Atravesada: (within Limon concession, with production of approximately 11,000 oz
Au);  Rincon  de  Garcia   (approximately  23,800  oz  Au)  and;  Mina  de  Agua
(approximately  46,600 oz Au). The latter are  situated  some 20 km north of the
Limon Mine.

GEOLOGICAL SETTING AND MINERALIZATION

     The  geomorphology  of  Nicaragua  consists  of  three  major  terranes.  A northwest striking graben, 30 km to 40 km wide,  parallels the Pacific coastline along the western  margin of the  country.  This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and the Pacific coast, a 10 km to
20 km wide belt of Tertiary, Mesozoic and Palaeozoic rocks are preserved. To the northeast of the graben;  the Tertiary,  Mesozoic and  Palaeozoic  "basement" is
overlain   by  a  major   unit   of   Tertiary   volcanic   rocks,   the   Coyol
(Miocene-Pliocene)  and Matagalpa  (Oligocene-Miocene)  Groups.  The Coyol Group
hosts the known vein gold deposits in Nicaragua, including those at El Limon and
La India.

     The Limon Mine is located  along the eastern edge of the  Nicaragua  graben within an area of low hills  that  contrast  with the level  plain of the graben floor.  Approximately  50% of the area in the  general  vicinity  of the mine is covered by a thin layer of  Quaternary  to Recent  deposits of volcanic  ash and alluvium.  The Mina El Limon mineral  concession is underlain  predominantly  by volcanic strata that are correlated with the  Miocene-Pliocene  Coyol Group that is present over extensive areas of western Nicaragua.

     Coyol Group rocks,  exposed on the Mina El Limon mineral concession,  range from  intermediate to felsic volcanic and  volcaniclastic  rocks that are cut by minor intermediate to felsic hypabyssal intrusive bodies. From lowest to highest in stratigraphic section, these rocks are as follows:

     o    Interstratified,  massive  porphyry  flows and  coarse  volcaniclastic rocks of intermediate composition

     o    Intermediate  to felsic  flows,  domes and minor tuffs and  epiclastic rocks.

                                      1-12

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Weakly stratified, intermediate to felsic tuffs and epiclastic rocks

     o    Massive to flow-banded, intermediate porphyritic flows.

     The above  units  appear to be  conformable  and  generally  strike east to northeast and dip gently south with local variability common.

     Deformation  is  dominated  by normal  faulting  with little  evidence  for significant  internal  deformation  of  intervening  fault  blocks.  The  faults commonly trend northeast with moderate to steep dips to the northwest as well as southeast.  A second group of faults  strikes north to  west-northwest,  dipping steeply to the east and/or to northeast.  Apparent displacements on these faults are tens to several hundreds of metres.

     Gold  mineralization in the Limon district is typical of  low-sulphidation, quartz-adularia,  epithermal  systems.  These deposits were formed at relatively shallow  depth,  typically  from just  below the  surface  to a little  over one kilometre deep, from reduced,  neutral-pH  hydrothermal fluids with temperatures of (less than) 150o C to 300o C. The  volcano-plutonic  arc of western Nicaragua is a common  tectonic  setting  for these  deposits.  From  bottom  to top,  the hydrothermal  alteration and the associated gold and/or sulphide  mineralization along the mineralized structures is described, as follows:

     o    Barren  to  low-grade  ((less  than)  1 g/t Au)  structurally  (fault)
          controlled and constrained quartz vein, and/or  hydrothermal  breccias and quartz stockworks,  often with late-stage  coarse-grained  calcite veining.  No base metal zone is evident at Limon. Wall rock alteration is normally minimal.

     o    Ore grade gold mineralization  hosted in quartz veins and multi-phased quartz  breccia  veins (+/-  adularia,  +/- pyrite less than 1%). Wall rock  alteration is absent to restricted at depth,  but  increasing in width and extent  near the tops of veins,  in part  dependent  on wall rock permeability.

     o    Clay  alteration of variable  extent and intensity,  depending on wall rock permeability and fracturing, occurs in a broader zone at the tops and above the  mineralized  veins.  The clay zone is zoned outward and
          upward   from   higher   temperature   mixed   layer   clay   minerals
          (smectites/illite   or   smectites/chlorite)   to  lower   temperature
          smectites  that is often  accompanied  by  dickite or  kaolinite,  and disseminated to microvein pyrite up to several percent.

                                      1-13

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

          Occasional  silicified  horizons  controlled by permeable  lithologies have been observed in this zone at Limon.

     o    A discontinuous to continuous,  laterally  extensive  "blanket" of low temperature quartz (opal and/or chalcedony)  conforms to and occurs at the interface as well as below the paleo-water table (below the vadose zone).  The quartz often includes  fine-grained  disseminated  pyrite.
          Clay alteration, principally kaolinite, is more common above the veins and decreases in content, or is absent, laterally away from the veins.

     o    A  near-surface  zone of clay mineral  alteration  (kaolinite  with or without  alunite and devoid of pyrite and other sulphide  minerals) is developed from acid-leaching  (steam-heated  alteration) in the vadose zone above the  paleo-water  table.  To date,  no  evidence  of sinter deposits has been observed at Limon.

     Erosion  over most of the Limon  Property  has removed  tens to hundreds of metres of the upper parts of the epithermal  system.  In the southern portion of the property the  epithermal  system at Limon has been preserved from erosion to the level of, and in places just above,  the paleo-water  table.  Weathering has imprinted supergene alteration on top of the described model.

     The veins at Limon are quartz dominant with lesser and variable  quantities of calcite, and minor adularia.  Pyrite is the predominant sulphide, but with an average  content  of less  than one  percent.  Trace  amounts  of  chalcopyrite, sphalerite,  arsenopyrite,  altaite,  gold  tellurides  and native gold are also reported  to occur.  Gold is present in both the  banded  quartz and  silicified breccias that form the veins. Gold is very fine grained and relatively uniformly distributed  throughout  the  higher  grade  parts of the  veins;  only once has visible gold ever been reported on the Mina El Limon mineral concession.

     The productive vein systems are  approximately  one to two kilometres long, with vein  widths  from less  than one metre up to 25 m.  Individual  ore-shoots within the veins  range from 60 m to 450 m long  horizontally,  and from 40 m to
290  m  vertically.   Strike  orientations  vary  from  north-northwest  through northeast to  east-west,  and dips are from 40o to near  vertical.  All economic gold  mineralization  discovered and mined to date lies within 400 m of surface.
The productive and  prospective  elevations  within the vein systems vary across the district. Post-mineral faults locally disrupt and offset the veins.

                                      1-14

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

EXPLORATION

     Prior to 1995,  prospecting was the prominent exploration tool in the Limon
area.  Consequently,   all  but  one  exploration  discovery  of  economic  gold
mineralization was made from trenching and drilling of outcropping quartz veins.
Since there is no  significant  amount of sulphides  or intense clay  alteration directly  associated  with the  gold  mineralization,  there  is no  geophysical response to the mineralized zones. RPA understands that a number of conventional geophysical techniques (IP, EM, and magnetometer) have been applied in the past, with little success.

     Since 1996, exploration work at Limon has been directed at the discovery of hidden, subparallel veins close to existing gold mineralization. In particular:

     o    Subparallel veins and extensions of known veins in the Talavera area

     o    Extensions  of  previously  mined veins at the Limon and Santa  Pancha open pits.

     Presently,  Glencairn is carrying on an exploration  program which consists primarily of diamond  drilling.  The  exploration  targets are low  sulphidation
epithermal  quartz  veins  with  gold  mineralization,   and  the  focus  is  on
exploration and resource  definition  around  Talavera,  at the south end of the
Limon vein,  and on finding the source for auriferous  quartz  boulders at Santa
Rosa-Uval.  Additional  early  exploration  drilling  has been ongoing to test a number of the exploration  targets within the Limon  concession.  In total, some
38,300 m of diamond drilling was completed in 2004.

     Exploration  drilling in 2004 at Santa Pancha outlined  significant Mineral
Reserves. This included five areas, as follows:

     o    Pozo 1 & 2 Area:  Drilling  to the north of the old  stope  identified some 919,200  tonnes at an average grade of 5.06 g/t Au.  Glencairn is of the opinion  that this area "may not have been mined  because it is below the old cut-off grade of 10 g/t Au. There are no  indications of this resource in the old records." .

     o    Pozo 4: A certain amount of Inferred  Mineral  Resources were upgraded to 133,100 tonnes of Probable  Mineral Reserves at an average grade of
          4.05 g/t Au.

                                      1-15

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Pozo 5: No new  drilling  was  conducted.  The  resource  blocks  were re-evaluated;  tonnage  increased  and average  grade was reduced from
          6.10 g/t Au to 4.51 g/t Au, for a net 10% reduction in ounces of gold.

     o    Pozo 8:  Some  142,200  tonnes of  Inferred  Mineral  Resources  at an average grade of 7.45 g/t Au were outlined by diamond drilling.

     o    Aparejo:  Situated some five  kilometres  east of the Limon mill,  old trench  data  over a narrow  vein have  been  used to  generate  small reserve  and  resource  blocks  with  higher  average  grades  than at
          Talavera.  Glencairn  plans to use  this  material  and  blend it with production from Talavera to improve mill recovery.

     Extensive areas of high-level  argillic and silica  alteration,  along with the  presence of  unexplained,  high-grade,  auriferous  quartz  boulders in the southern portion of the Limon mineral concession indicates exploration potential for hidden vein mineralization.

MINERAL RESERVES AND MINERAL RESOURCES

     RPA carried out an audit of the Mineral  Reserves and Mineral  Resources at
Limon,  and  performed a number of checks to verify the various  procedures  and numerical  calculations  used  in  earlier  estimates.  The  RPA  review  of the procedures and methodology of the Talavera and Santa Pancha Mineral Resource and
Mineral Reserve estimates comprised the following:

     o    Geological interpretation of the veins on sections and plans

     o    Database verification including sampling and assaying protocols.

     o    Drill core logging of six representative holes in the hangingwall (HW)
          and footwall (FW) zones of the Santa Pancha deposit.

     o    Independent  sampling  of two holes  (from the HW and FW) of the Santa
          Pancha deposit and on an underground level of the Talavera deposit.

     o    Visit  to  the  areas  of  the  Santa  Pancha  mineral  resources  and underground openings of the Talavera Mine

     o    Resource estimation  procedures and methodology,  including cutting of high assays,  minimum  vein  thickness,  projection  of drill hole and underground assay data on vertical longitudinal sections with resource block  outlines,  and  spreadsheet  for  calculation  and  summary  of resource blocks.

                                      1-16

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Classification of Mineral Reserves and Mineral Resources

     o    Preliminary mine plan, cost estimate and cut-off grades.

     o    Check estimate of some zones using the Contour Method.

     With few exceptions,  RPA found that values and compilations of gold grades were accurately  recorded and calculated as provided on sections and plans.  RPA is of the opinion  that the  Glencairn  resource  and reserve  estimates  are in accordance with the Mineral  Resource/Reserve  Classification  as recommended by the CIM Committee on Mineral Resources/Reserves.

INDEPENDENT SAMPLING BY RPA

     RPA collected a total of nine (9) samples,  four from underground  workings of the Talavera  Vein and five  samples of split core from  diamond  drill holes which have tested the Santa Pancha deposit, and sent them to SGS Laboratories in
Don Mills, Ontario, for independent assays for gold.

     The  RPA  samples  confirm  the  presence  of gold  and  silver  values  at essentially  the same order of magnitude  as the Limon  laboratory  assays.  The differences  are considered to be due to the variability in gold between the two halves of the core, and are not cause for concern, in RPA's view.

MINING AND MILLING OPERATIONS

     The mining methods used at Talavera are  longitudinal  open stoping for the primary stopes and sub-level retreat for pillar recovery.  Stopes are backfilled with unconsolidated  development waste. Development of most mining areas is from the top down;  sill  pillars  are left at  regular  intervals  between  longhole blocks.

     The Santa  Pancha  deposit will be mined using cut and fill  methods,  with unconsolidated  waste fill  coming  from mine  development  and nearby  open pit operations.  Development  began in January  2005,  with the first round taken to establish a portal.

                                      1-17

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Mine planning is at a preliminary  stage.  Glencairn intends to develop detailed stope layouts, ventilation plans, and rock stability testing.

     Mining operations are fully  mechanized.  The mine equipment is adequate to support the current 1,150 tonnes per day operation.

     The Limon mill is a nominal 1,000 tonnes per day CIP gold  recovery  plant.
It has  demonstrated a capacity of 1,200 tonnes per day. The production  records for the past  four  years,  as well as the  forecast  for the next six years are summarized in Tables 1-4 and 1-5:

                          TABLE 1-4 PRODUCTION HISTORY
                          Glencairn Gold - Limon Mine

                     Units       2001       2002      2003       2004
-----------------------------------------------------------------------
Mill feed           (`000 t)      349         315       284        341
Head Grade          (g/t Au)      7.0         6.2       5.7        5.1
Recovery              (%)        86.3        86.8      88.1       84.6
Gold Recovered        (oz)      70,351      55,388    45,851    46,135

     Source: Glencairn, 2005.

                                      1-18

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                       TABLE 1-5 LIMON LIFE OF MINE PLAN
                          Glencairn Gold - Limon Mine

               Units       2005      2006     2007     2008     2009     2010    Total
--------------------------------------------------------------------------------------

Talavera     (`000 t)      265       173       83       41       54       73      688

Grade                      5.7       5.3      5.7      5.2      5.4      7.1      5.7

Santa Pancha ('000 t)                170      260      302      290             1,022

Grade                                5.3      5.0      4.7      4.9               4.9

Open Pit     ('000 t)       67                                                     67

Grade        (g/t Au)      3.6                                                    3.6

Mill         ('000 t)      332       343      343      343      343       73    1,777

Grade        (g/t Au)      5.2       5.3      5.2      4.8      5.0      7.1      6.2

Recovery       (%)        85.0      86.4     87.1     87.5     87.4     85.0     86.6

Gold          (oz)      47,600    50,500   49,800   46,000   47,900   14,000  256,000

Source: Glencairn, 2005.

     Glencairn  reports that it conducts Limon operations in compliance with all applicable  environmental  requirements  and  further  reports  that  it has not received any noncompliance orders from regulators.

EXPLORATION POTENTIAL

     The Limon Mine is a gold  producer  and on-going  exploration  by Glencairn continues  to extend  known  zones of gold  mineralization  along  strike of the
Talavera Oeste Principal  Vein, near the western  extension of the Talavera Main
Vein. Recent drilling and prospecting  around the Limon mine area has discovered new target areas within zones of hydrothermal alteration.  The most prominent of these are:

     o    West of Talavera:  The primary target is the extension of the Talavera
          Sur structure.  A significant  intersection  of 18.8 g/t Au over 7.3 m
          (true width) in

                                      1-19

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

          quartz  vein is  reported  from  Drill  Hole  3301.  This is along the
          projected   southwest   extension  of  the  Talavera  Sur   structure.
          Underground  holes  previously  drilled to test the  extension  of the
          Talavera  Sur target  resulted in  encountering  the new  Talavera III
          (TIII) Vein. Recent drilling included Hole 3300, which intersected two adjacent  zones of 4.3 g/t Au over 2.3 m (true  width)  and 7.6 g/t Au over  2.7 m (true  width).  These  intersections  are  interpreted  to represent  the HW and FW  segments  of the TIII vein,  adjacent to the
          Victoria Vein.

     o    Victoria Area: Glencairn reports high-grade  intersections of 15.8 g/t
          Au over 36.0 m, at a depth of  approximately  300 m below the surface, in Drill  Hole  3235,  and 7.7 g/t Au over 15.8 m in Drill  Hole 3211.
          Both  drill  holes  are  situated  along  the  flank  of  hydrothermal alteration along a ridge, some 5 km west of the Limon mill.  Glencairn is  investigating  the  significance of this  intersection in terms of using it as a guide for over-all exploration in the area.

     o    Santa  Rosa-Uval  Target:  Sampling of  mineralized  boulders has also detected a gold- and clay-mineral  anomalous zone in an area 1.5 km to
          3 km southwest  of the Limon mill.  Glencairn  considers  this to be a prominent target area because of:

          o    The presence of  shallow/high  level clay and silica  alteration, which may indicate the presence of hidden veins.

          o    The  presence  of up to  100  auriferous  quartz  boulders,  with maximum value of 13 g/t Au in grab samples.

          o    Anomalous  values ranging from 0.1 g/t Au to 0.5 g/t Au and up to
               8 g/t Ag in selective  sampling of scattered quartz microveins in outcrops

     o    East of SEO:  Drilling  in this  area  near  the  main  Talavera  Vein suggests that the structure remains open to the northeast.

     o    Pozo Bono  Extension:  Two holes have  tested  this area with one hole intersecting 10.15 g/t Au over 1.0 m. Follow-up drilling is planned.

     o    Babilonia  Sur:  Diamond  drilling in the past had  intersected a wide zone of low-grade  gold, of 0.56 g/t Au over 15.6 m, with  intervening higher grades.  Follow-up  drilling did not replicate earlier results.
          Compilation  of  historical  drill  data  indicates  that the  initial follow-up  drilling was poorly placed to test this target;  hence,  it remains a valid  exploration  target for the  future.  Glencairn  also reports that this wide  intersection  is likely in a hole drilled down dip of the vein.

                                      1-20

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

2    INTRODUCTION AND TERMS OF REFERENCE

     In a proposal dated December 10 2004,  Roscoe Postle  Associates Inc. (RPA)
was retained by Mr. Michael B. Gareau, Vice-President,  Exploration of Glencairn
Gold Corporation (Glencairn),  to prepare an independent Technical Report on the
Limon gold mine in northern Nicaragua.  The purpose of this report is to provide our independent  assessment of the Mineral Resources and Mineral Reserves of the
Talavera and Santa Pancha deposits, and to review Glencairn's Life of Mine Plan.
The Technical  Report is required to be  conformable  to NI 43-101  Standards of
Disclosure for Mineral Projects.  RPA visited the property from November 2 to 4,
2004, and January 18 to 20, 2005.

     Glencairn is a reporting issuer listed at the Toronto Stock Exchange (TSX).
The company,  through its 95% interest in Triton  Minera S.A.  (TMSA),  owns and operates the Mina El Limon -within the Limon  mineral  concession - and holds 13 exploration-stage  mineral concessions located in northwestern Nicaragua.  TMSA, through its 40% interest in Inversiones La India,  S.A., holds a 40% interest in the Espinito-San Pablo mineral concession enclosed by the La India concession.

     TMSA's 14 mineral  concessions  have 25-year  terms,  expiring in 2027. The concessions, which cover a total area of approximately 81,380 ha, comprise:

     o    A  producing  gold mine - Limon  Mine,  which  includes  the  Talavera underground  mine, the Santa Pancha project,  some small open pits, an
          1,100  tpd  mill,   a   tailings   impoundment   area,   and   related
          infrastructure. The Limon mine property consists of the 12,000 ha Mina
          El Limon mineral concession.

     o    The formerly producing La India Mine and concessions. These consist of three  concessions,  located  some  40 km east  of the  Mina El  Limon mineral concession.

     o    A  number  of  other  exploration   concessions  at  early  stages  of
          exploration.  These consist of ten mineral concessions and are located to the  north of the  Limon  Mine as well as  between  El Limon and La
          India districts.

                                      2-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     This report  discusses  only the Mina El Limon mineral  concession  and its contained Mineral Reserves and Mineral Resources.  The concession hosts numerous lowsulphidation  quartz-adularia veins with gold and silver mineralization.  The veins vary in  thickness  from less than one metre to five  metres,  extend more than one kilometre along strike, and may extend up to 300 metres at depth.

     Information for this Technical Report, supplied by Glencairn, was collected during two site visits by RPA to the Limon mine.  Technical  documents and other sources of  information  are listed at the end of this  report.  Dr.  William E.
Roscoe,  P.Eng.,  Consulting  Geologist and Principal of RPA,  visited the Limon
Mine from  November 2 to 4, 2004.  He toured the Santa  Pancha area and reviewed procedures and methodology related to the mineral resource estimate.  The second
RPA site visit is described below.

     The Qualified Persons for the Technical Report and their involvement are:

     o    Hrayr Agnerian, M.Sc (Applied), P.Geo., Consulting Geologist with RPA, visited  the Limon Mine from  January 18 to 21, 2005 ,  including  the underground  operations  at  the  Talavera  deposit  and  the  surface exposures of the Santa Pancha deposit. Mr. Agnerian is responsible for the property status, geological, exploration, and mineral resource and reserve parts of the Technical Report.

     o    Jason Cox,  P.Eng,  Senior Mining  Engineer with RPA, also visited the
          Limon Mine from  January 18 to 21,  2005,  including  the  underground operations  at the Talavera  deposit and the surface  exposures of the
          Santa  Pancha  deposit.   Mr.  Cox  is  responsible  for  the  mining,
          processing,  environmental,  and  economic  analysis  sections  of the
          Technical Report.

     This report is prepared in  accordance  with the  requirements  of National
Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the
Canadian Securities Administrators (CSA).

     In preparation of this report, the authors reviewed technical documents and reports on the Limon Mine supplied by Glencairn.  Messrs.  Agnerian and Cox also held discussions with Glencairn staff and other  professionals  knowledgeable on the project including:

                                      2-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Michael Gareau, P.Geo., Vice President Exploration, Glencairn

     o    James Watt, P.Eng., Mine Manager, TMSA

     o    Kenneth T.J. Atkin, Chief Geologist, TMSA

     o    Pablo Venturo, Chief Engineer, TMSA

     o    Isidro Aguirre Salgado,  Exploration Geologist,  Santa Pancha Project,
          TMSA

     o    Manuel Osorio Vega, Mine Geologist, TMSA

     o    Armando Tercero, Exploration Manager, TMSA

     o    Aquiles Quintana, Computer Technician, TMSA

     o    Bayardo Padilla Perez, Laboratory Manager, TMSA

     For this  report,  RPA has  carried  out some  independent  sampling  of an underground  opening along the Talavera  Vein,  and two diamond drill holes (cut core) from the Santa Pancha deposit area. RPA sent these samples for independent assays at a Canadian laboratory. RPA has not searched title to the property, and has relied on technical  data contained in reports of past  exploration,  mining and development work and title documents supplied by Glencairn.

     The key technical documents reviewed by RPA for this report are:

     o    The report entitled  "Technical Report on the Nicaragua  Properties of
          Black Hawk Mining Inc." by RPA, dated August 12, 2003.

     o    The report  entitled  "Technical  Report of the Santa Pancha  Resource
          Estimate for the Limon Mineral  Concession of Nicaragua" by Michael B.
          Gareau of Glencairn, dated November 24, 2004.

     o    Glencairn's  estimate  of  the  Limon  Mineral  Reserves  and  Mineral
          Resources reported as of December 31, 2004, and the Life of Mine Plan.

                                      2-3

ROSCOE POSTLE ASSOCIATES INC. *www.rpacan.com*

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

List of Abbreviations:

μ	micron	km^2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
A	annum	l	liter
m^3/h	cubic metres per hour	l/s	litres per second
CFM	cubic metres per minute	m	metre
Bbl	barrels	M	mega (million)
Btu	British thermal units	m^2	square metre
C$	Canadian dollars	m^3	cubic metre
Cal	calorie	min	minute
Cm	centimetre	masl	metres above sea level
cm^2	square centimetre	mm	millimetre
D	day	mph	mile per hour
dia.	diameter	MVA	megavolt-amperes
Dmt	dry metric tonne	MW	megawatt
Dwt	dead-weight ton	MWh	megawatt-hour
Ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
G	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/l	gram per litre	RL	relative level
g/t	gram per tonne	s	second
Gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
Hr	hour	t	metric tonne
Ha	hectare	tpa	metric tonne per year
Hp	horsepower	tpd	metric tonne per day
In	inch	US$	United States dollar
in^2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
K	kilo (thousand)	v	volt
Kcal	kilocalorie	w	watt
Kg	kilogram	wmt	wet metric tonne
Km	kilometre	yd^3	cubic yard
km/h	kilometre per hour	yr	year

2-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

3    DISCLAIMER

     This  report  has  been  prepared  by RPA for  Glencairn  Gold  Corporation
(Glencairn).  The information,  conclusions,  opinions,  and estimates contained herein are based on:

     o    Information  available  to RPA at the  time  of  preparation  of  this report,

     o    Assumptions,  conditions,  and  qualifications  as set  forth  in this report, and,

     o    Data,  reports,  and other  information  supplied by Glencairn and its subsidiary, Triton Minera S.A. (TMSA).

     For technical  information on the Talavera and Santa Pancha  deposits,  RPA has  relied  on some  reports  by  Glencairn  and  TMSA,  as  well  as by  other consultants.  RPA has not verified the technical  information  in these reports, but has formed its  opinions on the  geological  continuity  of the  mineralized zones at Talavera and Santa  Pancha,  primarily  on the basis of this  technical information.  RPA has visited the  Talavera  and Santa  Pancha  deposits and has taken independent samples.

     While it is  believed  that the  information  contained  herein is reliable under the  conditions  and subject to the  limitations  set forth  herein,  this report is based in part on  information  not within  the  control of RPA and RPA does not guarantee the validity or accuracy of  conclusions  or  recommendations based upon that information  that is outside the area of technical  expertise of
RPA.  While RPA has taken all reasonable  care in producing this report,  it may still contain inaccuracies, omissions, or typographical errors.

                                      3-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

4    PROPERTY DESCRIPTION AND LOCATION

     The Limon Mine is located  approximately  100 km northwest of Managua,  the capital of Nicaragua. The mine is adjacent to several small villages.  Glencairn holds  interests  in 14  mineral  concessions  in the area,  covering a total of approximately 81,380 ha (Table 41 and Figures 4-1 and 4-2).

LAND TENURE

     The original  purchase of the  concessions  was made by Minera de Occidente
S.A.,  subsequently  renamed Triton Minera S. A. (TMSA). TMSA is owned by Triton
Mining   Corporation   (47.5%)  and  Triton  Mining  (USA)  LLC  (47.5%),   both
subsidiaries  of  Glencairn  (acquired  as a result of a merger  with Black Hawk
Mining Inc., in October 2003), and by Inversiones  Mineras S. A. (5%), a holding company  representing  the unionized mine workers of Nicaragua.  Production from the Limon Mine is subject to the following royalties:

     o    A 3% net smelter royalty (NSR) to IAMGOLD  Corporation  (IAMGOLD),  on the mineral  production  from the Limon Mine and any other  production revenue in the future, obtained from the Limon Mine Concession and the other mineral concessions, including La India, that were formerly part of the original El Limon-La India exploration concession.  The royalty was acquired by Repadre  Capital  Corporation  (Repadre) in 1994,  and
          transferred  to IAMGOLD  upon  their 2003  merger  with  Repadre.  The
          IAMGOLD  royalty  does not  apply to the  Espinito-San  Pablo  and the
          Soledad de la Cruz concessions.

     o    A royalty  equal to 5% of the net  profit of Triton  Mining  (USA) LLC
          (Triton USA) is due to Internacional  de Comercial S.A. (IDC).  Triton
          USA is a subsidiary of Glencairn  which holds a 47.5%  interest in the
          Limon Mine.

     o    A 3% NSR on gold production, payable to the Government of Nicaragua.

MINERAL CONCESSIONS

     From 1994 until the  beginning  of 2002,  the Limon Mine  property  and the other properties were held as exploitation concessions under the previous mining code.  The  Nicaraguan  government  enacted a new  mining  code and  regulations
(Mining Code) in

                                      4-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

2001.  All  holdings  under  the new  Mining  Code  are  classified  as  mineral concessions.  TMSA  applied  for and was  granted,  under the Mining  Code,  the conversion of the old  exploitation  concessions  to new mineral  concessions in
January 2002. The new concessions, except for the Mina El Limon concession, were configured  somewhat  differently  than  the  old  concessions  and  some of the exploration area was reduced.  The  reconfigured  concessions are shown in Table
4-1 and Figure 4-2.

     Under the new 2001 Mining Code and regulations, the new mineral concessions have a term of 25 years. Each concession is subject to an agreement (Acuerdo
Ministerial) issued by the government of Nicaragua. Administration of the concessions is more flexible with the new Mining Code that allows for amalgamation, division, and reduction of the concessions. Mineral concessions are subject annually to surface taxes payable as two advanced instalments in
January and July of each year, starting from the granting dates in 2002, and adjusted for any reductions in concession area. The tax rates are as follows:

     o    Year 1:               $0.25 per hectare
     o    Year 2:               $0.75 per hectare
     o    Years 3 and 4:        $1.50 per hectare
     o    Years 5 and 6:        $3.00 per hectare
     o    Years 7 and 8:        $4.00 per hectare
     o    Years 9 and 10:       $8.00 per hectare
     o    Years 11 to 25:      $12.00 per hectare

     Under the  Mining  Code,  all  mineral  concessions  include  the rights to explore,  develop, mine, extract, export, and sell the mineral commodities found and produced from the  concession.  TMSA is required to submit annual reports of its activities and production statistics to the government, as well as quarterly reports  on  its  exploration  activities.  RPA  understands  that  TMSA  is  in compliance with all tax payments and report filings (Gareau, 2004).

                                      4-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                       TABLE 4-1 MINERAL CONCESSIONS LIST
                          Glencairn Gold - Limon Mine

                          Certified and
                     Applicable Ministerial   Effective     Area     TMSA
Concession Name             Agreement         Tax Date      (ha)    Equity(%) Tax Year
--------------------------------------------------------------------------------------
  Mina El Limon          185-RN-MC/2002 &     16-Apr-02    12,000      100       3
                         196-RN-MC/202

Espinito - San Pablo     186-RN-MC/2002 &     16-Apr-02       350       40       3
                         196-RN-MC/202

Soledad de la Cruz       288-RN-MC/2003       16-Jan-02       780      100       4

San Juan de Limay        290-RN-MC/2003       16-Jan-02     5,100      100       4

San Juan de Limay
    La Grecia            291-RN-MC/2003       16-Jan-02     1,700      100       4

San Juan de Limay
    Paso Real            292-RN-MC/2003       16-Jan-02       900      100       4

   La India              293-RN-MC/2003       16-Jan-02     9,330      100       4

   Sauce 1               294-RN-MC/2003       16-Jan-02     5,800      100       4

   Sauce 2               295-RN-MC/2003       16-Jan-02       600      100       4

   Sauce 3               296-RN-MC/2003       16-Jan-02     1,500      100       4

   Sauce 4               297-RN-MC/2003       16-Jan-02       700      100       4

 Villanueva 1            298-RN-MC/2003       16-Jan-02     5,220      100       4

 Villanueva 2            299-RN-MC/2003       16-Jan-02    15,500      100       4

 Bonete Limon            300-RN-MC/2003       16-Jan-02    21,900      100       4
--------------------------------------------------------------------------------------
    TOTAL                                                  81,380

                                      4-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

LIMON PROPERTY
HONDURAS
NICARAGUA
COSTA RICA
PACIFIC OCEAN
CARIBBEAN SEA
Tegucigalpa
Siguatepeque
Juticalpa
Dulce Nombre de Culmí
Puerto Lempira
Cabo Gracias a Dios
Waspam
Leimus
Bocay
Danlí
Teotecacinte
Nueva Segovia
Jinotega
Zelaya Norte
Bonanza
La Rosita
Siuna
Puerto Cabezas
Kukalaya
Prinzapolka
Wiwilí
Quilalí
Somoto
Madriz
Condega
San Rafael del Norte
Estelí
Jinotega
Choluteca
Nacaome
San Miguel
La Unión
Potosí
Chinandega
El Sauce
Sébaco
Matagalpa
Río Blanco
Muy Muy
La Cruz de Río Grande
Corinto
León
Managua
Boaco
Zelaya Sur
San Benito
Tipitapa
Chontales
Juigalpa
Puerto Sandino
Masaya
Rama
Bluefields
El Bluff
Granada
Diriamba
Jinotepe
Masachapa
Carazo
Nueva Guinea
Rivas
Lago de Nicaragua
Río San Juan
San Carlos
San Juan del Sur
San Juan del Norte
February 2005
GULF OF MEXICO
MEXICO
CUBA
Cayman Islands (UK)
JAMAICA
HAITI
Kingston
Gulf of Honduras
BELIZE
CARIBBEAN SEA
GUATEMALA
HONDURAS
Tegucigalpa
EL SALVADOR
San Salvador
NICARAGUA
Managua
Golfo de Fonseca
PACIFIC OCEAN
San Jose
Golfo de los Mosquitos
COSTA RICA
Panama
PANAMA
COLOMBIA
400 Km
0 50 100 150 200
Kilometres
14°
12°
84°
86°
88°
90°
85°
80°
75°
20°
15°
10°

Figure 4-1

Glencairn Gold Corporation

Limón Property
Nicaragua, Central America

Location Map

4-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

500,000 E
540,000 E
580,000 E
1,440,000 N
1,400,000 N
N
Esteli
Somotillo
Villanueva
El Sauce
Santa Rosa
del Penon
San
Isidro
Limón
La Cruz
de la India
Highway
Leon
El Limón Concessions:
1. Mina Limón
2. Bonete - Limón
3. Villanueva II
4. Villanueva I
5. San Juan de Limay
6. San Juan de Limay - La Grecia
7. San Juan de Limay - Paso Real
8. El Sauce I
9. El Sauce II
10. El Sauce III
11. El Sauce IV
12. La India
13. Soledad de la Cruz
14. Espinito - San Pablo
0 10 20 30 40
Metres
Glencairn Gold Corporation
Limón Property
Nicaragua
Mineral Concessions Map
February 2005
Source: Glencairn Gold Corp., 2005

Figure 4-2

4-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

MINA EL LIMON MINERAL CONCESSION

     The Talavera and Santa Pancha gold  deposits are located  within the 12,000 ha Mina El Limon  mineral  concession  that has a term of 25 years,  expiring in
2027 (Table 4-1 and Figure  4-3).  The  property  straddles  the boundary of the municipalities  of  Larreynaga  and  Telica  of the  Department  of Leon and the
municipalities  of  Chinandega  and Villa Nueva of the  Department of Chinandega
(Gareau, 2004).

     TMSA owns,  or controls  through  lease  arrangements,  the surface  rights needed for  current  mining,  milling,  tailings  and  related  facilities,  and infrastructure at the Limon Mine (Figure 4-3). When necessary, access agreements are  negotiated  and signed with the  individual  surface owners for other areas within the concession not owned by the Company.  RPA understands that all of the permits  required  for  mining  and  milling  operations,  and  for  exploration activities are in place (Gareau, 2004).

     TMSA is not responsible for any type of  environmental  damage caused prior to the  time at which  it took  possession  of the  Limon  Mine in 1994,  but is required to implement the necessary changes to reduce any existing environmental problems.  According to the existing Central Bank  regulations,  TMSA may freely export and sell the gold  produced and the proceeds may be  repatriated  without restriction (Gareau, 2004).

                                      4-6

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

4-7

1,415,000 N
1,410,000 N
1,405,000 N
520,000 E
525,000 E
530,000 E
535,000 E
N
Bonete - Limón Concession
Limón Concession
18,000N
12,000E
17,000E
18,000N
Surface Rights
Plant Site
Talavera Mine Site
Limón
Tailings
12 Year Lease to 2010
Santa Pancha Mine Site
Surface Rights
0 1 2 3 4
Kilometres
February 2005
Source: Glencairn Gold Corp., 2005

Figure 4-3

Glencairn Gold Corporation

Limón Property
Nicaragua
Surface Rights
Mina El Limón Concession

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

     Access to the Limon Mine area is by paved road  (approximately  125 km from
Managua) and  approximately 15 km by all-season gravel road to the Village of El
Limon. The total road distance from Managua is 140 km. The Talavera  underground mine is situated  approximately four kilometres west of the Village of El Limon, and the Santa Pancha deposit is situated  approximately  five kilometres east of the village. Both areas are accessible by gravel roads from the Limon Mine site.

     The climate in  northwestern  Nicaragua is tropical  with a hot, wet season from May through  November and hotter,  dry season from December  through April.
The mean annual temperature is 27(degree) C with an average annual precipitation of two metres.  The Limon Mine operates year round and is not normally  affected by the typical seasonal climatic variations.

     Nicaragua  in  general  has  a  moderately   developed   infrastructure  of
communications,  roads,  airports,  and  seaports  and  there is a  fairly  high literacy rate among the population with an ample supply of skilled and unskilled labour (Gareau, 2004).

     The city of Leon, the second largest city in Nicaragua, is situated some 45 km southwest of the Limon Mine, and the city of Esteli is situated approximately
100 km (by  road)  northeast  from the  mine.  Both of them are  agro-industrial cities. Numerous towns and villages are located throughout the area and are used as  a  local  base  for  exploration  activities  on  the  various  concessions.
Infrastructure  support  and  availability  of trained  miners  proximal  to the various concessions is limited,  except in the areas immediately adjacent to the
Limon mining operations.

     The  mineral  concessions  are  situated  along the  eastern  margin of the
Nicaragua  Depression.  The  westernmost  holdings,  including  the Limon mining district,  lie within

                                      5-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

the relatively flat lowlands of the depression  itself and the eastern holdings, including  the La India gold  district,  are  located in the  moderate  to steep relief of the mountainous Nicaraguan Highlands (Gareau, 2004).

     Electrical  power for the Limon  operations  is obtained  from the national grid system with backup  generators at the mine site. Water, both industrial and potable, is drawn from local sources.

     The three  villages of Limon,  Santa Pancha and Minvah,  all located within the mine concession,  have a population of approximately 10,000 people including many of the mine  employees.  Transportation  to the  Limon  Mine is by  private vehicles and public and company buses.

     The  Mina El  Limon  mineral  concession  is in an area of low to  moderate relief that offers flat areas for mine  infrastructure.  Elevations  of the mine property range from 40 m to 300 m above mean sea level.  Outcrops are not common in the area but do occur along road cuts.  Overburden  thickness ranges from one metre  to  three  metres  with an  average  thickness  of  approximately  1.5 m.
Overburden consists of unconsolidated  conglomerate with pebbles and boulders of volcanic  rocks in a matrix of sand and minor clay.  A layer of recent  volcanic ash may also comprise part of the overburden.

     The area is covered  with sparse  vegetation  consisting  predominantly  of grasslands  and scrub brush with widely spaced trees.  The land around the Limon
Mine is used for  agriculture.  The  villages  in the area use the land to raise cattle, but it is not used to grow crops.  Wildlife in the area includes various species of insects, lizards, snakes, armadillos, birds, and small mammals.

                                      5-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

6    HISTORY

LIMON MINE AREA

     Historic  mining  and  prospecting  activities  in the  Limon  district  of northwestern Nicaragua, which hosts the Limon Mine and other gold deposits, date back to the late 1850s. Modern mining and exploration started in 1918 and, since then,  approximately  2.8 million  ounces of gold and an unrecorded  quantity of silver (as a by-product)  have been produced from the mine concession  area. The present mining  operations have been  essentially  continuous  since start-up in
1941.

     From 1941 to 1979,  just over 2.0 million  ounces were  recovered  from 4.1 million  tonnes of ore while the Limon  Mine was under the  control  of  Noranda
Mines. Production rates in this period started at 200 tons per day and increased to 345 tons per day. The following is a brief account of mining and  exploration in the area:

     o    In 1979 the Sandinistas  nationalized the Limon Mine. Production under national  control was reported as 280,000 oz Au from an estimated  1.9 million tonnes of ore. The Limon Mine remained under national  control until  privatization  in March  1994,  when Triton  acquired  control.
          Triton increased production to 1,000 tonnes per day in 1995.

     o    In May 1998  Triton was  acquired  by Black Hawk  Mining  Inc.  (Black
          Hawk),  in a  share-for-share  exchange  resulting in Black Hawk's 95%
          interest in the Limon Mine.  Production  from March 1994 to the end of
          2002 totals 455,000 ounces of gold from 2.6 million tonnes of ore.

     o    In  October   2003,   Black  Hawk   merged   with   Glencairn,   in  a
          share-for-share exchange.  Production for 2003 and 2004 totaled 92,000 ounces of gold from 625,000 tonnes of ore.

     Mine  production  has come from  three  areas on the Mina El Limon  mineral concession:

     o    The Limon vein located adjacent to the mill in the central part of the concession

     o    The Santa  Pancha-Panteon  vein system located 5 km to the east of the
          Limon mill

     o    The Talavera mine located 3.5 km west of the Limon mill

                                      6-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Currently,  mining is active in the Talavera  area where  several veins are being mined  underground  via decline with truck haulage to the mill. The mining and processing operations are described in more detail in later sections of this report.

     The Limon gold  district has a long history of  exploration  by the various operators,  including  the  completion  of  approximately  370,000 m of  diamond drilling  in more than 3,300 drill  holes to date.  The most recent  drilling is described in the Exploration section.

OTHER MINERAL CONCESSIONS

     The only records of commercial  production  within the 13 other concessions in the Limon area are from mining  operations at the La India Mine, Mina de Agua and Rincon de Garcia.  The latter two ran as an  extension  of  Noranda's  Limon operations.  The ore from these mines was trucked 22 km south for  processing in
the  Limon  mill.  This  area  was  initially   identified  in  the  1860s,  and
rediscovered  in 1967.  At La India,  some 575,000  ounces of gold were produced from 1938 to 1955 (Gareau, 2004).

     Gold  production by guirisero  (artisanal  miners) has been carried out for decades in various areas throughout northwestern Nicaragua.

     Noranda  conducted  gold  exploration  over  various  parts of the  present concessions  during  the 1960s and 1970s  that  included  mapping,  prospecting, geochemistry,  and locally, trenching and drilling. In the 1980s, the Nicaraguan
Government undertook site-specific  exploration activity, such as the work at La
India, Mina de Agua and Rincon de Garcia,  through  Corporacion  Nicaraguense de
Minas (INMINE), with the assistance of Soviet technical advisors.

     Triton was active from 1994 through to 1997,  and, more  recently,  Newmont
Mining  Corporation  (Newmont) from 2000 to 2002,  under a letter of intent with
Black Hawk.  Newmont's  program was  focussed  primarily on bulk  mineable  gold targets that included a combination of reconnaissance work and prospect specific geophysics and drilling

                                      6-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

within the Bonete Concession, adjacent to and northeast of the Limon Concession.
The  drilling  did not  find a source  for the  widespread  gold-bearing  quartz boulders identified at Bonete.

     Table 6-1 provides a summary of the most noteworthy  historical  mining and exploration  activities  associated with the current  concessions outside of the
Limon and La India districts.

                                      6-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

      TABLE 6-1 HISTORICAL PRODUCTION AND EXPLORATION ON OTHER CONCESSIONS
                          Glencairn Gold - Limon Mine

Year              Company       Locale            Concession               Comments
-----------------------------------------------------------------------------------------------
Commercial mining:
1976-1988         Noranda      Rincon de Garcia   Villanueva 2        300,000 t @ 11.0 g/t Au

1972-1976         Noranda      Mina de Agua       Villanueva 2        105,000 t @ 14.7 g/t Au
                                                                      575,000 oz Au production,

1938-1355         Noranda      La India             La India          from 1.7 million tons @0.39
                                                                      oz/ton Au

1870s                          Mina de Agua       Villanueva 2        Limited production

Guiriseros Activity:
1970-2003       Guiriseros     Cerro Quemado      Villanueva 1        Surface and underground

1920s           Guiriseros     La Grecia          San Juan de         Underground workings
                                                  Limay-La Grecia

Recent          Guiriseros     Various            San Juan de Limay   Various surface workings

Exploration Activity:
2000-2002         Newmont      Bonete             Bonete-Limon        Sampling, pits, geophysics,
                                                                      drilling

2000-2002         Newmont      Regional               All             Stream and rock sampling,
                                                                      prospecting

1996-1997         Triton       Rincon de Garcia   Villanueva 2        Geochemistry, trenching
                               Mina de Agua

1996-1997          TVX         La India             La India          Trenching, drilling &
                                                                      underground sampling

1994-1995         Triton       Cerro Colorado     San Juan de Limay   Trench sampling

1994-1997         Triton       Regional              Various          Stream and rock sampling,
                                                                      prospecting

1994-1995         Triton       Cerro Quemado      Villanueva 1        Mapping, geochemistry,
                                                                      trenching
                                                                      Mapping, geochemistry,

1983-1991         INMINE       La India             La India          geophysics, trenching &
                                                                      drilling

1982-1986         INMINE       Mina de Agua       Villanueva 2        Mapping, geochemistry,
                                                                      geophysics, drilling

1970s             Noranda      Cerro Quemado      Villanueva 1        Drilling

1960-70s          Noranda      Regional             Various           Geochemistry, prospecting

Source: Glencairn, 2005.

                                      6-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

     The  geomorphology  of  Nicaragua  consists  of  three  major  terranes.  A northwest striking graben, 30 km to 40 km wide,  parallels the Pacific coastline along the western margin of the country and is known as the Nicaragua Depression
(Figure 7-1). This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic  deposits.  To the southwest, between  the  graben  and  the  Pacific  coast,  a 10 km to 20 km  wide  belt of
Tertiary,  Mesozoic and Palaeozoic rocks are preserved.  To the northeast of the graben, Tertiary, Mesozoic and Palaeozoic "basement" is overlain by a major unit
of  Tertiary  volcanic  rocks,  the  Coyol   (Miocene-Pliocene)   and  Matagalpa
(Oligocene-Miocene)  Groups.  The Coyol Group hosts the known vein gold deposits in Nicaragua, including those at El Limon and La India (Gareau, 2004).

LOCAL GEOLOGY

     The  Limon  Mine  is  located  along  the  eastern  edge  of the  Nicaragua
Depression within an area of low hills that contrast with the level plain of the graben floor.  Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent  deposits of volcanic ash and alluvium.  The Mina El Limon mineral  concession is underlain  predominantly  by volcanic strata that are correlated with the  Miocene-Pliocene  Coyol Group that is present over extensive areas of western Nicaragua (Gareau, 2004).

     Coyol Group rocks  exposed on the Mina El Limon  mineral  concession  range from  intermediate to felsic volcanic and  volcaniclastic  rocks that are cut by minor intermediate to felsic hypabyssal intrusive bodies. Several generations of mapping in Limon district have roughly  divided the Coyol Group rocks into local units that, from lowest to highest in stratigraphic succession, are as follows:

     o    Interstratified,  massive  porphyry  flows and  coarse  volcaniclastic rocks of intermediate composition

                                      7-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Intermediate  to felsic  flows,  domes and minor tuffs and  epiclastic rocks

     o    Weakly stratified, intermediate to felsic tuffs and epiclastic rocks.

     o    Massive to flow-banded, intermediate porphyritic flows.

     The above  units  appear to be  conformable  and  generally  strike east to northeast and dip gently south with local  variability  common.  Some  secondary structures also have an easterly trend.

     A  relatively   flat-lying   and  younger   assemblage  of  volcanic  rocks
unconformably  overlies the volcanic and  volcaniclastic  rocks described above.
This  younger unit occurs in the southern  half of the  concession  and consists mainly of breccias and conglomerates  with clasts of the underlying units. It is uncertain if this younger sequence is part of the Coyol Group (Figure 7-2).

     Deformation  is  dominated  by normal  faulting  with little  evidence  for significant  internal  deformation  of  intervening  fault  blocks.  The  faults commonly trend northeast with moderate to steep dips to the northwest as well as southeast.  A second group of faults  strikes north to  west-northwest,  dipping steeply to the east and/or to northeast.  Apparent displacements on these faults are tens to several hundreds of metres.

TECTONIC SETTING

     The Limon mine is located within an area of volcanism, which is part of the northwest trending  Nicaragua  Depression.  This Depression  represents a graben block covering an area of approximately  10,000 km2 underlain mostly by Tertiary to  Recent  volcanic  rocks.  Interpretation  of  field  relationships,  such as lithologic contacts and structural features,  indicates that gold bearing quartz veins are genetically  related to the west, north and northeast  trending faults
with  similar   orientation,   i.e.  the  latter  have  acted  as  conduits  for
mineralizing  solutions along  complementary  structures (Atkin 2005a,  personal communication). www.rpacan.com

                                      7-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

86°
88°
14°
12°
N
Honduras
Bonanza
Rosita
Siuna
Pajuil / Cerro Quemado
Rincon de Garcia
La India
La Reina
NICARAGUA
LIMON MINE
Managua
La Libertad
Topacio
Lago
de
Nicaragua
Pacific
Ocean
Caribbean
Sea
Costa Rica

Legend:

- Alluvium
- Recent Volcanic Rocks
- Pliocene - Pleistocene Volcanic Rocks
- Tertiary Volcanic Rocks
- Tertiary Marine Sedimentary Rocks
- Paleozoic - Mesozoic Rocks
- Volcanoes
- Mining District
- Nicaragua Depression

0 25 50 75 100
Kilometres

Figure 7-1

Glencairn Gold Corporation

General Geology of Nicaragua

February 2005

Source: Glencairn Gold Corp., 2005

7-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Figure 7-2
Glencairn Gold Corporation
Limón Area
Nicaragua
Local Geology
Limón Concession
February 2005
524,000 E
526,000 E
528,000 E
530,000 E
532,000 E
1,412,000 N
1,410,000 N
1,408,000 N
1,406,000 N
N
Talavera
~0.8 m oz
Limón
~1.0 m oz
Mill
Santa Pancha
~1.2 m oz
P4 & P5
P1 & P2
P8
Legend:
Unconsolidated Cover
Young Volcanic Cover
Coyol Group Volcanics
Altered Volcanics Rocks
Quartz Veins
0
0.5
1.0
1.5
2.0
Kilometres
Source: Glencairn Gold Corp., 2005

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

7-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

8 DEPOSIT TYPES

     Gold  mineralization  in the Limon and La India  districts  is  typical  of low-sulphidation,  quartz-adularia,  epithermal  systems.  These  deposits  were formed at relatively  shallow depth,  typically from just below the surface to a little over one kilometre deep,  from reduced,  neutral-pH  hydrothermal  fluids with temperatures from less than 150o C to 300o C. The  volcano-plutonic  arc of western  Nicaragua is a common tectonic setting for these deposits.  The general characteristics  and model for this deposit type is reasonably well described in the literature,  e.g. J.W.  Hedenquist et al (2000) and the geological  model of
mineralization   is   represented  in  Figure  8-1.  From  bottom  to  top,  the hydrothermal  alteration and the associated gold and/or sulphide  mineralization along the mineralized  structures is described by Hedenquist (2004 and 2002) and
Gareau (2005), as follows:

     o    Barren  to  low-grade  ((less  than)  1 g/t Au)  structurally  (fault)
          controlled and constrained quartz vein, and/or  hydrothermal  breccias and quartz  stockworks,  often with late-stage  coarse grained calcite veining.  No base metal zone is evident at Limon. Wall rock alteration is normally minimal.

     o    Ore grade gold mineralization  hosted in quartz veins and multi-phased quartz  breccia  veins (+/-  adularia,  +/- pyrite less than 1%). Wall rock  alteration is absent to restricted at depth,  but  increasing in width and extent  near the tops of veins,  in part  dependent  on wall rock permeability.

     o    Clay  alteration of variable  extent and intensity,  depending on wall rock permeability and fracturing, occurs in a broader zone at the tops and above the  mineralized  veins.  The clay zone is zoned outward and
          upward   from   higher   temperature   mixed   layer   clay   minerals
          (smectites/illite   or   smectites/chlorite)   to  lower   temperature
          smectites  that is often  accompanied  by  dickite or  kaolinite,  and disseminated  to microvein  pyrite up to several  percent.  Occasional silicified  horizons  controlled  by permeable  lithologies  have been observed in this zone at Limon.

     o    A discontinuous to continuous,  laterally  extensive  "blanket" of low temperature quartz (opal and/or chalcedony)  conforms to and occurs at the interface as well as below the paleo-water table (below the vadose zone).  The quartz often includes  fine-grained  disseminated  pyrite.
          Clay alteration, principally kaolinite, is more common above the veins and decreases in content, or is absent, laterally away from the veins.

     o    A  near-surface  zone of clay mineral  alteration  (kaolinite  with or without  alunite and devoid of pyrite and other sulphide  minerals) is developed from acid-leaching

                                      8-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

          (steam-heated  alteration)  in the vadose  zone above the  paleo-water table.  To date,  no evidence of sinter  deposits has been observed at
          Limon.

     Erosion  over most of the Limon  Property  has removed  tens to hundreds of metres of the upper parts of the epithermal  system.  In the southern portion of the property the  epithermal  system at Limon has been preserved from erosion to the level of, and in places just above,  the paleo-water  table.  Weathering has imprinted supergene alteration on top of the described model (Gareau, 2005).

     To date this is the only style of gold  mineralization  that has been found and  reported  in the  Tertiary  rocks  of  northwestern  Nicaragua.  Silver  is generally a commercially minor by-product of the gold  mineralization.  All gold production  has been  from  vein and  vein-breccia  deposits  hosted  in  linear structural  features;  only minor  occurrences of disseminated or stockwork type epithermal  precious  metal  mineralization  have been reported in  northwestern
Nicaragua.  Mineral  showings or deposits  for other metals are not known in the area (Gareau, 2004).

                                      8-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

EROSIONAL LEVEL
LIMON ZONES
Santa Rosa - Uval
Talavera Extension
Panteón
Talavera
Limón / Santa Pancha
Babilonia
Larga-Portal
(metres below paleosurface)
0
50
100
150
200
250
300
350
400
450
500
opal, chalcedony blanket
± kaolinite ± pyrite
Acid leach zone
Kaolinite ± alunite
Paleosurface
Paleo water table
Structure
Smectite
± kaolinite/dickite
±pyrite
Mixed layer clays
(illite/smectite)
± quartz stockworks
Quartz vein
(minor aduleria)
Au ± Ag mineralization
50m - 300m vertical range
Boiling Level
NOTE: No base metal zone at Limón
Quartz + late calcite
veining

Figure 8-1

Glencairn Gold Corporation

Limón Area

Nicaragua

Geological Model of Gold Mineralization

Source: Hedenquist, 2002 & 2004

February 2005

8-3

ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

9    MINERALIZATION

     Gold  mineralization  in the Limon district is structurally  controlled and forms veins that occupy  pre-existing fault structures and extensional  openings formed  during  mineralization.  The veins are quartz  dominant  with lesser and variable  quantities of calcite,  and minor adularia.  Pyrite is the predominant sulphide,  but  with a  content  of less  than one  percent.  Trace  amounts  of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also  reported  to occur.  Gold is  present  in both the  banded  quartz and silicified  breccias that form the veins. Gold is very  fine-grained  within the quartz vein, and is relatively uniformly distributed throughout the higher grade parts of the veins;  only once has visible gold been  reported on the Limon mine concession.

     The productive vein systems are  approximately  one to two kilometres long, with vein  widths  from less  than one metre up to 25 m.  Individual  ore-shoots within the veins  range from 60 m to 450 m long  horizontally,  and from 40 m to
290  m  vertically.   Strike  orientations  vary  from  north-northwest  through northeast  to  east-west,  and dips are from 40  degrees to near  vertical.  All economic gold  mineralization  discovered and mined to date lies within 400 m of surface. The productive and prospective  elevations within the vein systems vary across the district. Post-mineral faults locally disrupt and offset the vein.

     The gold-bearing veins and attendant  alteration are hosted within volcanic flows,  volcaniclastic  strata and possibly hypabyssal  intrusions of the lowest volcanic  unit.  The other three gently  dipping  volcanic  units are  variously altered by the same hydrothermal  fluids that deposited the gold veins,  locally quartz  stringers  with low gold  values  are found in the  massive  porphyritic andesite  flows that  immediately  underlie  the  unconformity  contact with the youngest  flat-lying unit. The youngest  volcanic unit appears to post-date gold mineralization  because no veins or  vein-related  alteration  has, as yet, been identified within this unit.

                                      9-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     The most extensive areas of argillic and quartz  alteration form a corridor that crosses the Mina El Limon mineral  concession  along a roughly west to east trend, this alteration  corridor is mostly located to the south of the Talavera,
Limon and Santa  Pancha-Panteon  vein  systems  and is  partially  capped by the young,  flat-lying  volcaniclastic  unit. Much of this alteration is part of the upper,  near-paleosurface  component of the  low-sulphidation  epithermal system that  formed the  productive  gold  veins.  Preliminary  mapping  indicates  the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies,  combined with the presence of auriferous  quartz vein boulders and  silicified,  steeply  inclined structures,  provide  exploration  guides for the discovery of new  gold-bearing vein systems, and increase the exploration potential along this corridor.

     A  schematic   section  showing  the  spatial   distribution  of  the  gold
mineralization  in the Limon area is described by Hedenquist (2004 and 2002) and is shown in Figure 9-1, and the local geology of the Santa  Pancha-Panteon  vein system is shown in Figure 9-2.

     There have been no detailed  mineralogical studies carried out on the Limon ore. Glencairn,  however, reports that the gold is very fine, with grain size in the range from 5 u to 50 u.  Glencairn also reports that only one occurrence (in
December 2004) of visible gold has been recorded  during decades of operation at the site.

                                      9-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

9-3

W
E
Talavera
Paleosurface
(speculation)
Limón
Line 1,410,000
(vein projections)
Santa
Pancha
200m
100m
0 masl
-100m
-200m
rd
LN
LS
PB
ad
ba
Po
At
LT-C
TEP
T2
T1
LP
TS
LNE
SEO
TOP
B
P
SL
SP
M
hw
Fw
(Fault)
1022
?
4x vertical exaggeration
525,000 E
527,000 E
529,000 E
531,000 E
533,000 E

Individual Veins

LN : Ligia Norte

SP : Santa Pancha

TS : Talavera Sur

T1 : Talavera I

T2 : Talavera II

Etc....................

Figure 9-1

Legend:

- *Silica/Clay alteration (opal, chalcedony + kaolin)*
- *Clay alteration (kaolin, +/- alunite, +/-pyrite)*
- *Clay alteration (illite, smectite)*
- *Quartz Veins*

Glencairn Gold Corporation

Limón Area

Nicaragua

Schematic Cross Section

February 2005

Source: Hedenquist, 2002

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

18,000 E
18,500 E
19,000 E
19,500 E
15,000 N
14,500 N
14,000 N
13,500 N
13,000 N
N
Pozo 5
(Shaft)
Coyol Group
Volcanic Rocks
1998-98
Open Pit
Pozo 4
(Shaft)
to Limón Mill
road
Pozo 1
(Shaft)
Santa
Pancha
Village
Pozo 2
(Shaft)
Pozo 8
(Shaft)
Santa Pancha
Vein
Panteon
Vein
0 100 200 300 400 500
Metres
Figure 9-2
Glencairn Gold Corporation
Limón Property
Nicaragua
Santa Pancha Vein System
Local Geology
Source: Glencairn Gold Corp., 2005
February 2005

9-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

10 EXPLORATION

     Prior to 1995,  prospecting was the prominent exploration tool in the Limon
area.  Consequently,   all  but  one  exploration  discovery  of  economic  gold
mineralization was made from trenching and drilling of outcropping quartz veins.
Since there is no  significant  amount of sulphides  or intense clay  alteration directly  associated  with the  gold  mineralization,  there  is no  geophysical response to the mineralized zones. RPA understands that a number of conventional geophysical techniques (IP, EM, and magnetometer) have been applied in the past, with little success.

RECENT EXPLORATION

     Since 1996, exploration work at Limon has been directed at the discovery of hidden, subparallel veins close to existing gold mineralization. In particular:

     o    Subparallel veins and extensions of known veins in the Talavera area

     o    Extensions of previously mined veins at the Limon open pit.

     Presently,  Glencairn is carrying on an exploration  program which consists primarily of diamond  drilling.  The  exploration  targets are low  sulphidation
epithermal  quartz  veins  with  gold  mineralization,   and  the  focus  is  on
exploration and resource  definition  around  Talavera,  at the south end of the
Limon vein,  and on finding the source for auriferous  quartz  boulders at Santa
Rosa-Uval.  Additional  early  exploration  drilling  has been ongoing to test a number of the exploration  targets within the Limon  concession.  In total, some
38,300 m of diamond drilling was completed in 2004.

     The  highlight of  exploration  activities in 2004 was the addition of some
1,064,000  tonnes of Mineral  Reserves  at an  average  grade of 4.94 g/t Au, at
Santa Pancha  (Table 11 and  Glencairn,  2005).  This  included  five areas,  as follows:

     o    Pozo 1 & 2 Area:  Drilling  to the north of the old  stope  identified some 919,200  tonnes at an average grade of 5.06 g/t Au.  Glencairn is of the opinion  that this area "may not have been mined  because it is below the old cut-off grade of 10 g/t Au. There are no  indications of this resource in the old records." (Atkin, 2005b).

                                      10-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    Pozo 4: A certain amount of Inferred  Mineral  Resources were upgraded into 133,100 tonnes of Probable  Mineral  Reserves at an average grade of 4.05 g/t Au (Glencairn, 2005)

     o    Pozo 5: No new  drilling  was  conducted.  The  resources  blocks were re-evaluated;  tonnage  increased  and average  grade was reduced from
          6.10  g/t Au to  4.51  g/t  Au,  for a net  10%  reduction  in  ounces
          (Glencairn, 2005).

     o    Pozo 8:  Some  142,200  tonnes of  Inferred  Mineral  Resources  at an average  grade  of  7.45  g/t Au were  outlined  by  diamond  drilling
          (Glencairn, 2005).

     o    Aparejo: Old trench data over a narrow vein have been used to generate small reserve and resource blocks,  with higher average grades than at
          Talavera.  Glencairn  plans to use  this  material  and  blend it with production from Talavera to improve mill recovery (Atkin, 2005).

     Exploration  programs conducted by Glencairn and Black Hawk during the past several years  consisted  principally  of diamond  drilling and were designed to explore targets and reserve  extensions located mainly in the vicinity of active mining operations.

     Glencairn has an exploration  team of Nicaraguan  geologists,  technicians, and  support  personnel  located  at the  Limon  mine.  This  team  is  directly
responsible  for  the  exploration   programs  within  the  mineral  concessions
including the 2004 drilling and trenching  programs in the Mina El Limon mineral concession  including Santa Pancha.  Diamond  drilling  services for the current exploration  program is provided by both TMSA's  in-house  drill  department and
several  external  drilling  contactors.  Outside  services,   particularly  for
geophysical  surveys and  certain  geological  specialties,  are  contracted  to independent consultants as required.

EXPLORATION POTENTIAL

     Extensive areas of high-level  argillic and silica  alteration,  along with the  presence of  unexplained,  high-grade,  auriferous  quartz  boulders in the southern portion of the Limon mineral concession indicates exploration potential for hidden  vein  mineralization.  Drill  hole  intercepts  of quartz  vein gold mineralization associated with this alteration,  such as at Babilonia Sur, along the Pozo Bono Fault and the new Victoria Zone  (Glencairn  news

                                      10-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

releases  dated  August  13,  September  24,  2004 and  January  17,  2005)  are
identified as specific areas for follow-up exploration drilling (Gareau, 2004).

     A number of conceptual  exploration ideas, focussed on the southern portion of the Mina El Limon mine concession, have been suggested by Glencairn for field investigation.  These are discussed above under the separate  section of Deposit
Types.

     The Limon Mine is a gold  producer  and on-going  exploration  by Glencairn continues  to extend  known  zones of gold  mineralization  along  strike of the existing veins,  such as the western extension of the Talavera Main Vein. Recent drilling  and  prospecting  has  discovered  new target  areas  within  zones of hydrothermal alteration (Atkin, 2005a). The most prominent of these are:

WEST OF TALAVERA

     The primary  target is the  extension  of the  Talavera  Sur  structure.  A significant  intersection  of 18.8 g/t Au over 7.3 m (true width) in quartz vein is reported  from Drill Hole 3301  (Figure  10-2).  This is along the  projected southwest extension of the Talavera Sur structure.  Underground holes previously
drilled  to  test  the  extension  of  the  Talavera  Sur  target   resulted  in
encountering  the new Talavera III (TIII) Vein.  Recent  drilling  included Hole
3300, which intersected two adjacent zones of 4.3 g/t Au over 2.3 m (true width)
and 7.6 g/t Au over 2.7 m (true width).  These  intersections are interpreted to represent  the HW and FW  segments of the TIII vein,  adjacent  to the  Victoria
Vein.

     RPA concurs with this  interpretation  and recommends drill testing of this target. This additional drilling could add to the Mineral Resources of the Limon
Mine.  This  area  is  adjacent  to  the  Victoria  target  and  Glencairn  this intersection to represent the continuation of the Talavera Sur structure.

VICTORIA AREA

     Glencairn reports high-grade intersections of 15.8 g/t Au over 36.0 m, at a depth of approximately 300 m below the surface,  in Drill Hole 3235, and 7.7 g/t
Au over 15.8 m

                                      10-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

in  Drill  Hole  3211.  Both  drill  holes  are  situated  along  the  flank  of hydrothermal  alteration  along  a  ridge,  some 5 km west  of the  Limon  mill.
Glencairn is  investigating  the  significance of this  intersection in terms of using it as a guide for over-all exploration in the area.

SANTA ROSA-UVAL TARGET

     Sampling of mineralized boulders has also detected a gold- and clay-mineral anomalous zone in an area 1.5 km to 3 km southwest of the Limon mill.  Glencairn considers this to be a prominent target area because of:

     o    The presence of shallow/high level clay and silica  alteration,  which may indicate the presence of hidden veins

     o    The presence of up to 100  auriferous  quartz  boulders,  with maximum value of 13 g/t Au in grab samples

     o    Anomalous values ranging from 0.1 g/t Au to 0.5 g/t Au and up to 8 g/t
          Ag in selective sampling of scattered quartz microveins in outcrops.

     Glencairn  is  confident  that this  represents  a  geological  environment similar to the  southwestern  extension of the Talavera  Main Vein.  RPA concurs with this interpretation and recommends  continued drill testing of this target.
This additional drilling could add to the Mineral Resources of the Limon Mine.

POZO BONO EXTENSION

     Two holes have  tested  this area with one hole  intersecting  10.15 g/t Au over 1.0 m. Follow-up drilling is planned.

NORTHEAST AND EAST OF SEO

     Drilling in this area  indicates  that the main  Talavera Sur structure may remain open to the  northeast,  some 3.5 km west of the Limon mill.  Drilling is also planned for the SEN vein that subcrops.

BABILONIA SUR

     Diamond drilling in the past had intersected a wide zone of low grade gold, of 0.56  g/t Au over  15.6 m,  with  intervening  higher  grades.  This  area is situated  some 3 km

                                      10-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

northeast  of the Limon  mill.  Follow-up  drilling  did not  replicate  earlier results.  Compilation  of  historical  drill  data  indicates  that the  initial follow-up  drilling was poorly placed to test this target;  hence,  it remains a valid exploration  target for the future.  Glencairn also reports that this wide intersection is likely in a hole drilled down dip of the vein.

                                      10-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

524,000 E
526,000 E
528,000 E
530,000 E
532,000 E
Figure 10-1
Glencairn Gold Corporation
Limón Area
Nicaragua
Exploration Targets
Limón Concession
February 2005
1,410,000 N
1,408,000 N
N
SEN
Talavera
~0.8 m oz
Limón
~1.0 m oz
Mill
TVE
PBE
BS
Santa
Pancha
~1.2 m oz
P4 & P5
P1 &
P2
P8
SR
UV
SG
PT
SPS
Legend:
TVE Talavera Extension
SEN Santa Emilia Norte
SR Santa Rosa
UV Uval
PBE Pozo Bono Extention
BS Babilonia Sur
SG San Gil
PT Pitahaya
SPS Santa Pancha Sur
Auriferous Boulder Fields
Exploration Target
Unconsolidated Cover
Young Volcanic Cover
Coyol Group Volcanics
Altered Volcanic Rocks
Quartz Veins
0 0.5 1.0 1.5 2.0
Kilometres
Source: Glencairn Gold Corp., 2005

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

10-6

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

1,410,000N
524,000E
524,500E
525,000E
525,500E
1,409,500N
1,409,000N
N
Portal
Talavera
#3300
tw = 7.6 / 2.6m,
cl = 44.4 / 1.7m,
cl = 76.0 / 1.4m
#3174
tw = 11.9 / 2.1m
#3263
tw = 12.9 / 0.75m
TIII
open
TIII
tested
3228
3219
3211
3235
tested
tested
Victoria
open
#3301
tw = 18.8 / 7.3m
Silicified ridge
#3310
in progress
Legend:
Gold Mineralized Zone
Gold Mineralized Drill Intersection
Vein Intersection (g/t Au / metres)
cl = core length, tw = true width
0 100 200 300 400 500
Metres
February 2005
Source: Glencairn Gold Corp., 2005
Figure 10-2
Glencairn Gold Corporation
Limón Mine
Nicaragua
Talavera Southwest
Exploration Results

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

10-7

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

11   DRILLING

     Glencairn  carries  out the  current  diamond  drilling  program  through a combination of in-house and external contractor crews. Systematic testing of the gold bearing zones was started by Black Hawk and earlier  operators,  by diamond drill holes spaced 25 m to 50 m apart. This was followed by driving declines and drifting along the various  mineralized  zones. To date, 369,668 m (3,313 holes)
of  surface  and  underground  drilling  has  been  completed  on the  property.
Statistics of the 2004 exploration work are presented in Table 11-1.

                 TABLE 11-1 STATISTICS OF 2004 EXPLORATION WORK
                          Glencairn Gold - Limon Mine

                   Trenching                                          Channel
Area/Vein             (m)     No. Holes     (m)           Sampling    Samples
--------------------------------------------------------------------------------
Talavera               76        82        12,222          22,550        33
Pozo Bono Pit                    13           832             204
Santa Pancha          576        97        13,028           3,566       443
Outside Talavera                           12,202
   Other              700        50                        11,208
--------------------------------------------------------------------------------
   Totals           1,352       229        38,284          37,528       476

Source: Glencairn, 2005

Note: Channel samples taken from surface trenches

     The procedures used during the diamond drilling programs are as follows:

     o    Holes drilled to intercept  gold  mineralization  at shallow depth are set-up to produce  HQ-sized  core to insure good core  recovery in the weathered rock. Deeper holes,  where weathering is not a concern,  are completed to produce NQ-sized core.

     o    The collar locations of all drill holes are surveyed and marked in the
          field.  A  Pajari  survey   instrument  is  used  to  provide  control
          information   on  the   directional   deviation   (both   azimuth  and
          inclination) of each hole. The number of  measurements  taken per hole is  dependent  upon  the hole  length  and  included  at a  minimum  a measurement  at the  bottom  and top of each  hole,  and for each 100-

                                      11-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

          metre  interval down the hole.  RPA  understands  that no  significant deviation  problems  were  encountered  at Santa  Pancha,  which is in keeping with survey results in the Limon area since in-hole  surveying was initiated in 1994 (Gareau,  2004).  Nevertheless,  RPA  recommends
          that  additional  survey   measurements  be  taken  at  the  start  of
          mineralized  intersections  to allow for more accurate  calculation of horizontal width of the mineralized zones.

     o    Lithologic logging is done on drill core and geotechnical observations are made by  company  geologists.  This  includes  marking  lithologic contacts,  descriptive geology, core angles, core diameter,  down hole inclination, percent core recovery record, true thickness calculations and graphic log depicting all down-hole data  including  assay values.
          All  information  is recorded on hand written  logs.  Photographs  are taken of all exploration  drill core and key information is summarized in a digital database.

                                      11-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

12 SAMPLING METHOD AND APPROACH

     Materials sampled for resource and reserve estimation for Talavera and Pozo
1 & 2 (Santa Pancha area) include drill core,  underground  workings and surface trenches.  Core size varies from HQ and/or NQ for most surface holes to BQTK for most underground holes. Drill core recovery at Limon is generally very good. All samples are collected by, or under the supervision of, a geologist.

     The  methodology  of sampling of the drill  core,  underground  openings or surface material is described below:

     o    For  diamond  drill  holes,  mineralized  drill core  intervals  to be sampled are  identified  and marked by the  geologist.  Sample lengths vary from 0.5 m to 1.5 m. Visual  indicators  of the  intervals  to be sampled includes quartz veins,  silicified  breccias,  silicified rock and other altered  zones  established  for the Limon  district by TMSA
          geologists.   Sample  intervals  are  selected  based  on  changes  in
          mineralization  style,  and are normally  extended for two metres into unmineralized  rock. Marked sample intervals are split in half using a saw or a  mechanical  splitter.  A  technician  collects a  continuous sample of the split or sawn core

     o    Underground  development  workings that expose  mineralized  veins are routinely  sampled using continuous chip samples taken at waist height perpendicular  to vein contacts (for  resource  estimation  assay data from these samples are projected on the horizontalplane).  Samples are
          taken  for  each  round  of  advance,   giving  a  sample  spacing  of
          approximately  three metres along the vein strike.  The complete width of the  development  drift is sampled.  A sample is normally taken for each metre of vein width, and sample lengths may vary depending on the width of the vein and  changes of  geology.  Sampling  is by a trained technician under the supervision of the mine geologist.

     o    Materials sampled as part of ongoing  exploration  activities  include soils, boulders,  rock outcrops,  trenches and drill core. All samples are  taken by or under the  supervision  of a  geologist.  Exploration
          samples  of  rock   outcrops  and  boulders  are  normally   taken  as
          discontinuous   chip  samples  while  trench   samples  are  taken  as
          continuous chip samples.  These exploration  sample materials are used to detect the presence of precious  metals for target  identification, and are not normally used for resource estimation.

     o    The near surface mineral  resource at Pozo 1&2 was outlined by backhoe trenches.  Trench samples are taken as continuous  chip samples of the exposed  bedrock and

                                      12-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

          back  fill  materials.  Trench  sample  results  are only used for the estimation of the near surface  (open-pit)  mineral resource  (Gareau,
          2004)

     o    Sample  lengths  for both drill core and  trenches  are  normally  one metre,  but  vary  from  0.5 m to 1.5  m,  reflecting  changes  in the observed  geology.  Each sample is  assigned  and tagged with a unique sample number (Gareau, 2004).

     The drill hole and underground sampling procedures employed by TMSA conform to industry standards, in RPA's view.

                                      12-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

13   SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION AND ASSAYS

     Rock and core  samples are crushed,  pulverized,  and fire assayed for gold and silver on-site at the Limon mine laboratory. There are separate crushing and pulverizing  circuits for the mine grade control samples and exploration samples
(Perez, 2005).

     All assays used in the Limon Mine resource and reserve  estimates were done at the Limon  Mine  laboratory  located  near the  mill,  warehouse  and  office complex. Quality control includes the use of blanks,  duplicates,  standards and internal  check assays by the Limon Mine  laboratory,  and external check assays performed  at ACME  Analytical  Laboratories  Ltd.  (ACME) of  Vancouver,  B.C.,
Canada,  conducted  independently  by the  exploration  group and the laboratory manager.  The laboratory  currently  uses a number of standard  samples with the assay values  certified by an external  laboratory,  Lakefield  Research Limited
(Lakefield)  of Canada.  The very  fine-grained  nature of the gold in the Limon mining district greatly reduces sampling and assay variability related to coarse gold ("nugget  effect") and allows for good  reproducibility  of assays. To date only one  occurrence of visible gold has been reported from the Limon Mine.  The sample preparation and assay protocols are presented in Figure 13-1.

                                      13-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. *www.rpacan.com*

Triton Minera, S.A.
Mill-Mine Production-Exploration
Limón Mine
Sample Receipt
(Checked against sample list)
Dry at <200° C
1st Stage Crush
(100% at -1/4")
2nd Stage Crush
(100% at -10 mesh)
Quarter Split
1/4 Sample Split for Analysis
REJECT
(Production and exploration rejects saved
Sample Dried
(Sample maintain order)
Pulverization ~2.5 min (90.0-92.0% -200#)
Homogenize by Rolling
Weigh Sample for Fire Assay Extraction
(29.2 g (1 assay ton) to 108 g flux w/ PbO)
Fuse/melt ~45 to 60 min. (1030° to 1050° C)
Note: if Pb button <29.0 g discard and start again
Cupelation
(45 min. for 1 assay ton)
Flatten Au-Ag Button*
* Weigh if Ag assay requested
Partition
(Ag removal, HNO_3: H_2O at 1:3)
Rinse with Distilled Water 3x
Retort in Oven
Weigh Au Button
(Micro-balance precision 0.03 g/t)
* Ag content calculated from difference in weigh
REPORT RESULT

Figure 13-1

Glencairn Gold Corporation

Limón Property

Nicaragua

Sample Preparation & Assay Protocols Limón Mine Laboratory

February 2005 *Source: Glencairn Gold Corporation., 2005*

13-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

     The quality assurance  procedures and assay protocols followed by Glencairn for  underground  and drill  core  samples at the Limon  Mine were  reviewed  in previous years by independent  consultants and were found to conform to industry accepted practices (SRK, 1999). These procedures are, as follows:

     o    Samples  are  handled  only  by  the  Glencairn  and  TMSA  authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician  directly to the mine laboratory each day upon completion of the underground sampling

     o    All drill core from surface and  underground  drill holes is taken one or more  times  per  shift  from the drill  rigs  directly  to a drill logging and sampling area within the secured and guarded mine property by authorized  mine or  exploration  personnel.  Within 48 hours,  the material core intervals (e.g.  potentially  mineralized intervals) are photographed,  logged  and  sampled;  and the  samples  are  delivered directly to the mine laboratory.

     o    Each  sample is assigned a unique  sample  number that allows it to be
          traced  through  the  sampling  and  analytical   procedures  and  for
          validation  against the original  sample site.  The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

     Sample  preparation and assays are carried out at the Limon Mine laboratory
(TMSA,  2005). RPA notes that the procedures used at this laboratory,  including the reagents  and  apparatus  used for the assays,  are similar to those used at many commercial laboratories in Canada. In particular, they include:

     o    Crushing the split sample to 10 mesh and grinding it to 200 mesh

     o    Assays carried out on 29.2 g (1 assay-ton) sub-samples

     o    Cupelling after adding soda at 650(degree) C.

     o    Determination of the gold and silver content by gravimetric finish.

CHECK ASSAYS

     Check assays and quality  control-quality  assurance (QA/QC) procedures are followed at the Limon mine  laboratory.  These include  internal check assays by the Limon Mine laboratory, and external check assays performed at ACME, which is
ISO 9001-2000

                                      13-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

certified. The check assays are conducted independently by the exploration group and the Limon  laboratory  manager,  and the standard  samples are  certified by
Lakefield.

     All assays used in the Pozo 1 & 2 resource estimates were done at the Limon laboratory located at the mine site. The procedures are as follows:

     o    The laboratory manager inserts standard samples, duplicate samples and blanks  routinely.  One blank and one standard  sample are inserted in every batch of 24 assays. Duplicates are inserted every tenth sample

     o    The laboratory  manager  inserts blind  duplicate pulps and sends pulp samples to an external laboratory for checking.

     External  check  assays for the 2004 drill  campaign  at Santa  Pancha were performed  at ACME.  A total of 82  sample  pulps  and 23  sample  rejects  were submitted to ACME for check assay. In addition; eight duplicate, four blanks and four control  standard  samples were also  included for quality  control by TMSA exploration  staff.  The same samples sent to ACME were resubmitted to the Limon laboratory for blind internal check assays. The check assay data and comparisons are  presented  in Figure  13-2 and the  detailed  results  are  provided in the
Appendix.

     A review of the blanks shows no evidence or concerns with  contamination in the  sample  preparation  and assay  procedure.  In  particular,  these  results indicate that:

     o    The  duplicates  show an  acceptable  precision  both  for  the  Limon laboratory and for ACME

     o    The reject check assay  results show good  comparison  between the two laboratories with no apparent bias

     o    The ACME pulp check assays show a tendency to report  comparable,  but consistently  lower values for assays  greater than 8.0 g/t,  however, the control  standards  submitted  with the blind  checks to the Limon laboratory show no apparent bias in the Limon assays.

     The Limon  laboratory  also carries out QA/QC checks on a set of standards.
These range in concentrations  from a low of 1 g/t Au to more than 8 g/t Au, and are internal standards  prepared by the Limon laboratory.  Internal check assays are monitored on a

                                      13-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

daily basis. For a medium-grade standard having an average grade of 4.05 g/t Au, and a standard  deviation of 0.1174 g/t Au, the mine laboratory  carried out 136 determinations  during the month of  November  2004,  and  results  are shown in
Figure  13-3.  These  results  show that:

     o    87 assays  (64%) were  within one  standard  deviation  (+/-1o) of the mean.

     o    49 assays  (36%) were within two  standard  deviations  (+/-2o) of the mean.

     o    None of the assays were more than two standard  deviations  (+/-2o) of the mean.

     RPA is of the opinion the check assay  results  compare well with the Limon
Mine laboratory gold assays, and that the Limon assay results are acceptable and suitable for estimation of Mineral Resources and Mineral Reserves.

SAMPLE SECURITY

     The  procedures  for sample  security  are  discussed  under assay  quality assurance and quality  control.  Based on our review and discussions  with field personnel,  RPA is of the opinion that sample security  procedures at Limon Mine are in keeping with industry standards. www.rpacan.com

                                      13-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

13-6

Original / Limón Lab g/t Au
Pulps / Limón Lab g/t Au
Pulps / ACME Lab g/t Au
Gold Grade (g/t Au)
Sample Number

Figure 13-2

Glencairn Gold Corporation

Limón Project

Nicaragua

Check Assay Results
Santa Pancha Deposit

February 2005

Source: Glencairn Gold Corp., 2005

ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.

Check Assay Data on Medium Grade Standard (4.05 g/t Au)
December 2004
g/t Au
4.40
4.28
4.17
4.05
3.93
3.82
3.70
1-Dec-04
8-Dec-04
15-Dec-04
22-Dec-04
29-Dec-04
Assays
X+/-σ
X+/-2σ
X+/-3σ
X (mean)

Figure 13-3

Glencairn Gold Corporation

Limón Mine Laboratory

Nicaragua

Check Assay Data on Medium Grade Standard

February 2005

Source: Pérez, 2005

www.rpacan.com

13-7

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

14   DATA VERIFICATION BY GLENCAIRN

     During the drilling campaigns data verification and quality control is done by TMSA personnel. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by TMSA staff geologists each time there is an update of the  resource  for any  particular  zone.  Mr.  Kenneth  Atkin,  Chief
Geologist,  who is a Qualified  Person in accordance  with  National  Instrument
43-101,  performs a second  verification  prior to  finalizing  a new or updated resource estimate.

     In  previous  years  Mineral  Reserve  and  Mineral  Resource  audits  were conducted by an external,  independent consultant that included random checks on the assay database against original assay certificates. In 1999, this consultant determined  that there were no material  inaccuracies  in the assay database and that Black Hawk's  methods and  procedures  are within North  American  industry standards.  RPA's 2003 due  diligence  review  revealed no changes in methods or procedures since the time of the independent consultant's report in 1999.

INDEPENDENT SAMPLING BY RPA

     As part of its due  diligence  in 2003,  RPA  collected  three  independent samples  from drill core to confirm  the  general  level of the TMSA  laboratory assays,  and had them assayed at SGS Laboratories  (SGS) in Don Mills,  Ontario.
The RPA samples  were taken from the  remaining  half core from two drill holes.
The RPA samples  confirmed the presence of gold and silver values at essentially the same order of magnitude as the El Limon laboratory assays.

     For this  report,  RPA  collected  a total of nine (9)  samples,  four from underground  workings of the  Talavera  Vein and five samples of split core from diamond drill holes which have tested the Santa Pancha deposit, and sent them to
SGS  Laboratories,  for  independent  assays for gold.  Table 14-1  provides the sample description and assay results.

                                      14-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                  TABLE 14-1 RPA INDEPENDENT SAMPLING RESULTS
                          Glencairn Gold - Limon Mine

             From            Interval   RPA g/t   TMSA g/t
Sample No.   (m)     To (m)     (m)       Au         Au      Remark
--------------------------------------------------------------------------------------------------
70801                                    12.16      70.35    Channel sample, TWP (Talavera) vein,
                                                             Level 153

70802                                     6.61               Channel sample, TWP (Talavera) vein,
                                                             Level 153

70803                                     3.38       4.11    Channel sample, TWP (Talavera) vein,
                                                             Level 153

70804                                    14.70               Channel sample, TWP (Talavera) vein,
                                                             Level 153

A026355      29.66    30.59    0.93      10.43       3.74    Drill core, Hole No. 3147, Santa
                                                             Pancha P1HW vein

A026358      30.59    31.52    0.93      41.21      21.36    Drill core, Hole No. 3147, Santa
                                                             Pancha P1HW vein

A026359      31.52    32.45    0.93      71.17      72.92    Drill core, Hole No. 3147, Santa
                                                             Pancha P1HW vein

A026360     107.02   108.05    1.03      10.41       5.52    Drill core, Hole No. 3169, Santa
                                                             Pancha P1HW vein

A026361     108.05   109.11    1.06       4.36       3.43    Drill core, Hole No. 3169, Santa
                                                             Pancha P1HW vein

Note:  Samples 70801 and 70802 represent old sample No. 22744, and samples 70803 and 70804 represent old sample No. 22745.

     As in 2003, the current RPA samples  confirm the presence of gold values at essentially the same order of magnitude as the Limon laboratory assays. In fact, some of the RPA (SGS)  values  are  slightly  higher  than the Limon  laboratory results.  The  differences  are considered to be due to the  variability in gold between  the two  halves of the core,  and are not cause for  concern,  in RPA's view.

     As part of our due  diligence,  RPA also  carried out a detailed  review of diamond drill logs for Hole No. 3147, 3169, 3144, 3170 and 3224 of cross section
13795N,  of the Santa Pancha  deposit.  RPA considers the drill hole logging and data recording procedures to be in keeping with industry standards.

                                      14-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

15 ADJACENT PROPERTIES

     There are a number of adjacent properties as defined by NI 43-101, situated around the Limon Mine as shown in Figure 4-2. These include:

     o    Bonete-Limon
     o    Villanueva I and II
     o    San Juan de Limay (Grande Portage Joint Venture)
     o    San Juan de Limay - La Grecia
     o    San Juan de Limay - Paso Real
     o    El Sauce I, II, III, and IV
     o    La India (Gold-Ore Joint Venture)
     o    Soledad de La Cruz
     o    Espinito - San Pablo

     The  three  San Juan de  Limay  concessions  (total,  7,700  ha)  currently constitute a joint venture with Grande Portage  Resources Ltd. (Grande Portage).
Grande  Portage  has an option to earn a 51%  interest in these  concessions  by paying  Glencairn a sum of US$200,000  and spending  US$800,000  on  exploration within three years of the agreement  (Grande Portage Press Release,  October 27,
2004). Exploration work under the terms of the agreement has yet to begin.

     The  Tatascame  area, a 1,200 ha subset of La India  concession,  currently constitutes a joint venture with Gold-Ore  Resources Ltd.  (Gold-Ore).  Gold-Ore has an option to earn a 51%  interest in these  concessions  by issuing  100,000 shares to  Glencairn  and  spending  US$400,000  on  exploration  over two years
(Gold-Ore Press Release,  June 24, 2004).  Recent  exploration  results indicate medium to  high-grade  gold  samples,  ranging from 4.54 g/t Au to 119.4 g/t Au, over intervals ranging from 1.6 m to 2.8 m, have been obtained in sampling along
50 m of rehabilitated underground workings on Crisolitas Vein. Gold-Ore plans to test this area by diamond  drilling in 2005 (Gold-Ore Press Release,  January 6,
2005).

     RPA is not aware of any  exploration  work  currently  being carried out on lands outside of the Mina El Limon mineral concession.

                                      15-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

16 MINERAL PROCESSING AND METALLURGICAL TESTING

     The Limon mill is a nominal 1,000 tonnes per day CIP gold  recovery  plant.
Run of mine  (ROM) ore is  hauled by truck  from the  Talavera  area and  either dumped and  stockpiled in front of the primary  crusher or dumped  directly into the 36-tonne capacity dump hopper feeding the jaw crusher.  The hopper is fitted with a stationary grizzly to limit the top size to the crusher. When required, a front-end loader transfers ore from the accumulated stockpile into the hopper. A variable speed apron feeder draws the ore from the dump hopper at a nominal rate of 55 tonnes per hour to feed the primary jaw  crusher.  The primary  crusher is operated  on a three  shift per day,  six days per week  schedule.  The  crusher produces a minus 150 mm,  crushed ore product.  The crusher  discharge  conveyor delivers the ore to the crushed ore stockpile  located near the  semi-autogenous grinding (SAG) mill feed hopper via a plough and chute.

     A variable  speed belt feeder  draws the ore from SAG mill feed hopper at a nominal  rate of 42  tonnes  per  hour  onto the SAG mill  feed  conveyor,  then delivers it to the SAG mill. The SAG mill discharge  fines are combined with the discharge from the ball mill in the cyclone feed pumpbox.  Lime is also added to the cyclone feed pumpbox. A cyclone feed pump feeds the mill discharges to three operating hydrocyclones. The cyclone underflow flows by gravity to the ball mill feed chute. Water is added automatically to the cyclone feed pumpbox to maintain a set-point cyclone feed density. A vibrating screen cleans the cyclone overflow of trash before it flows to the thickener tanks.

     Approximately  36 hours of leach  residence  time is  provided by the three leach tanks at 40% to 45% solids thickener tanks underflow density.  Pure oxygen is  injected  through a special  injector,  in lieu of using  compressed  air, a process that improves  recovery by 5%. The leached slurry overflows from a leach tank into the carbon-in-pulp  ("CIP") carousel circuit,  comprising of six tanks on a step down elevation gradation,  to allow the slurry to gravity flow. Carbon is moved every two days by pumping out the slurry to the

                                      16-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

loaded carbon vibrating  screen.  The loaded carbon batch from the loaded carbon screen is  collected  in the acid wash tank to clean the carbon of  calcium  and other inorganic  contaminants.  After acid washing,  the acid is neutralized and the  alkalinity  is  increased.  The carbon batch is then advanced to the carbon stripping vessel.  Following stripping,  the carbon is washed with water to cool the carbon and to recover all of the gold bearing solution.  Washed and stripped carbon is then  regenerated  in a standard  rotary kiln and  returned to the CIP circuit.

     The pregnant solution is circulated  through the  electrowinning  cell then back into the pregnant solution tank. The electrowinning cell design is a sludge type where the  majority of the gold is washed to the cell bottom and  collected by flushing with a water hose into the filter feed pumpbox.  The remaining  gold cathodes  and gold  sludge  filter  cake are then  both  smelted  to dore in the refinery furnace.

     The production  records for the Limon Mill from 2001 to 2004 as well as the forecast for 2005 to 2010, are summarized in Tables 18-1 and 18-3, respectively, in Section 18. Recent  operations have  demonstrated that the mill is capable of sustaining a rate of 1,200 tonnes per day. Mill productivity,  however, has been limited by mine production.  Life of Mine Plan projections of mill  performance, are consistent with past achievements.

     Metallurgical  test  work for  several  of the  mineralized  zones at Santa
Pancha was  completed in the Limon  laboratory.  Metallurgical  recovery  tests, based on the typical operating  conditions in the Limon mill, predict an average
87.8% recovery. The test results compare well with gold recoveries obtained from the processing of open-pit  material mined adjacent to Pozo 4 at Santa Pancha in
1998 and 1999 (Gareau, 2004).

                                      16-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

La Tigra Pit
North Pit
Hotel
N
Road to Talavera
Plant Site
South Pit
Main Offices
Pozo Bono
Talavera Mine Site
Veta Nueva Portal
Portal
Old Tailings Pond
Limón
to Santa Pancha
Hospital
New Tailings Pond
to Leon
12,000 E
13,000 E
14,000 E
15,000 E
16,000 N
15,000 N
14,000 N
0 200 400 600 800 1000
Metres
Figure 16-1
Glencairn Gold Corporation
Limón Mine
Nicaragua
General Site Plan
February 2005
Source: Glencairn Gold Corp., 2005
ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

16-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.

14,500 E
15,000 E
16,000 N
15,500 N
N
to Talavera Mine
to Leon
Ore Bin
Stockpile
Power Station
Sag Mill
Crusher
Old Warehouse
Sub Station
General Manager
CIP Circuit
Leach Circuit
H.R.
Doctor
ADR
Enviro. & Safety
0 50 100 150 200
Metres
Source: Glencairn Gold Corp., 2005
Carpentry
Lab
Eng. & Geology
Exploration
Workshop
Junta de Fomento
Warehouse
Main Gate
Police Station
February 2005

Figure 16-2

Glencairn Gold Corporation

Limón Mine
Nicaragua
Mill Area Site Plan

16-4

www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

17   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

     For this Report,  RPA has reviewed the Mineral Resource and Mineral Reserve estimates  of the  Talavera  and Santa  Pancha  gold  deposit,  as  reported  by
Glencairn.  In November 2004, RPA reviewed the procedures and  methodology to be used for the Santa Pancha deposit.  In January 2005, RPA carried out a number of checks to verify the  various  procedures  and  numerical  calculations  used in earlier  estimates.  This  included  detailed  tracing  of  the  methodology  of
estimating  tonnage  and  grade  of  resource  and  reserve  blocks.   With  few
exceptions,  RPA  found  that  values  and  compilations  of  gold  grades  were accurately  recorded and calculated as provided on sections and plans.  RPA then carried out an  independent  check of the resource  blocks by the Contour Method because the mineralized zones within the Talavera and Santa Pancha veins include distinct ore shoots.

     Table 17-1 lists  Mineral  Reserves and Mineral  Resources,  and Table 17-2
lists the Mineral  Resources at a lower cut-off grade of 3.0 g/t Au, as reported by  Glencairn  at December  31, 2004 for the Limon Mine.  The Mineral  Resources
reported by Glencairn are in addition to the Mineral  Reserves.  There are areas of higher-grade  mineralization within the overall Mineral Resources and Mineral
Reserves.

                                      17-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                TABLE 17-1 MINERAL RESERVES AND MINERAL RESOURCES
                          Glencairn Gold - Limon Mine

Deposit             Category               Tonnes     Grade (g/t      Contained
                                                         (Au)         Ounces Au
---------------------------------------------------------------------------------
Talavera             Proven                177,600      5.88             33,600
                     Probable              510,000      5.60             91,780
Santa Pancha         Probable            1,064,000      4.94            169,050
Subtotal             Proven                177,600      5.88             33,600
Subtotal             Probable            1,574,000      5.15            260,830
---------------------------------------------------------------------------------
Total Underground    Proven & Probable   1,751,600      5.23            294,430

Limon Vein Open Pit  Probable               35,200      2.71              3,070

                          Additional Mineral Resources

Talavera             Measured               20,500      6.30              4,100
                     Indicated             109,300      6.22             21,900
Limon Vein Open Pit  Indicated              40,600      3.26              4,300
Santa Pancha         Indicated              32,400      8.52              8,900
Subtotal             Measured               20,500      6.30              4,100
Subtotal             Indicated             182,300      5.97             35,100
--------------------------------------------------------------------------------
Total                Measured & Indicated  202,800      6.00             39,200

Talavera             Inferred              339,000      7.29             79,500
Santa Pancha         Inferred              616,800      6.76            134,100
--------------------------------------------------------------------------------
Total                Inferred              955,800      6.95            213,600

Source: Glencairn, 2005

Notes:
1.   CIM definitions were followed for reserves & resources.
2.   Mineral  Reserves  are  estimated  at a  cutoff  grade  of 4.02  g/t Au for
     Talavera,  3.82 g/t Au for Santa Pancha,  and 1.8 g/t Au for the Limon open pit.  Additional  Mineral Resources are estimated at a cutoff grade of 4.50
     g/t Au for underground, and 1.8 g/t Au for the Limon open pit.
3.   Mineral  Reserves  &  Mineral  Resources  are  estimated  using an  average long-term gold price of US$375 per ounce.
4.   A minimum vein width of 2.4 m was used,  and a minimum  mining width of 3.0
     m.
5.   Ore density is 2.60 t/m3.

                                      17-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

            TABLE 17-2 MINERAL RESOURCES AT 3.0 G/T AU CUT-OFF GRADE
                          Glencairn Gold - Limon Mine

Talavera         Measured               24,000         5.88       4,500

                 Indicated             127,000         5.90      24,100

Limon Vein       Indicated              40,600         3.26       4,300

Santa Pancha     Indicated             122,000         4.97      19,500

Subtotal         Measured               24,000         5.88       4,500

Subtotal         Indicated             289,000         5.14      47,800
---------------------------------------------------------------------------
Total            Measured & Indicted   313,600         5.19      52,400

Talavera         Inferred              372,600         6.97      83,500

Santa Pancha     Inferred              920,000         5.76     170,300
---------------------------------------------------------------------------
Total            Inferred            1,292,600         6.11     253,800

Source: Glencairn, 2005

Notes:

1.   CIM definitions were followed for Mineral Resources.
2.   Mineral  Resources  are  estimated  at a  cutoff  grade of 3.0 g/t gold for underground, and 1.60 g/t gold for open pit.
3.   Mineral  Resources are estimated  using an average  long-term gold price of
     US$375 per ounce.
4.   A minimum vein width of 2.4 m.
5.   Bulk density is 2.60 t/m3.

     RPA is of the opinion that the Glencairn resource and reserve estimates, as stated in Table 17-1 at the higher  cut-off grades (4.02 g/t Au for Talavera and
3.82  g/t  Au  for  Santa   Pancha),   are  in   accordance   with  the  Mineral
Resource/Reserve  Classification  as recommended by the CIM Committee on Mineral
Resources/Reserves.

DATABASE

     Mineral reserve and resource estimates for the Limon Mine are based on data from underground face chip sampling and mapping and from underground and surface diamond drill holes. The drill hole data are placed in files for each drill hole and stored digitally.  The underground information is recorded in data books and plotted  manually on level plans. All drill core,  survey,  geological and assay information used for the

                                      17-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

resource and reserve  estimates is verified and approved by the TMSA  geological staff and maintained as an on-site database.

     RPA inspected some of the drill hole files and underground sampling records and found them to be in keeping with industry standards. Glencairn notes that it verifies the database internally, as discussed in a previous section.

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

     All assays  used in the  Talavera  and Santa  Pancha  resource  and reserve estimates  are  done at the  Limon  laboratory  located  at the mine  site.  The procedures for QA/QC of assays are presented, as follows:

     o    The laboratory inserts standard samples,  duplicate samples and blanks routinely.  One blank and one  standard  sample are  inserted in every batch of 24 assays.  Duplicates are inserted  every tenth sample.  The laboratory  currently uses two standard  samples with the assay values
          certified   by  an  external   laboratory,   Lakefield   Laboratories,
          Lakefield, Ontario

     o    In addition,  the laboratory manager inserts blind duplicate pulps and sends pulp samples to an external laboratory,  ACME, for checking. For samples  from  outside  the mine area,  duplicates  are  submitted  by exploration staff to ACME for check assays.

     RPA has reviewed some of the quality assurance/quality control (QA/QC) data generated by the Limon mine  laboratory and by the  exploration  staff.  For the
Limon  laboratory  manager's blind  duplicate  assays from September 2002 to May
2003, most duplicate  assays were within 10% of the original  assay,  for assays over 2 g/t Au. For assays less than 2 g/t Au,  reproducibility  is mostly within
25%. For the external  check  assays,  results are mostly  within 15% to 20%. In
RPA's view, the QA/QC procedures at the Limon laboratory are acceptable.

MINERAL RESOURCE ESTIMATION PROCEDURES

     After interpretation of cross sections and level plans for the Talavera and
Santa Pancha  deposits,  TMSA geology staff  constructs a vertical  longitudinal section for each vein.  Typical cross sections,  level plans,  and  longitudinal sections  for these two deposits

                                      17-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

are shown in the Appendix (Section 24). The longitudinal  sections show the mine levels,  raises,  stopes,  pillars and other workings,  underground  chip sample assays  and true  widths  across  the vein  (averaged  over  strike  lengths  of generally 20 m to 30 m), drill hole  intercepts with grade and true thickness of the vein, and pertinent geological features such as faults.

     The procedures for estimating Mineral Resources are presented, as follows:

     o    Data from diamond drill holes,  surface trench samples and underground channel samples are plotted on detailed cross sections,  at a scale of
          1:500,  at 30 m intervals  including all assay data. Thee data provide the basis for the geological  interpretation and estimation of average grades of resource blocks.

     o    Resources are estimated for blocks  superimposed  on the  longitudinal sections.  The block heights generally correspond to actual or planned level and sublevel  intervals of 15 m to 30 m. In some cases  vertical heights  are  shorter  where  the  blocks  represent  mineable  pillar material between stopes. The strike length of blocks is generally 20 m to 30 m,  corresponding  to the intervals over which  underground chip sample  assays  and true  widths are  averaged.  In some of the veins, larger blocks are used; up to 50 m vertical height and strike length.

     o    Block volume is calculated  using the vertical  height,  strike length and true width with an adjustment for dip of the vein.

     o    Block  tonnage is calculated  by  multiplying  the block volume with a specific  gravity of 2.6 t/m3.  The 2.6 factor is based on 20 tests in the Limon mill that gave an average of 2.62 g/cm3; 356  determinations at the mine  laboratory  that gave an  average of 2.58  g/cm3;  and 82 tests at ACME laboratory in Canada that gave an average of 2.55 g/cm3.
          The tests were done from 1999 to 2001. In RPA's view, 2.6 t/m(3) is an appropriate  factor. More recent tests at ACME on Santa Pancha samples confirm the same specific gravity applies to that deposit

     o    Average  gold  grades and true vein  widths of the blocks are based on the  underground  chip  sampling,  projected  down or up dip, or drill holes within and/or adjacent the blocks. Where blocks are projected up or down from drifts,  both chip  sampling and drill holes are used for the block estimate;  the  underground  sampling is weighted 2:1 to the drill hole  results.  RPA notes that for the Santa  Pancha  Pozo 4 & 5 veins,  the average grade of the  underground  drifts is an arithmetic average,  since actual sample widths are not available  from old data.
          RPA is of the  opinion  that this  will have an effect in the  average grade of the  deposit,  although at this stage this  effect  cannot be quantified. RPA, however, also notes that because of this uncertainty,
          Glencairn  has  classified   these   resources  as  Inferred   Mineral
          Resources.

                                      17-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    For resource  estimation,  drill hole intercepts have no minimum width for inclusion.  Chip samples are included at a minimum width of 2.4 m, and a minimum  mining  width of 3.0 m is used to estimate  the average grade of a resource block.

     o    Glencairn  cuts high -grade gold assays to 60 g/t for the Talavera Sur vein and to 25 g/t for the  other  veins in the  Talavera  mine and at
          Santa  Pancha.  These  cutting  levels  are  based  on  inspection  of frequency  histograms of assays for the different  veins.  In November
          2004, RPA briefly  reviewed the basis for cutting high grade assays to these levels and considers the practice reasonable. The cutting levels could  be  confirmed  by  comparison  with  mill  production  figures, however,  this may be a complicated exercise at the Limon Mine because a number of different veins constitute the mill feed.

     o    Glencairn  uses a minimum  grade of 4.5 g/t Au for inclusion of blocks as mineral  resource for underground  block  configuration.  Glencairn also uses a lower cutoff grade of 3.0 g/t Au for reporting purposes.

 MINERAL RESERVE ESTIMATION PROCEDURES

     Mineral  Reserves are  estimated for blocks for which a mine plan exists at the Talavera  and Santa Pancha  mines.  Talavera is mined by  longitudinal  open stoping, and Santa Pancha will be mined by cut & fill methods.  Mineral Reserves have been estimated for 13 veins,  or portions of veins,  in the  Talavera-Ligia vein system, and four veins in the nearby Santa Emilia-Veta Nueva veins.

     Mineral Reserve and Mineral  Resource  estimates at the Limon Mine are made only for gold grade.  Silver grades are considered  too low to warrant  resource estimation,  though minor  quantities  of silver are produced as a by-product of the mining operations (Gareau, 2004).

DILUTION

     The procedures for estimating Mineral Reserves are presented, as follows:

     o    For the mineral  resource  blocks defined as described in the previous section, true vein widths are diluted to a minimum width of 2.4 m. The vein width is then diluted to a minimum mining width of 3.0 m

                                      17-6

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     o    If the  original  true width is less than 2.4 m,  dilution is added at zero grade to bring the minimum mining width to 3.0 m.

     o    If the original  true width is 2.4 m or greater,  0.6 m of dilution is added at zero grade

     o    A second  dilution  of 8% is added to the  tonnage  and  grade of each block at zero grade

     o    The grade is further  adjusted by a factor (mine call factor)  derived from the  previous  year's mill  reconciliation.  For the 2004 reserve estimate, the grade adjustment factor is 0.92, based on reconciliation of 2003 operating  results.  This is consistent with mine call factors in previous years.

     Reconciliation results suggest that dilution is higher than estimated. Mine staff have calculated  that an increased  minimum mining width could account for the  difference in grade.  RPA has reviewed this procedure and is of the opinion that the minimum width for longhole mining at Talavera  should be  investigated.
Spot observations in areas with narrow vein widths revealed stopes that appeared wider than three metres.  RPA  recommends a systematic  survey of currently open stopes to evaluate actual minimum mining widths for use in reserve estimation.

     At Santa Pancha,  the cut & fill mining method should allow for measurement of minimum mining width in the normal course of operations.  Reserve  estimation should use measured results once they are available.

EXTRACTION

     At  Talavera,  mine reserve  blocks are forecast  with pillars and expected mine losses already removed. It is generally assumed that 100% of the ore in the mine  reserve  blocks will be  extracted.  A few blocks in the Life of Mine Plan have extractions less than 100% due to proximity to mined out areas.

     At Santa  Pancha,  mining  is  planned  to the full  width of the ore,  and extraction is estimated to be 95%. Blocks incorporating sill pillars are reduced to 85% extraction, and those near major faults or old workings range from 50% to
70% extraction.

                                      17-7

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     In  RPA's  opinion,  extraction  estimates  are  appropriate  for  planning purposes.  Historical  results  suggest that there is potential for small mining gains during operations.

CUT-OFF GRADE

     Prior to forming the Life of Mine Plan, Glencairn applies cut-off grades of
4.02 g/t Au for the Talavera  reserve mining block cut-off,  and 3.82 g/t Au for the Santa  Pancha  reserve  mining  block  cut-off.  The reserve  cut-off  grade estimate  is based on the  break-even  grade.  Glencairn  also uses two  cut-off grades, 4.5 g/t Au and a lower cut-off grade of 3.0 g/t Au for resource blocks

     At the cash  operating  cost of the Life of Mine Plan  (detailed in Section
18),  $40.13 per tonne,  gold  recovery  of 86.6%,  and a gold price of $375 per ounce, RPA calculates the cut-off grade to be 3.84 g/t Au. In RPA's opinion, the
Glencairn cut-off grade is appropriate for the remaining Mineral Reserves.

     TMSA uses an incremental  cut-off grade to evaluate marginal blocks.  Using unit  costs from the TMSA 2005  Budget,  and  deducting  G&A costs and the fixed portion of power costs, the cost for incremental evaluation is $24.69 per tonne.
The  incremental  cut-off grade using that cost is 2.3 g/t Au. In RPA's opinion, the  incremental  approach is a valid method for  evaluating  individual  blocks during  operations,  when there is an  opportunity to mine and mill those blocks without displacing higher-grade ore.

     RPA has reviewed the mineral reserve estimation procedures and checked some of the  calculations.  In RPA's  opinion,  the  reserve  estimation  method  and procedures  are  reasonable  for the Limon mine and are in keeping with industry standards.

CLASSIFICATION

     Glencairn has classified the Mineral Reserves and Mineral  Resources of the
Talavera and Santa Pancha  deposits  into Proven and  Probable  categories  (for
Mineral Reserves) and Measured,  Indicated, and Inferred categories (for Mineral
Resources) based on drill

                                      17-8

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

hole spacing,  assay information from samples collected along underground drifts and cross sections, and apparent continuity of mineralized lenses. Glencairn has classified the Mineral  Reserves and Mineral  Resources at the cut-off grades of
4.02 g/t Au (Talavera) and 3.82 g/t Au (Santa Pancha) for the Mineral  Reserves,
and at two  cut-off  grades,  namely  4.5 g/t Au and 3.0 g/t Au for the  Mineral
Resources.

     RPA reviewed the reserve  classification  under CIM definitions and concurs with  Glencairn's  classification  into proven and probable  categories  for the
Talavera  mine.  Proven mineral  reserves are located  between or within 15 m of underground drifts with geological and assay information.  Proven reserve blocks are  up to 30 m by 30 m on  longitudinal  sections.  Probable  mineral  reserves include  blocks  that are within 25 m of a drift and 30 m by 30 m blocks with at least one drill hole or adjacent to blocks defined by drill holes or drifts with geological continuity of the vein.

RESERVE REPLACEMENT

     In past years,  the Limon Mine has had a good record of  replacing  mineral reserves as they are mined by finding new veins and extensions to existing veins and by converting  Mineral Resources to Mineral  Reserves.  Table 17-3 shows the record of reserve replacement over the last four years.

                                      17-9

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                         TABLE 17-3 RESERVE REPLACEMENT
                          Glencairn Gold - Limon Mine

              Reserve At                                Replacement
              End of Year     Mill Feed     Reserve     As % Of Mill
Year         ('000 tonnes)    For Year    Replacement      Feed
----------------------------------------------------------------------
1998            1,001.5

1999            1,029.3         361.4         389.2         108%

2000            1,047.6         348.9         367.2         105%

2001              968.6         349.4         270.4          77%

2002              973.6         314.6         319.6         102%

2003              754.6         284.1          65.1          23%

2004            1,786.8         341.2       1,373.4         403%

              Reserve At                                Replacement
              End of Year     Mill Feed     Reserve     As % Of Mill
Year         ('000 tonnes)    For Year    Replacement      Feed
----------------------------------------------------------------------
1998             278.5

1999             270.5           77.5          69.5          90%

2000             266.8          102.2          98.5          96%

2001             209.4           78.6          21.2          27%

2002             193.9           63.8          48.3          76%

2003             147.5           52.1           5.7          11%

2004             297.6           54.6         204.7         375%

     It can be seen that TMSA has a successful history of replacement of reserve tonnes  and  ounces  from 1998 to 2002.  RPA notes,  however,  that the  average reserve grade has decreased from 8.6 g/t Au at the end of 1998 to 5.18 g/t Au at the end of 2004 (Glencairn, 2004 and Atkin, 2005a).

     During 2004,  Glencairn  increased  the amount of the tonnage and contained
gold  from  the  previously   estimated  Mineral  Reserves  by  250%  and  163%,
respectively, as shown in Table 17-4.

                                     17-10

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                 TABLE 17-4 2004 RESOURCE TO RESERVE CONVERSION
                          Glencairn Gold - Limon Mine

Zone/Vein        2003 Inferred Mineral    2004 Mineral Reserves   Conversion (%)
                      Resources
                Tonnes         g/t Au     Tonnes       g/t Au     Tonnes    Gold
-------------------------------------------------------------------------------
 Talavera
   SEO3          33,800       9.41         14,700        6.77       43       31
    TS           37,800       5.96         26,200        4.68       69       54

Santa Pancha
  Pozo 1&2      149,000       8.85        919,200        5.06       617     353
   Pozo 4       216,600       6.70        133,100        4.05       61       37
-------------------------------------------------------------------------------
Total           437,200       7.58      1,093,200        4.95       250     163

     Source: Glencairn, 2005.

     Glencairn's record of reserve replacement in recent years suggests that the mine  life  could be  extended  by  conversion  of  resources  to  reserves  and extensions to existing veins in the immediate mine area.

                                     17-11

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

SANTA PANCHA MINERAL RESERVES AND MINERAL RESOURCES
     Glencairn has provided a new Mineral Reserve estimate for the Pozo 1 & 2 area of the Santa Pancha vein system as of December 31, 2004 (Tables 17-5), and an estimate of the Mineral Resources of the complete Santa Pancha vein system, including the Pozo 1 & 2, as of December 31, 2004 (Table 17-6).

                 TABLE 17-5 POZO 1 & 2 PROBABLE MINERAL RESERVES
                          Glencairn Gold - Limon Mine

Vein                 Tonnes               g/t Au          Contained Oz Au
--------------------------------------------------------------------------
CHW                  463,240               5.32                79,230
CFW                  253,120               4.11                33,400
NHW                    4,930               4.03                   640
NHW2                  80,910               6.05                15,730
NFW                   89,110               5.71                16,370
Tajo SP               27,840               4.60                 4,120
P4 - HW              133,110               4.05                17,350
Aparejo               11,740               6.00                 2,260
--------------------------------------------------------------------------
Total              1,064,000               4.94               169,100

Source: Glencairn, 2005

Notes:
1.   CIM definitions were followed for Mineral Reserves.
2.   Santa Pancha  Mineral  Reserves are estimated at a cutoff grade of 3.82 g/t gold and an average long-term gold price of US$375 per ounce.

                                     17-12

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                    TABLE 17-6 SANTA PANCHA MINERAL RESOURCES
                          Glencairn Gold - Limon Mine

                           Indicated Mineral Resources

                 3.0 g/t Au cut-off grade         4.5 g/t Au cut-off grade

                                   Contained                      Contained
Vein          Tonnes     g/t Au      Oz Au      Tonnes   g/t Au     Oz Au
---------------------------------------------------------------------------
P 1&2 CFW     47,275      3.73       5,675

P 1&2 NHW2     9,950      3.06         980

 P 4 HW        9,650      4.38       1,360

  P 5         55,125      6.47      11,470      32,400    8.52       8,900
--------------------------------------------------------------------------
  Total
Indicated    122,000      4.97      19,500      32,400    8.52       8,900

Open Pit      26,200      4.89       4,100      26,200    4.89       4,100

                         Inferred Mineral Resources

               3.0 g/t Au cut-off grade        4.5 g/t Au cut-off grade

P1-2 CRW    41,400      5.96       7,940     41,400      5.96      7,940

P1-2 CHW    77,260      6.37      15,830     53,720      7.24     12,510

P1-2 NHW    41,530      6.64       8,860     41,540      6.64      8,860

 P4-HW      94,300      7.43      22,500     72,120      8.43     19,550

 P4-FWS     64,370      4.46       9,220     31,810      5.40      5,540

 P4-FWC    238,540      5.11      39,200    150,360      5.89     28,460

  P5       214,100      4.51      31,080     77,340      6.26     15,560

  P8       142,200      7.45      34,070    142,200      7.45     34,070

Aparejo      6,300      7.93       1,600      6,300      7.93      1,600
------------------------------------------------------------------------
Total
Inferred   920,000      5.76     170,300    616,800      6.76    134,100

Notes:
1.   CIM definitions were followed for Mineral Resources.
2.   Mineral  Resources  are  estimated at the cutoff  grades shown in the above table and an average  long-term gold price of US$375 per ounce.
3.   Open pit Indicated  Mineral  Resources  estimated at the 1.6 g/t Au cut-off grade.

                                     17-13

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

RPA CHECK ESTIMATE

     RPA  reviewed  the  resource   estimation   procedures   and  some  of  the
calculations.  This was done as a check on the TMSA resource  estimation method.
As part of the November 2004 site visit, RPA carried out an informal estimate of parts of the Santa Pancha CHW and CFW zones,  with the assistance of TMSA staff, using the Contour Method as a check on the resource estimation method.

     In the Contour  Method,  grade  multiplied by thickness  (GT) and vein true thickness (T) are contoured on longitudinal sections. Areas between contours are measured  in and  multiplied  by an  average  value  and by  density  to give an estimate of  contained  grams (from GT  contours)  and tonnes (from T contours).
Contained grams are divided by tonnes to derive an average grade. The outline of the check  resource  estimate was based on the 3 g/t Au contour,  the  effective cut-off grade for the resource estimate.

     The RPA check  estimate gave tonnage and grade results  similar to the TMSA resource estimate, and confirms the validity of the TMSA methodology.

RPA COMMENTS

     RPA  reviewed  the  resource   estimation   procedures   and  some  of  the
calculations. In RPA's opinion, the procedures used are appropriate for resource estimation  at the  Talavera  mine  and the  Santa  Pancha  deposit,  and form a reasonable  basis for reserve  estimation.  RPA is also of the opinion  that the cut-off  grade  of 3 g/t Au is  appropriate  for  reporting  purposes,  under NI
43-101, given the current range in the price of gold.

     RPA reviewed the Mineral Reserve and Mineral Resource  classification under
CIM  definitions  and concurs with  Glencairn's  classification  into Proven and
Probable  categories as well as the Measured,  Indicated and Inferred categories for the Talavera  mine,  and  Indicated  and Inferred  categories  for the Santa
Pancha deposit.

     RPA  notes  some  comments  below  for  consideration  in  future  resource estimates:

                                     17-14

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

o    For all  veins  in the  Limon  area,  volume  and  tonnage  of  blocks  are calculated based on the "true" thickness of the mineralized  intersections.
     This  then  is  multiplied  by a  factor,  dependent  on  the  dip  of  the mineralized zone, and projected onto the vertical  longitudinal section for mine  planning  purposes.  RPA is of the opinion  that by  calculating  the
     horizontal  thickness  of  the  mineralized  intersection,   based  on  the
     down-hole survey data at the intersection, and projecting onto the vertical longitudinal plane would avoid any possible errors in estimating the volume and tonnage of the block.  This method is  illustrated  in a publication of the Contour Method by Agnerian and Roscoe (2002).

o    Based on the existing drill hole and  underground  assay data,  some of the blocks  classified  as Indicated  Mineral  Resources at Santa Pancha may be
     upgraded into the measured category, in RPA's opinion.

o    Based on the existing drill hole spacing and  underground  assay data, some of the blocks  classified as Inferred Mineral  Resources at Santa Pancha as well as at Talavera may be upgraded into the indicated  category,  in RPA's opinion.  This includes some blocks classified as Inferred because they are low  grade.  RPA is of the  opinion  that  there is  sufficient  drill hole information to upgrade the classification of these blocks.

o    The calculation of average grade for some blocks at Santa Pancha Pozo 4 & 5 veins is based on old  underground  assay  data,  but  without  any  sample lengths. RPA understands that this data is not available,  which calls into question the accuracy of the estimated  grades.  RPA is of the opinion that this will have an effect in the average  grade of the deposit,  although at this stage this effect cannot be quantified.  RPA, however, also notes that because of this  uncertainty,  Glencairn has classified  these resources as
     Inferred Mineral Resources, as noted above.

                                      17-15

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

18   OTHER RELEVANT DATA AND INFORMATION

MINE OPERATIONS

     The lengthy  operating history at the Limon Mine provides a solid base from which to estimate future  performance.  Recent production  history for the Limon
Mine is presented in Table 18-1.

                     TABLE 18-1 HISTORICAL MINE PRODUCTION
                          Glencairn Gold - Limon Mine

                     Units       2001       2002      2003       2004
-----------------------------------------------------------------------
Mill feed           (`000 t)      349         315       284        341
Head Grade          (g/t Au)      7.0         6.2       5.7        5.1
Recovery              (%)        86.3        86.8      88.1       84.6
Gold Recovered        (oz)      70,351      55,388    45,851    46,135
Silver Recovered      (oz)      44,747      24,851     6,119       n/a

     RPA notes that 2004 average  production  grade of 5.09 g/t Au was less than the  average  budgeted  grade  of 5.50 g/t Au.  RPA  understands  that  this was because:

     o    Development  delays  forced  mining of  underground  resource  blocks, rather than planned reserve blocks, and;

     o    Mining at Talavera  could not be maintained at 1,100 tpd.  Higher than planned  replacement  of  higher-grade  Talavera ore with  lower-grade material  mined  from Pozo Bono and Limon Sur open pits  reduced  mill feed grades, as shown in Table 18-2.

     The Life of Mine Plan accounts for production  limitations at Talavera,  by blending  ore from other  sources to reach the  planned  mill feed rate of 1,100 tpd.

                                      18-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

                    TABLE 18-2 2004 MINE PRODUCTION DETAILS
                          Glencairn Gold - Limon Mine

Talavera Mine

Month                          Tonnes                Grade (g/t Au)
---------------------------------------------------------------------
January                        25,795                   4.56
February                       24,184                   4.74
March                          27,609                   5.72
April                          21,800                   4.31
May                            21,609                   5.85
June                           23,847                   4.97
July                           22,324                   5.90
August                         25,870                   6.55
September                      24,294                   5.65
October                        25,918                   6.84
November                       23,877                   5.24
December                       24,667                   4.45
---------------------------------------------------------------------
Total                         291,794                   5.41

Limon Sur Open Pit

Jan - Dec. 2004                46,331                   2.35

Pozo Bono Open Pit

Jan - Dec. 2004                 3,110                   4.17

Total 2004                    341,235                   4.98

Source:  Glencairn, 2005

TALAVERA MINING METHOD

     The Talavera underground mine was developed with an access ramp driven from the surface to reach the 91 m and 100 m levels in 1991, and was further deepened during the  following  years to reach the 280 m level in 2001 and 300 m level in
2002. The ramp system branches on 135 m level into a West ramp, giving access to the Talavera II,  Oeste and  Talavera Sur veins,  and into an East ramp,  giving access to the Talavera Principal,

                                      18-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Talavera  Este,  Ligia,  and Santa Emilia veins.  In the coming years,  the Veta
Nueva veins will also be accessed from the East ramp.

     The mining  methods  used are  longitudinal  open  stoping  for the primary stopes and sublevel retreat for the pillar recovery.  Stopes are backfilled with unconsolidated  development waste.  Development  historically has been top down, with sill  pillars left at regular  intervals.  Newer areas such as Santa Emilia are being mined from the bottom up, without sill pillars.

     The  Talavera  mining  operation  is fully  mechanized.  It uses  trackless equipment  that  includes  eleven  articulated  haul  trucks,  each of 15 tonnes capacity,  four pneumatic jumbos and one hydraulic electric jumbo, four six-yard production scooptrams equipped with remote controls, four 3 1/2-yard development scooptrams, as well as a number ground support and service vehicles.  Production drilling is performed with two "In The Hole" (ITH)  pneumatic  longhole  drills, and two top hammer  longhole  drills.  The mine equipment is adequate to support the current 950 tonnes per day operation.  Ore is transported from the stopes to an underground ore chute, where trucks are loaded for haulage out of the mine to the Limon  processing  plant,  four  kilometres  away.  Three raises provide the necessary ventilation to the mine, as well as emergency escape routes.

     The primary stopes are prepared by developing sub-levels in the vein, at 25
m intervals, from an access drift driven in the footwall,  parallel to the vein.
The 25 m  spacing  between  levels  was  found by Black  Hawk to be the  optimum interval to achieve  both  productivity  and reduced  dilution.  From the access parallel drift,  crosscuts are driven on  approximately  60 m centres to the ore and the  sub-level  is opened up from the  footwall to the  hanging  wall of the vein.  An undercut is developed in both  directions  from the crosscut  while an uppercut  is  prepared  in the same  manner on the upper  level,  at a  vertical distance of 25 m. This effectively  leaves 21 m from the back of the lower level to the floor of the upper level.  A slot  connecting  both levels is then cut at each end of the stopes. The slot raises are driven conventionally,  or using the
ITH drill and the "Drop Raising"  method,  which consists of drilling  longholes from the uppercut to the undercut and blasting in a retreat

                                      18-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

fashion.  The slot raises are advanced an average of 3.2 metres per blast.  Slot raises  are 2.2  metres  square in  section.  Typical  stope  preparation  takes approximately two months to complete, once access to the block is available.

     Stope production  begins with ore blasted in vertical slices using the slot as the free face.  Remote  control  scooptrams  are used as the stopes are mined longitudinally without draw points to minimize development.  The minimum planned stope width is three  metres.  The blasting  pattern is 1.2 m by 1.5 m, with the outside holes drilled 0.30 m inside the hanging wall and footwall contacts.  The equipment used is the ITH rig,  drilling 98.4 mm diameter  holes.  Backfill with unconsolidated  development  waste begins once the level is mined and there is a need to mine the overlying level.

     As the ramp deepens, new stopes are developed  underneath  previously mined blocks. Sill pillars are thus required to allow access to new, lower ore blocks.
In this case,  the upper  level of the lower block is  developed  15 m below the main haulage  level of the upper block,  leaving an 11 m pillar.  This pillar is mined over the backfilled lower stope (i.e. after the extraction and backfilling of both the upper and lower blocks) by a sublevel retreat method employing holes drilled  upward,  removing  the blasted ore with remote  controlled  scooptrams.
Depending  on the ore  thickness,  a  remnant  pillar  may be left for  support, varying  between two metres and five metres,  but rarely more than three metres.
The slot raise in this method is driven as a conventional raise. Drilling of the pillars is done with the top hammer drills  (Tamrock Solo A405 drills,  an Atlas conventional track drill and, occasionally,  with the ITH drill), drilling holes of 63.5 or 76.2 mm.

     As can be seen in the results  for 2004,  increases  in  distance  from the active  mining areas to the portal are making it difficult to achieve  1,000 tpd from Talavera. Supplemental mill feed was added from open pit mining, a practice that will  continue  until Santa Pancha  production  begins in 2006 (see Life of
Mine Plan).

                                      18-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Figure 18-1
Glencairn Gold Corporation
Limón Mine
Nicaragua
Talavera Site Plan
N
11,250 E
11,500 E
11,750 E
15,750 N
15,500 N
to Plant Site
Waste Pill
Talavera Pit
Portal
Warehouse
Dry
Workshop
Mine Office
Stockpile
Compressors
Monte Large Road
Fuel Station
Ventilation Raise
Core Shack
Core Shack
Ventilation Raise
0
50
100
150
200
Metres
February 2005
Source: Glencairn Gold Corp., 2005

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

18-5

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

18-6

Veta Talavera II PR
Veta Talavera Oeste II
Veta Talavera Oeste
Veta Talavera
Veta Ligia
Veta Nueva 1
Veta Nuava 2
47 L
62 L
90 L
104 L
120 L
135 L
148 L
163 L
180 L
196 L
218 L
240 L
260 L
300 L
47 L
62 L
77 L
135 L
148 L
163 L
180 L
196 L
218 L
240 L
260 L
Talavera
Santa Emilia
Veta Nueva

Figure 18-2

Glencairn Gold Corporation

Limón Mine

Nicaragua

Talavera Mine Schematic

February 2005

Source: Glencairn Gold Corp., 2005

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

SANTA PANCHA MINING METHOD

     The  Santa  Pancha  deposit  extends  up to  190  metres  below  relatively flat-lying  terrain.  The vein width  ranges from 3 m to 16 m,  averaging  eight metres, and the dip varies from 65o to 75o. Ground conditions are expected to be good in the  footwall  and in the ore,  however,  in the  hangingwall,  parallel structures contribute to poorer rock quality than that seen in Talavera.

     The  mining  method  considered  for  Santa  Pancha  is cut &  fill,  using unconsolidated  waste for  backfill.  This method will produce less  hangingwall exposure  than current  longhole  stoping  methods used at Talavera,  and should provide better dilution control.

     Once ground conditions at Santa Pancha are better known, the possibility of longhole  stoping  will  be  investigated,  however,  no  blocks  are  currently scheduled to be mined with longhole methods.

     Access will be by ramp from surface,  and work on  establishing  the portal has begun. The ramp will be 5 m high by 4.5 m wide,  driven at a grade of 12.5%, and located in the footwall (Figure 18-3).  Horizontal  levels will be driven at
40 m intervals,  and cross-cuts  into the ore driven from the levels.  The first cut will be developed  round by round;  subsequent cuts will be drilled the full length of the vein with  upholes.  Cut by cut,  the block will be mined  upwards towards the level 40 m above, under which a sill pillar will be left.

     RPA notes that uphole drilling should yield greater  productivity (more ore can be  blasted  at  once),  however,  hangingwall  exposures  will be  greater.
Openings up to eight  metres wide and eight  metres high may  experience  ground problems in areas where the  hangingwall is weak.  Should  hangingwall  dilution become  a  problem,  horizontal  breasting  may  have to be  adopted  to  reduce exposure,  with a  corresponding  reduction  in  productivity.  Waste  rock  for backfill will be supplied from  underground  development  waste  (stockpiled  on surface  near  the  portal)  or  from  Santa  Pancha  open  pit  waste,  located approximately  1.4 km away.  Waste  rock will be  trucked  underground  and then spread by scoop.

                                      18-7

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Equipment will be transferred  from Talavera as production  there wanes. No major additional  equipment  purchases are contemplated for mining Santa Pancha.
RPA notes  that the  change  in  method  from  longhole  to cut & fill  involves increased  jumbo drilling  requirements,  and may require higher  utilization of existing equipment, with correspondingly higher maintenance costs.

     Previous mining on the Santa  Pancha/Panteon  vein system  indicated a need for substantial dewatering to lower the water table. TMSA estimates that volumes up to 2,000 GPM will need to be pumped  out of the mine.  Pumped  water  will be collected in a surface settling tank, tested for contaminants, and released into a nearby creek.  Communities  downstream are expected to benefit from a reliable water supply (the creek normally runs dry in the dry season).

     Fresh air will enter the mine at the portal,  draw down the ramp,  onto the main levels,  and exhaust up the existing shafts  (Pozos).  Surface exhaust fans will be 250 HP, 72" diameter. Auxiliary ventilation fans will draw air from this loop and ventilate working areas. Drop raises will be installed to move air from level to level as required.

     Development  began in January 2005, with the first round taken to establish a portal. Detailed planning of stope layouts,  ventilation plans, and electrical layouts are in progress.  RPA recommends that a geomechanics expert be consulted once development provides access to the Santa Pancha hangingwall.

                                      18-8

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
N
POZO No. 2
Ramp
Ramp + 15%
Santa Pancha
FW N-250
Santa Pancha
HW N-250
N-90FW
N-90HW
N-90HW2
Capitan Fault
19000-E
19100-E
19200-E
19300-E
19400-E
19500-E
13500-N
13600-N
13700-N
13800-N
13900-N
14000-N
14100-N
14200-N
14300-N
0
50
100
150
200
Metres
Figure 18-3
Glencairn Gold Corporation
Limón Mine
Nicaragua
Santa Pancha Mine
Development Plan
Legend:
Underground Workings
Shaft
Mineralized vein
Fault
February 2005
Source: Glencairn Gold Corp., 2005
www.rpacan.com

18-9

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

OPEN PIT MINING

     Current surface  production is  small-scale.  TMSA reports that future open pit mining will be near  surface,  with low stripping  ratios.  Excavation is by dozer and backhoe - drilling and blasting is not necessary. Haulage is performed by road trucks that move ore to the central mill complex. Open pit waste will be used in the construction of tailings dams and for backfill at Santa Pancha.

     Lower-grade  open  pit  ore has  been  used in the  past to keep  the  mill operating at 1,100 tpd when higher-grade  underground ore production experiences shortfalls,  and this practice is expected to continue until Santa Pancha ore is available.

MANPOWER

     As of  September  2004,  the Limon  Mine  employed  433  people,  including temporary  contractors,  the  exploration  department,  and the  Managua  office
(Gareau,  2004). More recently,  TMSA reports that the number of contractors has been reduced.  Hourly  employees  belong to one of two unions,  whose bargaining agreements  are  negotiated  every  two  years.  A strike  by one of the  unions beginning late in 2002 limited production for 2002 and 2003.

                                     18-10

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com
15600 N
15625 N
N
Reference Line
3.77 g/t Au
1.51 g/t Au
3.04 g/t Au
2.37 g/t Au
3.44 g/t Au
Main Vein
3.42 g/t Au
4.80 g/t Au
3.43 g/t Au
2.14 g/t Au
3.43 g/t Au
Legend:
Mineralized Vein
NOTE: GOLD GRADES ARE UNDILUTED
0 10 20 30 40 50
Metres
February 2005
Source: Glencairn Gold Corp., 2005
Figure 18-4
Glencairn Gold Corporation
Limón Mine
Nicaragua
Surface Plan of
Limón Open Pit

18-11

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

LIFE OF MINE PLAN

     Future  production,  detailed in Glencairn's Limon Life of Mine Plan (LOMP)
of January 2005,  is  summarized  in Table 18-3.  The LOMP is based on the Limon
Mineral  Reserves as of December 31, 2004. Mill recovery varies as a function of mill feed source,  due to  differences  in grinding index and gold grain size of the various veins.

                    TABLE 18-3 LIMON MINE, LIFE OF MINE PLAN
                          Glencairn Gold - Limon Mine

               Units       2005     2006     2007     2008      2009    2010      Total
----------------------------------------------------------------------------------------
Talavera      (`000 t)      265      173       83       41       54       73       688
Grade                       5.7      5.3      5.7      5.2      5.4      7.1       5.7

Santa Pancha  (`000 t)               170      260      302      290              1,022
Grade                                5.3      5.0      4.7      4.9                4.9

Open Pit      (`000 t)       67                                                     67
Grade         (g/t Au)      3.6                                                    3.6

Mill          (`000 t)      332      343     343       343      343       73     1,777
Grade         (g/t Au)      5.2      5.3     5.2       4.8      5.0      7.1       5.2

Recovery         (%)       85.0     86.4    87.1      87.5     87.4     85.0      86.6
Gold            (oz)     47,600   50,500   49,800   46,000   47,900   14,000   256,000

Source: Glencairn (2005)

                                     18-12

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ENVIRONMENTAL CONSIDERATIONS

     Glencairn  reports  that an  Environmental  Impact  Study for mining of the
Santa  Pancha  deposit  has been  submitted  and  approved.  TMSA was  issued an operating permit (Resolucion Administrativa Numero 03-2005) on January 31, 2005,
from MARENA, the Ministry of the Environment.

COMPLIANCE

     Glencairn  reports that it operates the Limon Mine in  compliance  with all applicable  requirements and reports that it has not received any non-compliance orders  by  regulators.  Under  the  purchase  agreement  in  1994,  TMSA has no obligations for  environmental  damages caused by the operations  prior to 1994, however, it does have the obligation to mitigate as required.

TAILINGS MANAGEMENT

     Tailings  from the mill are deposited in an  impoundment  area (Santa Rosa)
that  was  established  in  1998  after  the  old  area  reached  capacity.  The impoundment  area lies  within  the Santa  Rosa  drainage,  upstream  of the old tailing  disposal  facilities.  The Santa Rosa impoundment area was completed in the fall of 1998.

     The pond is designed so that no solution is discharged to the  environment;
instead, the decanted water from the tailings pond is re-circulated to the mill.
During part of the year, the  impoundment  area has a positive water balance and excess  tailings  pond water  volume is reduced  through an  evaporation  system
(Glencairn, 2005).

TAILINGS DAM

     The impoundment area dam has been built in three stages.  Since the initial
Stage I in 1998,  the dam has been  raised in three lifts - five metres in March
2000,  three  metres in June  2002,  and  another  lift in 2004.  After one more three-metre  lift,  scheduled for spring

                                     18-13

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

2005, TMSA staff calculates that the impoundment will have the capacity required to theend of 2007 (Glencairn, 2005).

     In 2003, some surface cracking was observed on the dam crest,  and, as part of the due diligence  process for Glencairn,  RPA retained Golder  Associates to review the status of the dam following the 2002 lift. In a report dated July 25,
2003, Golder made the following conclusions and recommendations:

     "There is no direct evidence of serious  stability  problems with the Limon tailings  dam.  The  observed  crest  cracking  is very  minor  and  almost certainly related to seasonal swelling and shrinkage of the clay fill.

     The stability design of the Phase III raise was based on post-peak strength parameters derived from laboratory shear strength testing. This approach is consistent with previous  recommendations  (Golder, 2001);  furthermore the shear strength values appear to be reasonable.

     Although the surficial layer of colluvium was apparently not  sub-excavated prior to  construction  of the Phase III raise,  the stability  design took into account the low shear strength of the colluvium,  and the toe berm was sized to provide an overall factor of safety  exceeding 1.50. This approach is an acceptable alternative to sub-excavation.

     The  piezometers  and the two  inclinometers  that were damaged  during the construction  of the Phase III raise are currently  being  replaced.  These will be important in the future to monitor and verify the good  performance of the dam.

     A tailings  beach  should be deposited  off the  upstream  face of the dam;
     otherwise  the  upstream  slope  may be  subject  to  wave  erosion  and/or deformation.  This does not represent an immediate or serious threat to the dam; however it could lead to a requirement for ongoing slope repairs.

     The  deficiencies in the  construction  of the overflow  pipes,  which were noted by LEQ (2003), should be remedied as soon as possible.

     Glencairn Gold Corporation  should request  information on the hydrological
     design  basis  of  the  overflow  pipes.   This  should  include   explicit
     information on the design storm and on the design maximum  operating  water level in the pond. If appropriate  freeboard is not observed, a large storm could cause an overtopping failure of the dam."

                                     18-14

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     During the 2005 site visit,  RPA observed minor crest  cracking  similar to that mentioned by Golder.  Monitoring equipment  (piezometers and inclinometers)
was in place, and regularly-scheduled  readings have not indicated any stability problems to date.  Tailings are placed by the crest to form a tailings  beach, a practice TMSA has been following since June 2002. Overflow piping was completely removed in March 2004.  Rain water inflows are now managed by a diversion  ditch surrounding the impoundment.

     Construction of a new tailings  impoundment  area will be necessary to meet the tailings  storage  requirements  of the current Life of Mine Plan. A site to the west of the current facility has been selected. TMSA reports that design and permitting will begin shortly.

CLOSURE

     Glencairn  reports  that  there  are  no  closure  requirements  (including financial  assurance) for the mine,  shop,  mill, and offices area, as these are considered by the government to be of historic and tourism interest.

     There are minimal closure requirements for the tailings dam. The final lift design includes stabilization of the slopes and a reforestation plan has already been filed with the government.  TMSA has had good success in  revegetating  the older tailings impoundments.  Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by MARENA, the Ministry of Environment, with the following conditions:

     o    Preparation of a Closure plan of the old (North) tailings area

     o    Monitoring  wells must be  installed  above and below the  facility to monitor groundwater quality

     o    Discharges of process water must be monitored and meet the criteria of
          Decree 33-95 which provides water quality  guidelines for discharge of industrial wastewater;

     o    Monitor the condition and performance of the facility; and

     o    Personnel  responsible  for the  tailings  disposal  facility  must be trained to safely operate the facility.

                                     18-15

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Glencairn reports that it is in compliance with all of these  requirements.
It is reported that the government has accepted,  in writing, the closure of the old tailings area.

     A  program  of   re-vegetation   of  the  old   tailings  is  in  progress.
Re-vegetation  on the tailings occurs  naturally at a very rapid rate due to the favourable  climate and the retention of water within the former tailings cells.
A reforestation program, currently underway, significantly reduces the potential for erosion, as well as the requirement for  rehabilitation.  Local varieties of trees have been planted in two areas and a third area is the site of a vegetable crop.  The area  surrounding  the mine is annually  subject to heavy rainfall in
October  and  November.  Prior to its  merger  with  Glencairn,  Black  Hawk had constructed  overflow  channels  on all of the old  tailings  cells  in order to eliminate erosion during the rainy season.

     The Limon mine closure costs were estimated by an  independent  consultant.
Subsequently,  they were modified by TMSA to better reflect local wage rates and past experience. This estimate does not include the Santa Pancha underground and open pit mines,  or the  proposed  new tailings  impoundment  area,  because the estimate pre-dates these developments.  RPA understands that Glencairn is in the process of estimating closure costs for Santa Pancha.

CAPITAL AND OPERATING COST ESTIMATES

     Capital and  operating  costs have been  estimated by mine staff,  based on historical costs, and reviewed by RPA.

     Capital  costs  for  Talavera  include  deferred   development,   equipment
rebuilds,  underground pump installations,  and miscellaneous  materials.  Santa
Pancha  capital  costs  include   deferred   development,   ventilation   system
installation,  pumping systems,  equipment purchases & rebuilds,  and electrical systems.  Deferred  development  costs are calculated on a cost per metre basis, using actual  material costs from developing  ramps at Talavera.  Infrastructure capital costs include tailings dam construction,  light vehicles,

                                     18-16

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

training,  and  buildings/mill  spares.  Reclamation  costs  are based on TMSA's closure  estimate,  with  $100,000  added by RPA to cover  reclamation  of Santa
Pancha and the new tailings pond, which were not included in TMSA's estimate. No contingency has been applied to capital costs.  The capital costs are summarized in Table 18-4.

     In RPA's  opinion,  capital cost  estimates  are  reasonable.  Talavera and
Infrastructure  costs are  well-known and  predictable.  Santa Pancha costs will depend on efficient execution of the pre-production schedule, and RPA recommends that  a  contingency  be  applied.  Reclamation  estimates  are  based  on  past experience on the mine site.

                          TABLE 18-4 LOMP CAPITAL COSTS
                          Glencairn Gold - Limon Mine

Area                              Item                    Cost (`000s)
----------------------------------------------------------------------------
Talavera                    Deferred Development              1,372
                            Equipment                           350
                            Pumping                             200
                            Material                            331

Santa Pancha                Deferred Development              1,740
                            Ventilation                         971
                            Pumping                             391
                            Equipment                           604
                            Surface Facilities                  330
                            Electrical                          161

Infrastructure              Tailings Dams                     1,141
                            Light Vehicles                      179
                            Training                             96
                            Buildings/Mill Spares               197

Closure                     Reclamation                       1,036
----------------------------------------------------------------------------
TOTAL                                                         9,096

Source: Glencairn, 2005.

                                     18-17

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     Operating costs for the Limon Mine are based on past  experience,  with the exception  of Santa  Pancha  mining  costs,  which  were  developed  from  first principles by TMSA staff. Unit operating costs are summarized in the Table 18-5.

     Talavera mining cost  projections are  approximately 8% lower than previous years,  due to haulage  savings  from a new  underground  truck  chute,  reduced reliance on expatriate supervision,  and increased use of low-cost ANFO in place of high-cost high explosives.

     Normally,  longhole  mining would be expected to be  lower-cost  than cut &
fill mining.  Comparing  Talavera  costs to Santa  Pancha  costs,  however,  the opposite is true, due to the difference in vein widths.  Talavera averages close to two metres,  while Santa Pancha averages close to eight metres. The increased tonnes per vertical  meter allows cut & fill mining to be more  productive  than narrow-vein  longhole methods. In areas where Santa Pancha is narrow, unit costs are expected to be higher.

                      TABLE 18-5 LOMP UNIT OPERATING COSTS
                          Glencairn Gold - Limon Mine

                                                                             LOMP
       Item                Units             2003       2004      2005      Average
-------------------------------------------------------------------------------------
  Talavera Mining      $/t Talavera ore      12.98      12.93     11.88      11.88
Santa Pancha Mining  $/t Santa Pancha ore                                    10.45
  Open Pit Mining      $/t Open Pit ore       2.41       3.23      4.45       4.45
    Total Mining          $/t milled         14.93      13.56     12.31      12.74
       Milling            $/t milled          6.16       5.73      6.21       6.21
     Maintenance          $/t milled          1.86       3.05      3.29       3.29
        Power             $/t milled          7.11       7.67      7.44       7.44
         G&A              $/t milled         11.52      11.07     10.44      10.44
--------------------------------------------------------------------------------------
        TOTAL             $/t milled         41.58      41.08     39.70      40.13

Source: Glencairn, 2005.

                                     18-18

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     In RPA's opinion, operating costs should be as predicted, subject to normal operating variation as seen in the historical record.  Santa Pancha mining costs remain unproven,  and may vary by a greater amount,  however,  in RPA's opinion, within the bounds of the sensitivity testing (see Sensitivity Analysis below).

ECONOMIC ANALYSIS

     Glencairn has prepared a Life of Mine Plan that schedules production of the
Mineral  Reserves  (as of  January 1,  2005).  The mine life is  forecast  to be approximately five years, ending in the 1st quarter of 2010. RPA's projection of the pre-tax cash flow is shown in Table 18-6. The key input parameters are:

     o    Production of 1,100 tonnes per day (based on 304 days per annum).

     o    Reserve and Resource Base:  Mineral Reserves of 1.78 million tonnes at an average  grade of 5.2 g/t Au, and  Measured and  Indicated  Mineral
          Resources  of 203,000  tonnes at an  average  grade of 6.0 g/t Au.

     o    Total production: 1.78 million tonnes @ 5.2 g/t Au.

     o    Annual gold production: 48,000 ounces, average.

     o    Metallurgical recovery of 86.6%.

     o    Gold price of $375 per  ounce.

     o    Silver revenue assumed to be not material.

     o    Revenue is recognized at the time of production.

     o    Operating costs: $40 per tonne milled.

     o    Capital costs: $9.1 million.

                                     18-19

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

GLOBAL MARKETS

     The  principal  commodities  produced  at the Limon  Mine  (gold and silver by-product)  are  freely  traded,  at  prices  that are  widely  known,  so that prospects  for sale of any  production  are virtually  assured.  RPA used a gold price of $375 per ounce for the Base Case.

     The  Nicaraguan  Cordoba has shown a steady  decline  against the US dollar over the past few years:  . o February  2003 - 1 US dollar = 14.79  Cordobas . o
February  2004 - 1 US dollar = 15.54  Cordobas . o February 2005 - 1 US dollar =
16.22 Cordobas

     For costs originally estimated in Cordobas (for example, labour), Glencairn applies an inflation factor of 6% per annum before converting to US dollars.

CASH FLOW ANALYSIS

     The  undiscounted  pre-tax  cash flow  totals $8.8  million.  The unit cash operating cost is $280 per ounce of gold. Capital  expenditures are estimated to total $36 per ounce, and royalties are forecast to total $22 per ounce, over the remaining  mine life. The total cash cost of  production,  including  operating, capital, and royalties, is estimated to be $338 per ounce.

     Glencairn's  physical  and cost data  underlying  RPA's cash flow model are consistent with operations during the past several years. In view of recent gold prices ranging from $400 per ounce to $440 per ounce, the Limon Mine is expected to  generate a positive  cash flow for the period  detailed  in the Life of Mine
Plan.

                                     18-20

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

TABLE 18-6 CASH FLOW MODEL
Glencairn Gold - Limón Mine

			2005	2006	2007	2008	2009	2010	Total
PRODUCTION	Talavera Ore	tonnes	264,894	172,980	83,034	40,600	53,500	72,575	687,583
	Grade	g/t Au	5.65	5.28	5.73	5.22	5.40	7.07	5.67
	Santa Pancha Ore	tonnes		170,168	260,080	302,527	289,652		1,022,427
	Grade	g/t Au		5.33	5.01	4.71	4.89		4.94
	Open Pit Ore	tonnes	67,477						67,477
	Grade	g/t Au	3.64						3.64
	Mill Feed	tonnes	332,371	343,148	343,114	343,127	343,152	72,575	1,777,487
	Grade	g/t Au	5.24	5.30	5.18	4.77	4.97	7.07	5.17
REVENUE	Contained Gold	oz	56,009	58,525	57,189	52,625	54,827	16,497	295,671
	Recovery		85.0%	86.4%	87.1%	87.5%	87.4%	85.0%	86.6%
	Recovered Gold	oz	47,607	50,554	49,812	46,047	47,918	14,022	255,961
	Metal Price	$/oz	375	375	375	375	375	375	375
	Refining Cost	$ '000s	144	145	145	143	144	37	758
	Gross Revenue	$ '000s	17,709	18,812	18,535	17,125	17,825	5,221	95,227
		$/tonne	53	55	54	50	52	72	54
OPERATING COSTS	Mining	$ '000s	4,095	4,523	4,408	4,355	4,372	1,002	22,755
	Milling	$ '000s	2,113	2,131	2,131	2,131	2,131	451	11,087
	Maintenance	$ '000s	1,120	1,129	1,129	1,129	1,129	239	5,875
	Power	$ '000s	2,532	2,553	2,553	2,553	2,553	540	13,284
	G&A	$ '000s	3,554	3,582	3,582	3,582	3,583	758	18,641
	Total	$ '000s	13,414	13,918	13,803	13,750	13,767	2,989	71,641
	Mining	$/tonne	12.03	13.18	12.85	12.69	12.74	13.81	12.74
	Milling	$/tonne	6.21	6.21	6.21	6.21	6.21	6.21	6.21
	Maintenance	$/tonne	3.29	3.29	3.29	3.29	3.29	3.29	3.29
	Power	$/tonne	7.44	7.44	7.44	7.44	7.44	7.44	7.44
	G&A	$/tonne	10.44	10.44	10.44	10.44	10.44	10.44	10.44
	Total	$/tonne	39.42	40.56	40.23	40.07	40.12	41.19	40.30
	Operating Cash Flow	$ '000s	4,295	4,894	4,732	3,375	4,058	2,232	23,586
CAPITAL COSTS	Talavera		1,241	384	297	173	158	-	2,252
	Santa Pancha		2,027	869	923	282	95	-	4,195
	Infrastructure		787	141	685	-	-	-	1,613
	Reclamation							1,036	1,036
	Total	$ '000s	4,054	1,394	1,905	455	252	1,036	9,096
CASH FLOW	IAMGOLD Royalty	0.03	531	564	556	514	535	157	2,857
	State Royalty	0.03	531	564	556	514	535	157	2,857
	Net Cash Flow	$ '000s	(822)	2,372	1,714	1,893	2,737	883	8,777
	Cumulative	$ '000s	(822)	1,550	3,264	5,157	7,894	8,777	
	Cash Operating Cost	$/oz	282	275	277	299	287	213	280
	Capital/Royalty Cost	$/oz	107	50	61	32	28	96	58
	Total Cost	$/oz	389	325	338	331	315	309	338
	NPV	5%	7,210						
		10%	5,991						

18-21

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

SENSITIVITY ANALYSIS

     Variations  to the LOMP base case NPV  calculated at a 5% interest rate are detailed  in Table  18-7,  and  graphed  in Figure  18-4.  The cash flow is most sensitive to gold price,  followed by  operating  cost.  Downside  possibilities related to Santa Pancha  hangingwall  stability  (increased  costs and dilution)
have a lesser impact than the previously mentioned factors.

                           TABLE 18-7 SENSITIVITY DATA
                          Glencairn Gold - Limon Mine

 Parameter
  Variables          Units       -20%     -10%     Base     +10%   +20%
--------------------------------------------------------------------------
  Gold Price          $/oz        300      338      375      413     450
Operating Cost      $/tonne     32.35    36.40    40.13    44.49   48.53
 Capital Cost      $millions      7.3      8.2      9.1     10.0    10.9
   Mine Life           Mt        1.42     1.60     1.78     1.96    2.13

      NPV            Units       -20%     -10%     Base     +10%    +20%
--------------------------------------------------------------------------
  Gold Price       $millions     (8.5)    (0.8)     7.0     14.8    22.5
Operating Cost     $millions     19.4     13.2      7.0      0.8    (5.4)
 Capital Cost      $millions      8.6      7.8      7.0      6.2     5.4
   Mine Life       $millions      3.9      5.0      7.0      8.0     8.7

                                     18-22

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

FIGURE 18-5 CASH FLOW SENSITIVITY GRAPH

$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
-$5.0
-$10.0
-$15.0
NPV @ 5% (millions)
0.8
0.9
1.0
1.1
1.2
Factor of Change
Gold Price
Operating Cost
Capital Cost
Mine Life

18-23

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

19   CONCLUSIONS

     Based on our review of the current  production and past  exploration  data,
RPA concludes that:

     o    The  procedures  used in  assaying,  and  Mineral  Reserve and Mineral
          Resource  estimation,  are in keeping with industry  standards and are appropriate for the deposit and mining methods.

     o    The resource and reserve blocks might be better  outlined by using the
          Contour  Method of estimating  Mineral  Resources,  in order to better represent grade distribution.

     o    RPA  concurs  with  Glencairn's  Life  of Mine  Plan  for  five  years commencing  January 1, 2005, and believes that the production  targets are  achievable.  Annual  production  should average 48,000 ounces per year over the remaining five years of reserves.

     o    Maintaining   stability  of  the   hangingwall   will  be  crucial  to
          successfully mining the Santa Pancha deposit.

     o    The Life of Mine Plan cash flow is most  sensitive  to gold  price and operating cost.

     o    Glencairn has identified a number of promising exploration targets. In
          RPA's view,  continued follow up drilling and surface  exploration are warranted.

     o    There is good  potential  for the discovery of gold veins with similar mineralization as at Talavera.

     o    Some of the RPA check assay values are slightly  higher than the Limon laboratory  results.  The  differences are considered to be due to the variability  in gold  between the two halves of the core,  and are not cause for concern, in RPA's view.

                                      19-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

20   RECOMMENDATIONS

     RPA recommends that:

     o    Ongoing exploration  efforts continue,  with the goal of extending the mine life by conversion of resources to reserves,  and by  delineating extensions to existing veins in the immediate mine area.

     o    Ongoing  exploration  efforts  continue  to test the  Santa  Rosa-Uval target and other target areas by drilling.

     o    Glencairn  continue  with  detailed mine planning for the Santa Pancha
          deposit,   including   options  for  varying  amounts  of  hangingwall
          exposure, and evaluation of the impact on operating costs.

     o    Minimum mining width be investigated by measurement of existing stopes at Talavera, and that the results be incorporated into Mineral Reserve estimation procedures.

     o    A contingency be applied to Santa Pancha capital requirements.

     o    A geomechanics expert be consulted when development provides access to the Santa Pancha hangingwall.

                                      20-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

21   SOURCES OF INFORMATION

Agnerian, H. and Roscoe, W.E., 2002, The Contour Method of Estimating Mineral
    Resources: Can. Inst. Min. & Metallurgy Bulletin, v. 95 pp. 100-107,
    July 2002.

Atkin, K.T.J., 2005a, Personal Communication.

Atkin, K.T.J., 2005b, December 31, 2004, Reserve Estimate and Exploration
    Summary: Triton Minera, S.A. Internal Memorandum to James Watts, January
    31, 2005.

Gareau, M, 2005, Personal Communication on the Description of the Type of
    Epithermal Gold Mineralization at Limon, February 2005.

Gareau, M., 2004, Technical Report on the Santa Pancha Resource  Estimate for
    the Limon Mineral Concession of Nicaragua: Glencairn Internal (NI 43-101)
    Report, November 24, 2004.

Glencairn Gold Corporation, 2005, Miscellaneous Technical Data.

Glencairn Gold Corporation, 2004, Annual Information Form (AIF), May 2004.

Gold-Ore Resources Ltd., 2005, Press Release of January 6, 2005.

Gold-Ore Resources Ltd., 2005, Press Release of June 24, 2004.

Golder Associates Ltd., 2003, Review of Phase III Tailings Dam, El Limon Mine:
    Draft Technical Memorandum No. 031-118024 to Roscoe Postle Associates Inc.,
    July 25, 2003.

Golder Associates Ltd., 2001, Causes of El Limon Tailings Dam Failure:
    Privileged and Confidential Report No. 001-1833 to Black Hawk Mining Inc.,
    August 10, 2001.

Grande Cache Resources Ltd., 2004, Press Release of October 27, 2004

Hedenquist, J., 2004, Observations on Assessment of the Santa Rosa - Uval and
    Victoria Targets, El Limon Epithermal Gold Mining District, Nicaragua:
    Report for Glencairn Gold Corporation, December 2004.

Hedenquist, J., 2002, Observations on Exploration Potential in the El Limon
    Epithermal Gold Mining District, Nicaragua: Report for Black Hawk Mining
    Ltd., April 2002.

Hedenquist, J.W., Arribas, J. and Gonzales-Urien, E., 2000, Exploration for
    Epithermal Gold Deposits: Reviews in Economic Geology, Vol. 13, pp. 245-277.

                                      21-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

Perez, B.P., 2005, Check Assay Results on Internal Laboratry Standards: TMSA
    Internal Data, October to December, 2004.

Roscoe,  W.E., 2004, Santa Pancha Mineral Resource Estimate: RPA Memorandum to
    Michael Gareau of Glencairn Re Site Visit to El Limon from November 2 to 4,
    2004, November 8, 2004.

Roscoe, W.E., Clow, G.G. and Lalonde, M.A., 2003, Technical Report on the
    Nicaragua Properties of Black Hawk Mining Inc.: RPA NI 43-101 Report
    Prepared for Black Hawk Mining Inc., August 12, 2003.

Steffen, Robertson and Kirsten (U.S.), Inc.,1999, Update to Technical Audit
    Black Hawk Mining Inc. Triton Minera S.A. El Limon  Mine, Nicaragua;
    prepared for Standard Bank, New York, February 17, 1999.

Triton Minera, S.A., 2005, Manual for Laboratory Procedures for Sample
    Preparation and Assaying of Samples at the El Limon Mine Laboratory (in
    Spanish): Internal Company Document, January, 2005.

Venturo, P., 2005, Personal Communication.

                                      21-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

22   SIGNATURE PAGE

     This report titled  "Technical  Report on Limon Mine,  Nicaragua" and dated
February 23, 2005 was prepared by and signed by the following authors:
Dated at Toronto, Ontario February 24, 2005	Hrayr Agnerian, M.Sc.(Applied), P.Geo. Consulting Geologist Roscoe Postle Associates Inc.

Dated at Toronto, Ontario February 24, 2005	Jason Cox, P.Eng. Senior Mining Engineer Roscoe Postle Associates Inc.

                                      22-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

23   CERTIFICATE OF QUALIFICATIONS

HRAYR AGNERIAN

     I, Hrayr Agnerian, M.Sc. (Applied), P.Geo., do hereby certify that:

1.   I am a Consulting  Geologist  with Roscoe Postle  Associates  Inc. of Suite
     501, 55 University Ave Toronto, ON, M5J 2H7.

2.   I am a graduate of the American University of Beirut,  Lebanon in 1966 with a Bachelor of Science degree in Geology,  of the  International  Centre for
     Aerial Surveys and Earth Sciences,  Delft, the Netherlands,  in 1967 with a diploma in Mineral Exploration, and of McGill University, Montreal, Quebec,
     Canada, in 1972 with a Masters of Science degree in Geological Engineering.

3.   I am registered as a Professional  Geoscientist in the Provinces of Ontario
     (Reg. No. 0757) and  Saskatchewan  (Reg.  No. 4305),  and as a Professional
     Geologist in the  Province of Quebec  (Reg.  No. 302). I am a Member of the
     Canadian Institute of Mining, Metallurgy and Petroleum, and the Prospectors
     and  Developers  Association  of  Canada,  and a Fellow  of the  Geological
     Association of Canada.

4.   I have worked as a Geologist  for a total of 35 years since my  graduation.
     My relevant experience for the purpose of the Technical Report is:

     o    Review  and  report  as a  consultant  on  more  than  seventy  mining operations  and  Projects  around  the  world  for due  diligence  and regulatory requirements
     o    District Geologist for Canadian mining company
     o    Project/Exploration   Geologist  for  several   Canadian   exploration
          companies.

5.   I have  read the  definition  of  "qualified  person"  set out in  National
     Instrument 43-101  ("NI43-101") and certify that by reason of my education, affiliation  with a professional  association  (as defined in NI43-101) and past  relevant  work  experience,  I  fulfill  the  requirements  to  be  a
     "qualified person" for the purposes of NI43-101.

6.   I am responsible for overall preparation of the Technical Report, including all sections. . I visited the Limon Mine from January 18 to 20, 2005.

7.   I have had no prior  involvement  with the property  that is the subject of the Technical Report

8.   I am not aware of any material fact or material  change with respect to the subject  matter  of the  Technical  Report  that  is not  reflected  in the
     Technical Report, the omission to disclose which makes the Technical Report misleading.

                                      23-1

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

9.   I am independent of the Issuer applying the tests set out in section 1.5 of
     National Instrument 43-101.

10.  I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11.  I consent to the filing of this  Technical  Report with any stock  exchange and other  regulatory  authority  and any  publication  by them,  including electronic  publication  in the  public  company  files on  their  websites accessible by the public, of this Technical Report.

Dated at Toronto, Ontario         Hrayr Agnerian, M.Sc.(Applied), P.Geo.
February 24, 2005                 Consulting Geologist
                                  Roscoe Postle Associates Inc.

                                      23-2

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

JASON J. COX

     I, Jason J. Cox, P. Eng., do hereby certify that:

1.   I am a Senior Mining  Engineer with Roscoe Postle  Associates Inc. of Suite
     501, 55 University Ave Toronto, ON, M5J 2H7.

2.   I am a graduate of the Queen's University,  Kingston,  Ontario,  Canada, in
     1996 with a Bachelor of Science degree in Mining Engineering.

3.   I am  registered  as a  Professional  Engineer in the  Provinces of Ontario
     (Reg.#  90487158).  I am a Member  of the  Canadian  Institute  of  Mining,
     Metallurgy and Petroleum.

4.   I have  worked  as a  Mining  Engineer  for a  total  of 8 years  since  my graduation.  My relevant experience for the purpose of the Technical Report is:

     o    Review  and  report  as a  consultant  on  more  than a  dozen  mining operations  and  Projects  around  the  world  for due  diligence  and regulatory requirements
     o    Planning  Engineer  to Senior Mine  Engineer  at three North  American mines
     o    Contract Co-ordinator for underground construction at an American mine

5.   I have  read the  definition  of  "qualified  person"  set out in  National
     Instrument 43-101  ("NI43-101") and certify that by reason of my education, affiliation  with a professional  association  (as defined in NI43-101) and past  relevant  work  experience,  I  fulfill  the  requirements  to  be  a
     "qualified person" for the purposes of NI43-101.

6.   I am responsible for Chapters 4 and 16-20 of the Technical Report.

7.   I visited the Limon Mine from January 18 to 20, 2005.

8.   I have had no prior  involvement  with the property  that is the subject of the Technical Report

9.   I am not aware of any material fact or material  change with respect to the subject  matter  of the  Technical  Report  that  is not  reflected  in the
     Technical Report, the omission to disclose which makes the Technical Report misleading.

10.  I am independent of the Issuer applying the tests set out in section 1.5 of
     National Instrument 43-101.

11.  I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12.  I consent to the filing of this  Technical  Report with any stock  exchange and other  regulatory  authority  and any  publication  by them,  including electronic publication in

                                      23-3

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

     the public  company files on their  websites  accessible by the public,  of this Technical Report.

Dated 24th day of February, 2005.

Jason J. Cox, P. Eng.

                                      23-4

ROSCOE POSTLE ASSOCIATES INC.                                    www.rpacan.com
--------------------------------------------------------------------------------

24   APPENDIX

                 CHECK ASSAY RESULTS: LIMON LABORATORY V.S. ACME
                LABORATORIES, DIAMOND DRILL HOLES FROM POZO 1 &
                             2, SANTA PANCHA DEPOSIT

---------------------------------------------------------------------------------------
Sample   Limon Lab. Orig       Limon Lab. Check       Acme Lab assay      Remarks
  No.     assay (g/t Au)      assay value (g/t Au)      (g/t Au)
---------------------------------------------------------------------------------------
137717       72.92                  85.16                70.23
137718       55.85                  62.02                53.20
137709       49.82                  55.47                53.32
137724       39.80                  27.36                27.68
137715       36.36                  34.11                34.91
137720       31.54                  33.60                25.33
137720       31.54                                       25.10          Acme duplicate
137716       28.32                  28.90                28.64
137716       28.32                  29.38                               Limon duplicate
137708       23.28                  23.52                20.30
137712       22.66                  20.67                20.08
137727       22.35                  26.19                24.53
137727       22.35                  24.75                               Limon duplicate
137728       22.32                  21.53                23.04
137730       21.43                  21.05                17.95
137723       21.32                  20.57                22.35
137711       20.57                  25.78                28.02
137714       20.26                  28.75                24.83
137710       18.38                  25.23                26.09
137719       16.90                  15.15                15.61
137722       16.08                  15.67                14.70
137729       15.56                  10.80                13.23
137731       14.84                  22.80                19.81
137713       14.06                  19.75                16.60
137726       11.83                  11.04                11.61
137725        8.02                  11.52                7.21
137707        0.00                   0.00                0.00               Blank
Standard                                                 3.39           Acme Standard
---------------------------------------------------------------------------------------
Source: Glencairn, 2005.
---------------------------------------------------------------------------------------

                                      24-1

N
11000 E
11500 E
12000 E
12500 E
16000 N
15500 N
15000 N
Fault
A
A'
B
B'
C
C'
Ligia
Talavera II
Talavera Sur
Veta Nueva
Legend:
Mineralized Veins
Underground workings
A A' Cross Section
0 100 200 300 400 500
Metres
February 2005
After: Glencairn Gold Corp., 2005

Figure 17-1

Glencairn Gold Corporation

Limón Mine

Nicaragua

Talavera Deposit

Vein Geology Plan View, 150 Level

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

24-2

A
A'
50 Level
Figure 17-2
Glencairn Gold Corporation
Limón Mine
Nicaragua
Talavera Deposit
Cross Section A - A'
Talavera Sur & Talavera II Structures
TALAVERA II
TALAVERA SUR
150 Level
250 Level
350 Level
3.62 / 2.51m
3.33 / 2.71m
6.90 / 1.70m
5.01 / 4.86m
1.72 / 3.57m
3.34 / 1.24m
2.53 / 2.69m
6.75 / 4.87m
11.69 / 3.16m
29.29 / 5.43m
21.24 / 1.91m
6.57 / 3.7m
12.94 / 2.0m
13.52 / 3.3m
10.12 / 1.63m
6.41 / 1.55m
3.68 / 3.0m
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection
(g/t Au / metres)
0 20 40 60 80 100
Metres
February 2005
Source: Glencairn Gold Corp, 2005

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

24-3

B
B'
LGNE
SEO I
50 Level
150 Level
250 Level
1.32 / 1.2m
2.67 / 4.72m
0.22 / 4.62m
6.7 / 4.1m
4.92 / 2.4m
5.27 / 2.5m
6.79 / 4.4m
4.56 / 3.1m
6.33 / 2.4m
10.05 / 2.7m
2197
2150
2149
2207
2215
1961
1894
1967
1981
1963
1895
1970
1966
2144
2152
2203
2850
1438
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection (g/t Au / metres)
0 20 40 60 80 100
Metres
February 2005
Source: Glencairn Gold Corp., 2005
Glencairn Gold Corporation
Limón Mine
Nicaragua
Talavera Deposit
Cross Section B - B'
(SEO & Ligia Structures)
ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

Figure 17-3

24-4

C
C'
VETA NUEVA
50 Level
50 Level
150 Level
150 Level
250 Level
250 Level
12.27 / 5.96m
6.92 / 5.2m
4.91 / 3.4m
3.58 / 4.1m
6.3 / 3.9m
7.96 / 3.4m
8.67 / 4.3m
18.13 / 2.3m
2.39 / 3.8m
6.4 / 5.9m
9.30 / 4.7m
2412
1770
3257
2402
1762
3254
1999
2397
2046
3256
2399
2449
2446
2427
2452
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection
(g/t Au / metres)
0 20 40 60 80 100
Metres
February 2005
Source: Glencairn Gold Corp., 2005
Figure 17-4
Glencairn Gold Corporation
Limón Mine
Nicaragua
Talavera Deposit
Cross Section C - C'
(Veta Nueva Vein)
ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

24-5

ROSCOE POSTLE ASSOCIATES INC.

LIGIA PRINCIPAL
LIGIA NORESTE

Legend:

- Proven Mineral Reserves
- Indicated Mineral Resources
- Mined Out
- Fault

0 20 40 60 80 100

Metres

February 2005

Source: Glencairn Gold Corp., 2005

Figure 17-5

Glencairn Gold Corporation

Limón Mine

Nicaragua

Talavera Main Vein

Vertical Longitudinal Section

(East Half)

24-6

www.rpacan.com

24-7

ROSCOE POSTLE ASSOCIATES INC.

TALAVERA SUR
TALAVERA SUR FW
APOFISIS I

Legend:

- *Proven Mineral Reserves*
- *Indicated Mineral Resources*
- *Mined Out*
- *Fault*

0 20 40 60 80 100

Metres

February 2005

Source: Glencairn Gold Corp., 2005

Figure 17-6

Glencairn Gold Corporation

Limón Mine

Nicaragua

Talavera Main Vein

Vertical Longitudinal Section

(West Half)

www.rpacan.com

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

19,200 E
19,300 E
19,400 E
19,500 E
14,000 N
13,900 N
13,800 N
13,700 N
13,600 N
14,081 N
13,910 N
13,768 N
FW
HW
HW2
14,024 N
13,996 N
13,967 N
13,939 N
13,882 N
13,853 N
13,825 N
13,796 N
13,739 N
13,711 N
13,682 N
13,654 N
13,626 N
13,598 N
13,570 N
Pozo 1
(Shaft)
Pozo 2
(Shaft)
400L
N
Legend:
Underground Workings
Shaft
Mineralized vein
Fault
0 10 20 30 40 50
Metres
February 2005
Source: Glencairn Gold Corp., 2005

Figure 17-7

Glencairn Gold Corporation

Limón Property

Nicaragua

24-8

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

19200.0 E
13780.0 N
19250.0 E
13760.0 N
19300.0 E
13740.0 N
19350.0 E
13720.0 N
19400.0 E
120 m
90 m
60 m
30 m
0.0 m
-30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
Trenching
TR-12
TR-12A
TR 13-A
TR-13
3165
3163
0011
3161
3152
3151
3168
0273
Weathered Zone
10.83 / 4.77m
3.73 / 6.38m
2.86 / 4.44m
8.16 / 5.73m
HW
FW
7.62 / 8.40m
3.73 / 3.24m
9.16 / 6.92m
5.91 / 8.12m
5.49 / 8.36m
3152
3.26 / 7.67m
3.73 / 10.12m
5.47 / 9.27m
3151
2.81 / 7.62m
0321
0319
0319 FW 3.47 / 8.60m
0321 FW 4.79 / 9.90m
0319 HW 4.24 / 12.70m
0321 HW Did Not Test HW zone
Legend:
Mineralized Vein
Mined Out
3152 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
0 10 20 30 40 50
Metres
Source: Glencairn Gold Corp., 2005
February 2005

Figure 17-8

Glencairn Gold Corporation

Limón Property
Nicaragua
Santa Pancha Deposit, Pozo 1 & 2 Veins
Vertical Cross Section 13,768 N
Looking NNE

24-9

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

0.0
100.0
120 m
90 m
60 m
30 m
0.0 m
-30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
Trenching
TR-2
TR-3
Mined
3030
3018
3237
3131
3181
3006
3138
3012
3154
3156
Weathered Zone
8.04 / 4.5m
3.49 / 4.5m
2.48 / 3.6m
9.96 / 2.7m
4.65 / 2.9m
1.11 / 2.9m
6.23 / 7.9m
0.08 / 2.8m
1.07 / 8.3m
0.53 / 2.7m
0.76 / 8.8m
2.26 / 4.9m
0.97 / 8.6m
1.47 / 6.2m
FW
HW
Legend:
Mineralized Vein
Mined Out
3156 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
0 10 20 30 40 50
Metres
Source: Glencairn Gold Corp., 2005
February 2005

Figure 17-9

Glencairn Gold Corporation

Limón Property

Nicaragua

Santa Pancha Deposit, Pozo 1 & 2 Veins

Vertical Cross Section 13,910 N

Looking NNE

24-10

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

19300.0 E
14100.0 N
19350.0 E
14080.0 N
19400.0 E
14060.0 N
19450.0 E
14040.0 N
19500.0 E
14020.0 N
60 m
30 m
0.0 m
-30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
-240 m
-270 m
Weathered Zone
0179
0117
Hw2
FW
HW
6.16 / 3.11m
0.37 / 6.02m
0.18 / 3.61m
3134
6.00 / 2.40m
0.63 / 4.00m
1255
1269
1260
12.13 / 2.42m
7.79 / 3.52m
0.25 / 6.89m
3209
9.79 / 6.30m
3024
0.21 / 7.08m
3.76 / 0.83m
3.86 / 5.90m
3212
0.19 / 6.01m
8.51 / 5.41m
3015
0.24 / 11.37m
3017
Legend:
Mineralized Vein
Mined Out
3024 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
0 10 20 30 40 50
Metres
Source: Glencairn Gold Corp., 2005
February 2005

Figure 17-10

Glencairn Gold Corporation

Limón Property

Nicaragua

Santa Pancha Deposit, Pozo 1 & 2 Veins

Vertical Cross Section 14,081 N

Looking NNE

24-11

24-12

SSW
NNE
POZO #2
(Shaft)
POZO #1
(Shaft)
Mined Out
Block in FW Section
Capotin Fault
Elevation
(metres)
Figure 17-11
Legend:
Indicated Resource
Inferred Resource
Mined Out
W Mine Workings Intercept
Block Number
Drillhole intersection
Grade (g/t Au)
True Thickness (metres)
0 20 40 60 80 100
Metres
Source: Glencairn Gold Corp., 2005
February 2005
Glencairn Gold Corporation
Limón Mine
Nicaragua
Santa Pancha Deposit
Pozo 1 & 2 Veins (Hangingwall)
Vertical Longitudinal Section

ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

SSW
NNE
POZO #2
(Shaft)
POZO #1
(Shaft)
Elevation
(metres)
Mined
Out
Capulin Fault
Figure 17-12
Glencairn Gold Corporation
Limón Mine
Nicaragua
Santa Pancha Deposit
Pozo 1 & 2 Veins (Footwall)
Vertical Longitudinal Section
Legend:
Indicated Resource
Inferred Resource
Mined Out
Mine Workings Intercept
Block Number
Drillhole intersection
Grade (g/t Au)
True Thickness (metres)
Metres
Source: Glencairn Gold Corp., 2005
February 2005
ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

24-13

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

SSW
NNE
19,300.0 E
14,000.0 N
19,350.0 E
POZO #1
(Shaft)
Elevation
(metres)
60 m
30 m
0.0 m
-30.0 m
-60.0 m
-90.0 m
-120.0 m
-150.0 m
-180.0 m
Capulin Fault
140/4045
140/4080
140/4110
185/4028
185/4055
185/4085
230/4045
1.85
0.5
1.71
1.0
6.16
3.1
6.33
3.2
5.40
2.9
6.00
2.4
10.49
7.4
3.06
2.4
12.13
2.4
8.60
1.4
0.00
1.5
3.35
5.7
10.60
2.6
3.76
0.8
0.69
3.8
0 10 20 30 40 50
Metres
13939N
13967N
13996N
14024N
14053N
14081N
14110N
14138N
Legend:
Indicated Resource
Inferred Resource
Mined Out
Block Number
Drillhole intersection
Grade (g/t Au)
True Thickness (metres)
February 2005
Source: Glencairn Gold Corp., 2005

Figure 17-13

Glencairn Gold Corporation

Limón Mine

Nicaragua

24-14

SSW
NNE
Elevation (metres)
150 m
120 m
90 m
60 m
30 m
0 m
-30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
POZO # 4
(Shaft)
HANGINGWALL ZONE
FOOTWALL ZONE
Legend:
Indicated Resource
Inferred Resource
Mined Out
Block Number
Drillhole intersection
Grade (g/t Au)
True Thickness (metres)
Figure 17-14
0 20 40 60 80 100
Metres
Glencairn Gold Corporation
Limón Mine
Nicaragua
Santa Pancha Deposit
Pozo 1 & 2 P4-BT2 Vein
Vertical Longitudinal Section
Source: Glencairn Gold Corp., 2005
February 2005
ROSCOE POSTLE ASSOCIATES INC.
www.rpacan.com

24-15

N
Pozo 4
(Shaft)
Pozo 5
(Shaft)
Reference Line 340°
Reference Line 0°
14,583N
14,849N
N-100
N-250
N-400
N-550
N-700
N-850
N-1000
19000 E
19100 E
19200 E
19300 E
14100 N
14200 N
14300 N
14400 N
14500 N
14600 N
14700 N
14800 N
14900 N
15000 N
15100 N
15200 N
15300 N
0 50 100 150 200
Metres
Legend:
Underground Workings
Shaft
N-250 250 Level
February 2005
After: Glencairn Gold Corp., 2005

Figure 17-15

Glencairn Gold Corporation

Limón Mine

Nicaragua

Santa Pancha Deposit

Pozo 4 & 5 Veins (Footwall)

Composite Plan View at Various Levels

24-16

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

-100.0
0.0
100.0
90 m
60 m
30 m
0.0 m
-3.0 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
-240 m
Surface
Limit of blocks included in the Mineral Resources
3.33 / 1.2m
3.10 / 2.2m
3087
3.95 / 3.0m
2.76 / 0.8m
13.51 / 2.3m
1.31 / 1.3m
3088
4.92 / 3.1m
0373
0374
3091
0355
Legend:
Mineralized Vein
Mined Out
3088 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
6.12 / 3.4m
Mined
16.20 / 5.3m
3107
0.27 / 3.1m
6.70 / 2.4m
Limit of blocks included in the Mineral Resources
3.01 / 2.5m
3108
3.23 / 3.5m
3112
0 10 20 30 40 50
Metres
Source: Glencairn Gold Corp., 2005
February 2005

Figure 17-16

Glencairn Gold Corporation

Limón Property

Nicaragua

Santa Pancha Deposit

Pozo 4 & 5 Veins

Vertical Cross Section 14,583 N

24-17

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

0.0
100.0
2528
Surface
60 m
7.47 / 1.0m
2507
18.54 / 2.1m
Limit of blocks included in the Mineral Resources
30 m
2508
3.22 / 5.9m
0.0 m
3.43 / 3.0m
-30 m
8.30 / 2.1m
-60 m
Mined
-90 m
7.53 / 2.4m
Legend:
Mineralized Vein
Mined Out
2507 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
-120 m
25.50 / 3.0m
0570
-150 m
-180 m
19.6 / 2.7m
-210 m
0681
-240 m
0 10 20 30 40 50
Metres
-270 m
Source: Glencairn Gold Corp., 2005
February 2005

Figure 17-17

Glencairn Gold Corporation

Limón Property

Nicaragua

Santa Pancha Deposit

Pozo 4 & 5 Veins

Vertical Cross Section 14,849 N

24-18